                                                                    EXHIBIT 99.1

                    Offer to Purchase, dated April 21, 1997

                          OFFER TO PURCHASE FOR CASH
                    ALL OUTSTANDING SHARES OF COMMON STOCK
                       (Including the Associated Rights)
                                      OF
                              AST RESEARCH, INC.
                                      AT
                              $5.40 NET PER SHARE
                                      BY
                         SAMSUNG ELECTRONICS CO., LTD.


   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY
         TIME, ON MONDAY, MAY 19, 1997, UNLESS THE OFFER IS EXTENDED.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS TO THE OBLIGATIONS OF PURCHASER AND THE COMPANY TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING RECEIPT BY PURCHASER AND THE COMPANY OF CERTAIN GOVERNMENTAL AND REGULATORY APPROVALS. THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED.

  THE BOARD OF DIRECTORS OF THE COMPANY, BASED ON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF THE INDEPENDENT DIRECTORS OF THE COMPANY, HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, TAKEN TOGETHER, ARE IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY (OTHER THAN PURCHASER AND ITS AFFILIATES), HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES HEREUNDER.

                                ---------------

                                   IMPORTANT

  Any stockholder desiring to tender Shares (as defined herein) should either
(1) complete and sign the Letter of Transmittal, or a facsimile copy thereof, in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 2 of this Offer to Purchase or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender such Shares.

  A stockholder who desires to tender Shares and whose certificates for Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in Section 2.

  Questions and requests for assistance, or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials, may be directed to the Dealer Manager or the Information Agent at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Holders of Shares may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                                ---------------

 THIS TRANSACTION HAS NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE  COMMISSION  NOR HAS  THE  SECURITIES AND  EXCHANGE  COMMISSION
     PASSED UPON THE FAIRNESS OR MERITS  OF THIS TRANSACTION NOR UPON THE
       ACCURACY  OR  ADEQUACY  OF  THE INFORMATION  CONTAINED  IN  THIS
         DOCUMENT.ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                ---------------

                     The Dealer Manager for the Offer is:

                             SALOMON BROTHERS INC

             The date of this Offer to Purchase is April 21, 1997

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          -----
INTRODUCTION.............................................................     1
SPECIAL FACTORS..........................................................     3
  Background of the Offer and the Merger.................................     3
  Recommendations of the Special Committee and the Board; Fairness of the
   Offer and the Merger..................................................    14
  Opinion of Financial Advisor to the Special Committee..................    21
  Position of Purchaser Regarding the Fairness of the Offer and the
   Merger................................................................    26
  Analysis of Financial Advisor to Purchaser.............................    26
  Purpose and Structure of the Offer and the Merger; Reasons of Purchaser
   for the Offer and the Merger..........................................    28
  Plans for the Company After the Offer and the Merger; Certain Effects
   of the Offer
   and the Merger........................................................    29
  Rights of Stockholders in the Merger...................................    30
  The Merger Agreement...................................................    31
  Interests of Certain Persons in the Offer and the Merger...............    35
  Beneficial Ownership of Shares.........................................    36
  Certain Financial Projections..........................................    37
  Certain Litigation.....................................................    40
THE TENDER OFFER.........................................................    42
 1. Terms of The Offer; Expiration Date..................................    42
 2. Procedure for Accepting the Offer and Tendering Shares...............    43
 3. Withdrawal Rights....................................................    46
 4. Acceptance for Payment and Payment for Shares........................    47
 5. Certain Federal Income Tax Consequences..............................    48
 6. Price Range of the Shares............................................    49
 7. Certain Information Concerning the Company...........................    49
 8. Certain Information Concerning Purchaser.............................    52
 9. Financing of the Offer and the Merger................................    53
10. Certain Transactions Between Purchaser and the Company...............    53
11. Dividends and Distributions..........................................    54
12. Effects of the Offer on the Market for Shares; NASDAQ National Market
     System and Exchange Act Registration................................    55
13. Certain Conditions of the Offer......................................    56
14. Certain Legal Matters; Regulatory Approvals..........................    57
15. Fees and Expenses....................................................    59
16. Miscellaneous........................................................    61
Schedule I Directors and Executive Officers of Purchaser.................   I-1
Schedule II Directors and Executive Officers of the Company..............  II-1
Schedule IIIAudited Financial Statements (and Related Notes) for the
            Company for
            the Fiscal Year Ended December 28, 1996, the Six-Month Period
            Ended December 30, 1995 and the Fiscal Year Ended July 1,
            1995......................................................... III-1
Annex A   Agreement and Plan of Merger dated as of April 14, 1997 by and
          among Purchaser, Sub and the Company ..........................   A-1
Annex B   Opinion of Morgan Stanley & Co. Incorporated...................   B-1
Annex C   Text of Section 262 of the Delaware General Corporation Law....   C-1

To the Holders of Common Stock (including the Associated Rights) of AST Research, Inc.:

                                 INTRODUCTION

  Samsung Electronics Co., Ltd., a Korean corporation ("Purchaser"), hereby offers to purchase all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of AST Research, Inc., a Delaware corporation (the "Company"), and the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Amended and Restated Rights Agreement dated as of January 28, 1994 between the Company and American Stock Transfer & Trust Company, as amended (the "Rights Agreement"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"), at the purchase price of $5.40 per Share (the "Offer Price"), net to the tendering stockholder in cash.

  The Offer is being made pursuant to the terms of the Agreement and Plan of Merger, dated as of April 14, 1997 (the "Merger Agreement"), by and among the Company, Purchaser and AST Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Purchaser ("Sub"). The Merger Agreement provides, among other things, for the making of the Offer by Purchaser, and further provides that, following the purchase of Shares pursuant to the Offer and promptly after the satisfaction or waiver of certain other conditions, Sub will be merged with and into the Company (the "Merger"). The Company will continue as the surviving corporation after the Merger (the "Surviving Corporation"). At the effective time of the Merger, each outstanding Share (except for Shares owned by Purchaser or any subsidiary of Purchaser and Shares held by stockholders exercising their appraisal rights under the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive the Offer Price, net to the holder in cash, without interest.

  THE BOARD OF DIRECTORS OF THE COMPANY ("THE BOARD"), BASED ON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF THE INDEPENDENT DIRECTORS OF THE COMPANY (THE "SPECIAL COMMITTEE"), HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, TAKEN TOGETHER, ARE IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY OTHER THAN PURCHASER AND ITS AFFILIATES (THE "NON-SAMSUNG STOCKHOLDERS"), HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES HEREUNDER.

  MORGAN STANLEY & CO. INCORPORATED ("MORGAN STANLEY"), FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE, HAS DELIVERED A WRITTEN OPINION TO THE SPECIAL COMMITTEE, DATED APRIL 14, 1997 (THE "MORGAN STANLEY OPINION"), TO THE EFFECT THAT, AS OF THAT DATE, THE CONSIDERATION TO BE RECEIVED BY THE NON-SAMSUNG STOCKHOLDERS PURSUANT TO THE MERGER AGREEMENT WAS FAIR FROM A FINANCIAL POINT OF VIEW TO SUCH STOCKHOLDERS. SEE "SPECIAL FACTORS--OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE." THE FULL TEXT OF THE MORGAN STANLEY OPINION IS ATTACHED HERETO AS ANNEX B. STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY AND IN ITS ENTIRETY FOR ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW OF MORGAN STANLEY.

  The Offer is conditioned upon, among other things, the satisfaction or waiver of certain conditions to the obligations of Purchaser and the Company to consummate the transactions contemplated by the Merger Agreement, including receipt by Purchaser and the Company of certain governmental and regulatory approvals. The Offer is not conditioned on any minimum number of shares being tendered. See "THE TENDER OFFER--13. Certain Conditions of the Offer."

  THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF THE COMPANY'S STOCKHOLDERS. ANY SUCH SOLICITATION WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

  The Offer will expire at 5:00 P.M. New York City time, on Monday, May 19, 1997, unless extended.

  Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See "THE TENDER OFFER--5. Certain Federal Income Tax Consequences." Purchaser will pay all charges and expenses of Salomon Brothers Inc, as Dealer Manager (in such capacity, the "Dealer Manager"), Citibank, N.A., as Depositary (in such capacity, the "Depositary"), and MacKenzie Partners, Inc., as Information Agent (in such capacity, the "Information Agent"), incurred in connection with the Offer. For a description of the fees and expenses to be paid by Purchaser, see "THE TENDER OFFER--15. Fees and Expenses."

  Consummation of the Merger is subject to a number of conditions, including approval by the stockholders of the Company if such approval is required by applicable law. See "THE TENDER OFFER--14. Certain Legal Matters; Regulatory Approvals." If Purchaser acquires a majority of the outstanding Shares it will have sufficient voting power to approve and adopt the Merger Agreement and the Merger without the vote of any other stockholder of the Company. If Purchaser acquires at least 90% of the outstanding Shares, Purchaser intends to approve and consummate the Merger without any action by, or any further prior notice to, the other stockholders of the Company pursuant to the short-form merger provisions of the DGCL.

  The Company has informed Purchaser that as of April 14, 1997 there were 57,964,830 Shares issued and outstanding and 8,611,326 Shares reserved for issuance upon the exercise of outstanding stock options and warrants. As a result of transactions referred to under "SPECIAL FACTORS--Background of the Offer and the Merger," Purchaser and its affiliates beneficially own 26,389,336 Shares, representing approximately 45.5% of the outstanding Shares, and hold an option to acquire an additional 4.4 million Shares which, if exercised, would result in Purchaser and its affiliates owning approximately 49.4% of the then-outstanding Shares.

  The Company has informed Purchser that, as of April 14, 1997, all of the executive officers and directors (including directors nominated by Purchaser) of the Company as a group owned 2,378,752 Shares and held options or warrants to purchase 859,500 Shares (which are exercisable within 60 days of April 14, 1997 without giving effect to the acceleration of Options provided for in the Merger Agreement). The Company has advised Purchaser that, to the best of the Company's knowledge, and subject to applicable securities laws, all directors and executive officers of the Company presently intend to tender pursuant to the Offer all Shares owned by such persons. See "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger."

  The Company has also informed Purchaser that as of April 14,1997 there were 4,092,795 Shares reserved for issuance upon the conversion of the Liquid Yield Option Notes of the Company due December 14, 2013 (the "LYONs"). Purchaser is not offering to purchase any of the LYONs. To accept the Offer, LYONs holders must convert in accordance with the terms and provisions thereof and subsequently tender their Shares pursuant to the terms and conditions of the Offer. However, because the conversion price of the LYONs is substantially in excess of the Offer Price, Purchaser does not anticipate that any such conversion will occur. If, following consummation of the Offer, Purchaser owns at least 50% or more of the Shares, the holders of the LYONs will have the right to require the Company to redeem the LYONs at their issue price plus accrued original discount through the date set for such redemption. If all holders of LYONs exercise such right, the aggregate amount payable to such holders would be approximately $135 million. Following consummation of the Offer, holders of LYONs will be notified of their right of redemption. Purchaser has represented to the Company in the Merger Agreement that Purchaser has available to it credit lines or other sources of financing to, among other things, fund the Company's redemption obligations with respect to the LYONs.

  The information contained in this Offer to Purchase concerning the Company was supplied by the Company. Purchaser takes no responsibility for the accuracy of such information. The information contained in this Offer to Purchase concerning the Offer, the Merger, and Purchaser was supplied by Purchaser. The Company takes no responsibility for the accuracy of such information.

  THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. ALSO SEE "THE TENDER OFFER--16. MISCELLANEOUS" FOR INFORMATION REGARDING CERTAIN ADDITIONAL DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") IN CONNECTION WITH THE OFFER.

                                SPECIAL FACTORS

BACKGROUND OF THE OFFER AND THE MERGER

   The personal computer industry is highly competitive and is characterized by intense price competition, rapid technological change and short product life cycles. As a result of these external factors, as well as the Company's lack of success in consistently bringing to market in a timely fashion competitive products, in 1994 the Company began more actively to explore alternatives to strengthen its position in the personal computer industry and to enhance the long-term viability of the Company, including obtaining additional sources of financing. Beginning in late summer 1994, the Company's financial advisors began contacting prospective investors, including Purchaser, to solicit their interest in the Company. Numerous prospective purchasers were contacted by or on behalf of the Company. During this period, the Company pursued each indication of interest it received from potential investors, met with or provided information to several potentially interested parties and engaged in preliminary discussions with another computer company regarding a possible business combination. Such discussions never advanced to a more serious level in light of the parties' inability to reach a tentative framework for an acceptable valuation.

  On several occasions during November and December 1994, representatives of the Company and Purchaser met to discuss a possible significant investment by Purchaser in the Company, coupled with a strategic alliance. During January and February 1995, the parties and their financial and legal advisors engaged in extensive negotiations concerning the terms of the proposed transaction, and on February 27, 1995 the Company and Purchaser entered into a Stock Purchase Agreement and Strategic Alliance Agreement, with the closing of the transaction conditioned on, among other things, approval by the Company's stockholders, which was obtained on June 30, 1995.

  In July 1995, prior to the closing of the transactions contemplated by the Stock Purchase Agreement, the Company informed Purchaser that the Company had incurred a larger than expected loss for the fourth quarter ended July 1, 1995 and that it anticipated a net loss for the fiscal year ended July 1, 1995 of approximately $100 million. As a condition to Purchaser 's agreement to proceed with its investment in the Company, the parties agreed that, promptly following the closing, the Company would retain a nationally recognized management consulting firm to, among other things, determine the causes of the fiscal 1995 operating loss and the Company's failure to achieve results consistent with its business plan. Pursuant to such agreement, the Company retained The Boston Consulting Group and received a report from such firm.

  Pursuant to the Stock Purchase Agreement, on July 31, 1995 Purchaser and a subsidiary together purchased approximately 40% of the outstanding Shares, consisting of 6.44 million Shares purchased from the Company at $19.50 per share, 5.82 million Shares purchased from the Company's stockholders pursuant to a tender offer at $22.00 per Share, and 5.63 million Shares purchased from the Company at $22.00 per Share (the "Initial Purchaser Investment").

  In connection with the Initial Purchaser Investment, the Company and Purchaser also entered into a Stockholder Agreement, dated as of July 31, 1995 (the "Stockholder Agreement"), which established certain terms and conditions concerning Purchaser's acquisition or disposition of the Company's securities and certain matters of corporate governance. The standstill provisions of the Stockholder Agreement, among other things, prohibit Purchaser and its affiliates from acquiring more than 49.9% of the Company's outstanding voting securities unless such acquisition has been approved by a majority of the Company's "Independent Directors" (i.e., members of the Board who are not either affiliated with Purchaser or employed or formerly employed by the Company) and would result in Purchaser and/or its affiliates owning 100% of the Company's voting stock. Such standstill provisions originally extended until July 31, 1999, but in Amendment No. 1 to the Stockholder Agreement, the expiration date of the standstill provisions was shortened to December 15, 1998. The Stockholder Agreement also originally provided that Purchaser would have the right to designate the number of directors of the Company that is one fewer than a majority of the authorized number of directors.

  Following the closing of the Initial Purchaser Investment, the Company, with Purchaser's support and assistance, sought to address the operating problems causing its poor financial performance. However, losses continued ($96.4 million and $128.6 million, respectively, for the last two quarters of calendar 1995). As a result of these continuing operating losses and the resulting decline in cash balances, the Company required additional financing. Given the Company's financial condition, the Company's management recognized that the Company's cost of borrowing would be very high and that these costs could be considerably lowered if Purchaser were to guaranty the proposed credit facility. Accordingly, the Company requested that Purchaser provide such a guaranty, and on December 21, 1995, Purchaser and the Company entered into an Additional Support Agreement (the "Additional Support Agreement") pursuant to which Purchaser agreed to guaranty a bank credit line for the Company of up to $200 million and to increase the Company's vendor line with Purchaser to up to $100 million through November 30, 1997. In consideration of such additional support from Purchaser, the Company granted to Purchaser an option (the "Purchaser Option") to purchase an additional 4.4 million Shares at $.01 per Share. The Option is exercisable at any time until June 30, 2001.

  Concurrently with the execution of the Additional Support Agreement, Purchaser and the Company entered into Amendment No. 1 to the Stockholder Agreement, the primary effect of which was to shorten the standstill period as described above and to permit Purchaser to vote its shares of the Common Stock for as many director nominees as it shall determine, subject to the requirement that at least three directors are Independent Directors. Accordingly, as a result of Purchaser's Share ownership, it is in a position to designate and elect a majority of the Board. As of the date hereof, six of the ten members of the Board are employees of Purchaser or one of its subsidiaries, including Mr. K.H. Kim, who serves as Chairman of the Board. In addition, Mr. Y.S. Kim, a director and the Company's President and Chief Executive Officer, and Mr. Won Yang, a director and the Company's Acting Chief Financial Officer, were employees of Purchaser or one of its subsidiaries prior to their appointment during 1996 as officers of the Company.

  The terms of the Additional Support Agreement and Amendment No. 1 to the Stockholder Agreement were approved by the Independent Directors, who were advised by an investment banking firm that such terms were fair to the Company from a financial point of view.

  In connection with the Initial Purchaser Investment and pursuant to the terms of a Letter of Credit Agreement dated as of July 31, 1995 (the "Letter of Credit Agreement"), Purchaser agreed to advance to the Company $60 million for the purpose of partially repaying a $90 million promissory note (the "Tandy Note") due to Tandy Corporation ("Tandy") related to the 1993 acquisition by the Company of Tandy's personal computer manufacturing operations. On July 11, 1996, Purchaser advanced $60 million to the Company and, under the terms of the Letter of Credit Agreement, elected to receive Shares in full repayment of the $60 million advance. Accordingly, the Company issued to Purchaser 8,499,336 Shares at a per Share price of $7.06 (the average per Share closing price of the Common Stock for the 20 consecutive trading days ended July 10, 1996). As a result of such issuance, and the issuance to Tandy by the Company of 4,498,594 Shares in repayment of the remaining $30 million balance of the Tandy Note, Purchaser and its affiliates beneficially own 26,389,336 Shares, representing approximately 45.5% of the outstanding Shares, and hold the Purchaser Option, which covers 4.4 million Shares and, if exercised, would result in Purchaser and its affiliates owning approximately 49.4% of the then-outstanding Shares.

  As a result of quarterly losses of $115.8 million, $98.7 million and $135.3 million, respectively, during the first three quarters of calendar 1996, management of the Company determined that additional financing was necessary and that such financing could not, as a practical matter, be obtained by the Company except pursuant to a further guaranty by Purchaser. Purchaser agreed to consider the Company's request and thereafter entered into negotiations with the Independent Directors and their financial advisor during November and early December 1996 with respect to the terms of further support by Purchaser. On December 13, 1996, Purchaser and the Company entered into a Second Additional Support Agreement pursuant to which Purchaser agreed to guaranty a $100 million bank line of credit starting December 13, 1996 and to guaranty an additional $100 million bank line of credit starting April 1, 1997, both extending through December 31, 1998. The additional financial support is in addition to the existing guaranty by Purchaser of a $200 million credit facility provided pursuant to the Additional Support Agreement. The Second Additional Support Agreement also included a one-year extension of the guaranty provided under the Additional Support Agreement, which results in all guarantees expiring on December 31, 1998.

  As consideration for such additional support under the Second Additional Support Agreement, the Company issued to Purchaser 500,000 shares of non-voting preferred stock. Such shares are not subject to mandatory redemption, but each share is redeemable at the Company's option for $100.75 in cash or
13.11 shares of the Company's Common Stock, beginning in 1999. The preferred shares carry a quarterly cumulative dividend, beginning in 1999, at the annual rate of $4.72 per share, with annual increases to the rate of $7.96 per share in the year 2004 and thereafter. The terms of the Second Additional Support Agreement were approved by the Independent Directors, who were advised by an investment banking firm that such terms were fair to the Company from a financial point of view.

  As the result of the above transactions, by year-end 1996 Purchaser's initial investment of under $400 million had grown to a total investment and credit commitments in excess of $900 million. In addition, it had become apparent to Purchaser that the continuing heavy losses from operations of the Company had created a serious risk that by mid-year 1997: (i) the Common Stock would cease to be eligible for quotation on The National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ"); and (ii) without substantial additional financial support from Purchaser the Company could become insolvent. Recognizing these facts, in late 1996 Purchaser began to give serious consideration to its alternatives with respect to its investment in the Company, including the possible acquisition of 100% of the Company's outstanding equity and closer integration of the

Company with the management and operations of Purchaser than could be accomplished if the Company continued to have publicly-owned stock.

  In early January 1997, Purchaser requested Salomon Brothers Inc ("Salomon") to prepare a financial analysis of the Company in order to assist Purchaser in evaluating its alternatives with respect to its investment in the Company, including the possibility of acquiring 100% of the equity of the Company. Salomon presented its financial analysis of the Company to senior executives of Purchaser on January 27, 1997. See "Analysis of Financial Advisor to Purchaser." Following such presentation, management of Purchaser requested further analysis by Salomon and also consulted with its legal advisors concerning legal issues relating to such a possible acquisition. After completion of such financial and legal analysis, senior management of Purchaser authorized J.Y. Yun, President and Chief Executive Officer of Purchaser to inform the Independent Directors that Purchaser wished to commence negotiations to acquire the remaining equity interest in the Company at $5.10 per Share.

  By letter dated January 30, 1997, Mr. Yun notified the Independent Directors of Purchaser's desire to commence negotiations with respect to the acquisition by Purchaser of all of the outstanding Shares not currently owned by Purchaser or its affiliates at a price of $5.10 per Share (the "Acquisition Proposal"). The letter also indicated that consummation of the proposed acquisition would be subject to several conditions, including approval of the transaction by the Independent Directors and receipt of all required United States and Korean governmental approvals.

  Upon receipt of the Acquisition Proposal on January 30, 1997, the Board formed a Special Committee consisting of all of the Independent Directors, namely Messrs. Roger W. Johnson, Jack W. Peltason and Richard J. Goeglein, with Mr. Johnson designated as Chairman, to evaluate the Acquisition Proposal, and to consider other options available to the Company, after consultation with appropriate legal and financial advisors. Later that morning, the Special Committee met informally to preliminarily identify issues related to its responsibilities in relation to the Acquisition Proposal. Resolutions formally establishing the Special Committee were subsequently prepared by counsel to the Special Committee in February 1997, reviewed by the Company and its counsel, and adopted by Unanimous Written Consent of the Board, dated as of January 30, 1997 (the "Board's Consent"). Under the terms of the Board's Consent, the Special Committee was authorized to consider the Acquisition Proposal and to take all action in connection therewith as it deemed necessary, appropriate or advisable, it being expressly understood that the Special Committee was authorized to reject the Acquisition Proposal or any other transaction proposed by Purchaser if the Special Committee determined that such Acquisition Proposal or other transaction was not in the best interests of the Non-Samsung Stockholders. The Board's Consent also provided that each member of the Special Committee would receive for his services on the Special Committee during the pendency of the Acquisition Proposal and any other proposal by or transaction with Purchaser that pursuant to the terms of the Stockholder Agreement would be subject to the approval of the Independent Directors, a fee of $50,000 (payable $25,000 on January 30, 1997 and $25,000 on March 30, 1997), plus reimbursement of expenses reasonably incurred in connection with their services on the Special Committee.

  On January 30, 1997, the Company publicly announced its results of operations for the fourth quarter of fiscal year 1996, including a net loss of $68 million, as well as the Acquisition Proposal and the formation of the Special Committee.

  On January 31, 1997 and in the days following shortly thereafter, the Company was named along with Purchaser and certain current and former members of the Board, as a defendant in eleven stockholder class action lawsuits filed in the Court of Chancery in New Castle County, Delaware (as subsequently consolidated, the "Delaware Action"). A separate class action complaint was filed (but not served) on January 31, 1997 in the Superior Court for the County of Orange, California (as subsequently amended, the "California Action"). For further information regarding the Delaware Action and the California Action, see "Certain Litigation."

  Within a few days of January 30, 1997, the Special Committee met informally by telephone to discuss the process of selecting an independent financial advisor for the Special Committee's deliberations. The Special Committee identified five investment banking firms (including certain firms which had, and certain firms which had not, previously advised the Company or the Independent Directors in connection with transactions between the Company and Purchaser) which it would invite to make a presentation to the Special Committee, if they were interested.

  On February 5, 1997, on behalf of the Special Committee, Mr. Johnson interviewed and decided to retain the law firm of Irell & Manella LLP as counsel to the Special Committee. Within a few days, such firm retained Delaware counsel for the Special Committee.

  On February 14, 1997, the Company announced in a press release that it had received numerous inquiries from stockholders, customers, investors and others expressing interest in the Acquisition Proposal and that it had forwarded those inquiries to the Special Committee. The press release also stated that the Company would accept on behalf of the Special Committee written communications from stockholders relating to the Acquisition Proposal and would forward them to the Special Committee.

  From February 7, 1997 to February 11, 1997, the Special Committee interviewed representatives of five investment banking firms regarding their interest in serving as financial advisors to the Special Committee in connection with its evaluation of the Acquisition Proposal. On February 12, 1997, after discussions among the members of the Special Committee and its counsel, the Special Committee decided to invite two of the investment banking firms to expand on their previous presentations. On February 14, 1997, the Special Committee held further discussion with the two firms and on February 19, 1997, the Special Committee determined to retain Morgan Stanley & Co., Incorporated ("Morgan Stanley") as its exclusive financial advisor. The terms of Morgan Stanley's engagement by the Special Committee were finalized by a letter agreement dated February 21, 1997. The Company issued a press release on February 25, 1997 announcing the Special Committee's engagement of Morgan Stanley.

  During the period between the engagement of its legal and financial advisors and the recommendation of the Merger Agreement to the Board on April 14, 1997, the Special Committee regularly received reports on its advisors' work, which included a review of various matters relevant to the Special Committee's deliberations, including their meeting or speaking with a number of present and former employees and directors of the Company and representatives from various shareholder groups, and periodic discussions between counsel for the Special Committee and counsel to Purchaser and counsel to the Company, respectively, concerning the Special Committee's activities; received advice pertaining to the Special Committee's deliberations; and conferred regularly with its advisors in formal meetings and informal discussions through Mr. Johnson, the Special Committee Chairman.

  On March 12, 1997, the Special Committee met with representatives of Bain & Company, Inc. ("Bain"), which firm had previously been retained by the Company in the fall of 1996 to provide the Company with strategic consulting services unrelated to any possible acquisition transaction. Although Bain's services had been completed, the Special Committee invited the Bain representatives to the March 12 meeting to share with the Special Committee their strategic assessment of the Company (which had previously been presented to members of the Company's senior management).

  On March 17, 1997, the Special Committee, together with its legal and financial advisors, met with several individual stockholders who were invited by the Special Committee to present their views regarding the Acquisition Proposal. The Special Committee met with Mr. Daniel Sigler (the plaintiff in the California Action) and Dr. Ahmed Kooros, each of whom stated that he owned approximately 250,000 Shares. The Special Committee also spoke with Mr. Saeid Hariri, the chairperson of an organization named the "AST Concern Share Holders Rights Committee," who stated that he represented approximately 3.2 million Shares. The same day, the Special Committee and its advisors met with Mr. Safi Qureshey, the Company's co-founder and the chairman of the Board at the time Purchaser made the Initial Purchaser Investment in 1995 and thereafter until he became chairman emeritus in June 1996, in order to receive his views as a stockholder of the Company owning approximately
2.7 million Shares, with respect to the Acquisition Proposal and other aspects of the relationship between the Company and Purchaser.

  On March 18, 1997, the Special Committee met with its legal advisors to review discussions the Special Committee's legal advisors had held with counsel for the plaintiffs in the Delaware Action (the "Delaware Plaintiffs"). Prior to this meeting, counsel for the Delaware Plaintiffs had expressed to the Special Committee's counsel their interest in meeting with the Special Committee in order to share with the Special Committee their views as to the Acquisition Proposal.

  On or about March 18, 1997, Mr. Johnson, on behalf of the Special Committee, forwarded to the individual members of the Board a copy of a letter the Special Committee had received on February 27, 1997 from Mr. Hariri. In his letter, Mr. Hariri expressed his views of the Company's relationship with Purchaser and concluded his letter by purporting to demand that the Special Committee initiate litigation against Purchaser. In his letter forwarding Mr. Hariri's letter to the individual members of the Board, Mr. Johnson suggested that, irrespective of whether Mr. Hariri's letter constituted a formal demand, any consideration of the allegations contained in Mr. Hariri's letter (and his "demand" for the initiation of litigation against Purchaser) be tabled until the Special Committee completed its deliberations regarding the Acquisition Proposal. (The Board accepted the recommendation of the Special Committee at its meeting on April 14, 1997.) Mr. Johnson also indicated that the Special Committee would consider Mr. Hariri's allegations in connection with its ongoing deliberations.

  On March 19, 1997, Mr. Johnson was contacted by representatives of Bain who informed him that they knew of a third-party investment group which might be interested in an acquisition of all or part of the Company and that Bain was evaluating whether to approach the third party to determine whether it would be interested in learning more about the Company. On the same day, Mr. Johnson conferred with the Special Committee's legal and financial advisors regarding, among other things, this communication from Bain.

  By letter dated March 20, 1997, Mr. Johnson, on behalf of the Special Committee, authorized Bain to release to potentially interested parties, approved by the Special Committee, certain information that Bain had obtained or developed during its engagement by the Company subject to certain confidentiality restrictions. (No such information was ever released by Bain, which ultimately concluded that it was highly unlikely that any third party would be interested in receiving the information without confirmation that Purchaser was interested in entertaining bids for the Company.)

  On March 20, 1997, counsel for Purchaser met with counsel for the Special Committee to exchange views regarding the preliminary thinking of their respective clients regarding the Acquisition Proposal, including issues concerning the pending litigation and the views expressed by several individual stockholders, including those views expressed to the Special Committee during its March 17, 1997 meeting with stockholders and the views expressed by Mr. Hariri in his February 27, 1997 letter. Counsel for Purchaser expressed Purchaser's strong disagreement with the assertions of such stockholders.

  On March 21, 1997, at a meeting of the Executive Committee of the Board, the directors (including the members of the Special Committee) were shown projections of the Company's cash flow and short-term borrowing and were informed that the Company was projecting a net loss of $102 million for the first quarter of 1997 compared to an internally budgeted net loss of $46 million and a net loss of $72 million for the second quarter of 1997 compared to an internally budgeted net loss of $46 million (see "Certain Financial Projections").

  After the Executive Committee meeting on March 21, 1997, and after meeting with the Special Committee's legal and financial advisors, Messrs. Johnson and Peltason met with Mr. Y.S. Kim and Mr. B.S. Song (who is a senior executive of Purchaser and one of Purchaser's designees to the Board) to advise them that the preliminary view of the Special Committee was that the Acquisition Proposal price of $5.10 per Share was inadequate and that an agreement regarding Purchaser's acquisition of the Shares owned by the Non-Samsung Stockholders could only be accomplished if the price offered by Purchaser were "dollars more." During this discussion, Mr. Song indicated to Messrs. Johnson and Peltason that Purchaser was not interested in selling its Shares.

  At a meeting on March 26, 1997, the Special Committee received a presentation from Morgan Stanley regarding its preliminary analysis of the Acquisition Proposal and the alternatives available to the Special Committee in evaluating and responding to it. Following a general discussion, the Special Committee directed Morgan Stanley to contact Purchaser's investment banker, Salomon, as soon as possible to organize a meeting at which Morgan Stanley was to convey to Salomon the Special Committee's desire to achieve a substantially higher price than $5.10 per Share.

  By letter dated March 26, 1997, Mr. Johnson, on behalf of the Special Committee, forwarded to the individual members of the Board copies of correspondence the Special Committee had received from two individual stockholders. The first item forwarded with Mr. Johnson's March 26 letter was a copy of a letter addressed to the Special Committee, dated March 11, 1997, from Dr. Kooros. In the last paragraph of his letter, Dr. Kooros purported to demand that the Special Committee initiate, subject to certain conditions precedent, legal proceedings against Purchaser for the reasons set forth in his letter. The second item of correspondence forwarded by Mr. Johnson with his March 26 letter was a "suggested" derivative action complaint drafted by Mr. Sigler asserting claims against Purchaser purportedly on behalf of the Company. In the letter forwarding Mr. Sigler's draft complaint, Mr. Johnson informed the members of Board that Mr. Sigler had informed the Special Committee that he did not expect the suggested complaint to be pursued during the Special Committee's process of evaluating the Acquisition Proposal. In his letter, Mr. Johnson communicated to the members of the Board that the Special Committee decided to forward the correspondence to the Board's attention in order that, if and when the Board took the action the Special Committee had recommended with respect to Mr. Hariri's February 27 letter (namely, to defer action until after the Special Committee has completed its deliberations regarding the Acquisition Proposal), the same treatment could be afforded to each of these two items of correspondence. (The Board accepted the recommendation of the Special Committee at its meeting on April 14, 1997.)

   Also on March 26, 1997, counsel for Purchaser forwarded a draft merger agreement to counsel for the Special Committee.

  On March 28, 1997, the Special Committee, together with its legal and financial advisors, again met with Mr. Qureshey for further discussions regarding the Acquisition Proposal and other aspects of the relationship between the Company and Purchaser.

  On March 31, 1997, the Special Committee, together with its legal and financial advisors, met with Dr. Carmello Santoro, a former director, who had resigned from the Board in July 1996, in order to receive his views on the Acquisition Proposal and other aspects of the relationship between the Company and Purchaser.

  That same day, representatives of Morgan Stanley and Salomon met to discuss the Acquisition Proposal and to each express to the other their general, preliminary views with regard to the Acquisition Proposal. The Salomon representatives informed the Morgan Stanley representatives (among other things) that Purchaser considered its offer of $5.10 per Share to be a full and fair price, reflective not only of a premium above the market price of the Common Stock but also substantially in excess of what the Common Stock was worth; and that Purchaser would consider reevaluating its willingness to negotiate concerning an acquisition of the Non-Samsung Stockholders' Shares at $5.10 and, instead, consider lowering its offer, if a negotiated acquisition could not be finalized in the relatively near future. Morgan Stanley informed Salomon that (among other things) although, depending upon the assumptions adopted, conventional valuation methods could support a broad range of prices per Share, Morgan Stanley believed that a fair price under all of the relevant circumstances, including the Company's turnaround plan, would have to be significantly in excess of the $5.10 price contained in the Acquisition Proposal to elicit the Special Committee's approval.

  On April 1, 1997, the Special Committee met with its financial and legal advisors and received a report concerning the state of discussions between Salomon and Morgan Stanley. After a general discussion regarding the Acquisition Proposal, Mr. Johnson reported that, since the March 26, 1997 meeting of the Special Committee, Bain had told him that they had concluded it would not be productive to investigate the possible interest of the third-party investment group in considering an acquisition of the Company unless and until Purchaser indicated that it was interested in entertaining acquisition proposals for the Company from third parties.

  Also on April 1, 1997, the general counsel of Purchaser, Mr. J.C. Lee, addressed a letter to Mr. Johnson in which he responded to Mr. Hariri's letter of February 27, 1997 and stated that it was Purchaser's position that, in light of the massive operational problems of the Company at the time of the Initial Purchaser Investment, the Company's very existence would be in serious doubt but for the financial and business support which Purchaser had provided. Mr. Lee's letter set forth Purchaser's position: (i) that, while the Company's performance prior to Purchaser's agreement to invest in February 1995 had been "checkered," with a loss of $54 million in 1993, a profit of $31 million in 1994 and a loss of $62 million in the first six months of 1995, Purchaser's decision to invest was on the basis of assurances on behalf of the Company that it was in the process of a turnaround, with profitable operations forecast for the second half of the fiscal year ending in June 1996; (ii) that the promised turnaround proved a complete illusion; (iii) that, while the true facts began to emerge prior to the closing of the Initial Purchaser Investment, they were "only the tip of the iceberg;" and (iv) that, as demonstrated by the report of the Boston Consulting Group, "far from being in the process of a turnaround--AST was a grievously sick company." Mr. Lee's letter concluded:

  Samsung fully believes that the transaction which it has proposed to AST is in the best interests of all AST stockholders and provides a decent chance of saving the company, while returning to shareholders fair consideration for the value of their investment. Since the proposal was made by Samsung, two months ago, AST's disastrous results of operations have only served to underscore this. For these reasons, we are confident that we will be able to reach agreement with the Special Committee and that Samsung's offer will be accepted by shareholders. If, however, the transaction is unreasonably delayed or not completed, it would be a serious mistake to assume that Samsung will continue to support AST, as it has in the past, with additional expenditures or credit beyond those to which it has contractually committed. Like any other sound business, all of our investments must be justified by the prospect of a reasonable return; we cannot continue indefinitely spending "good money after bad."

  Mr. Johnson responded the same day with a letter to Mr. Lee in which he thanked Mr. Lee for supplying the Special Committee with Purchaser's views; informed Mr. Lee that several of the stockholders with whom the Special Committee had met had equally strong and different views on the

Company's relationship with Purchaser; and that the clear and overriding objective of the Special Committee was to reach a result that was in the best interests of the Non-Samsung Stockholders.

  On April 2, 1997, following a discussion with Mr. Johnson, Morgan Stanley again spoke with Salomon to discuss the Acquisition Proposal. Morgan Stanley advised Salomon that the Special Committee would agree to a price of $6.10 per Share, conditioned on an appropriate merger agreement. In a meeting that same day between counsel for the Special Committee and counsel for Purchaser to discuss, preliminarily, comments regarding the draft merger agreement circulated by Purchaser's counsel, counsel for the Special Committee conveyed the Special Committee's requirement that any agreement concerning Purchaser's acquisition of the Company be conditioned upon Purchaser's receiving, at a minimum, the tender of the majority of the Shares held by the Non-Samsung Stockholders. Purchaser's counsel indicated that before Purchaser would be willing to execute a merger agreement at any price in excess of $5.10 per Share, it would need to receive assurance of a satisfactory settlement of the Delaware Action.

  On April 3, 1997, representatives of Salomon informed Morgan Stanley that Purchaser was willing to increase its offer to $5.30 per Share. However, Salomon indicated that Purchaser objected to the "minimum tender" requirement proposed by the Special Committee and continued to require settlement of the Delaware Action as a precondition for executing a merger agreement at the increased price.

  That same day, the Special Committee, together with its legal and financial advisors, held a meeting at which representatives of the Delaware Plaintiffs were invited to make a presentation of their views regarding desirable terms for a negotiated agreement between the Company and Purchaser.

  After the representatives of the Delaware Plaintiffs left the meeting, counsel to the Special Committee reported to the Special Committee on discussions that had taken place since the last meeting of the Special Committee between the Special Committee's counsel and counsel to Purchaser (including a report that the Special Committee's counsel had received from Purchaser's counsel regarding their discussion with the representatives of the Delaware Plaintiffs the previous day). Morgan Stanley then reported on discussions that had taken place since the last meeting between Morgan Stanley and Salomon. Mr. Johnson was asked by the other members of the Special Committee to represent the Special Committee in any principal-level negotiations that might take place before the next meeting of the Special Committee (it being noted that representatives of Purchaser, who had been characterized by Purchaser's counsel as having negotiating authority, had arrived from South Korea earlier that day).

  On April 4, 1997, after receiving authorization from Mr. Johnson, Morgan Stanley contacted Salomon and indicated that the Special Committee was disappointed with Purchaser's decision to counter the Special Committee's proposal with an offer of $5.30 per Share. Morgan Stanley informed Salomon that the Special Committee could support a per Share price of $6.05 with the understanding that this proposal would be conditioned upon the tender of the majority of the Shares held by the Non-Samsung Stockholders and would not be conditioned on a settlement of the Delaware Action. Later the same day, Salomon contacted Morgan Stanley to reject the Special Committee's $6.05 counterproposal while at the same time indicating that there was a potential for Purchaser to exhibit flexibility concerning issues other than price.

  On April 7, 1997, the members of the Board, including the individual members of the Special Committee, were informed that there would be a special meeting of the Board on April 14, 1997 in order to consider a reorganization plan proposed by the Company's management (the "Reorganization Plan") designed to reduce (regardless of the possibility that Purchaser might acquire the entire equity interest in the Company) the Company's anticipated cash outflow during 1997 and to establish the goal of achieving break-even operations for the Company during 1998.

  Subsequently, the Special Committee met with its legal and financial advisors. During the meeting, the Special Committee received a report from Morgan Stanley regarding the April 4 meeting between Morgan Stanley and Salomon. After consulting with its advisors, the Special Committee instructed Morgan Stanley to contact Salomon and tell Salomon that the Special Committee would accept an offer of $5.90 per Share, conditioned upon the tender of the majority of the Shares held by the Non-Samsung Stockholders and without any conditions connecting the signing of a merger agreement to the settlement of the Delaware Action. The Special Committee also instructed Morgan Stanley to inform Salomon that Mr. Johnson wished to meet with Purchaser's negotiating team as soon as possible.

  Later that day, Morgan Stanley relayed the Special Committee's position to Salomon. Salomon responded that they felt that a meeting of the two parties' principals would be premature and unproductive in light of the significant gap between the two parties' proposed prices. Salomon further indicated that they believed Purchaser would be willing to attend such a meeting if the Special Committee made a proposal that closed the gap between the parties further. Contemporaneously, counsel for Purchaser informed the Special Committee's counsel that Purchaser saw no rational basis for further increasing its offer price and believed that a meeting of the principals would not be productive unless the Special Committee was willing to demonstrate flexibility with respect to their proposed price or other material terms of the proposed transaction.

  The Special Committee's financial and legal advisors reported the results of these discussions to Mr. Johnson the same day. After consultation with the Special Committee's advisors, Mr. Johnson instructed them to contact their respective Purchaser counterparts and inform them that the Special Committee believed that any transaction would require that Purchaser agree to pay a premium of more than 10% above the Acquisition Proposal of $5.10 per Share in order for the Special Committee to agree to it. Mr. Johnson also instructed the Special Committee's advisors to inform their respective Purchaser counterparts that he was still willing and able to meet with Purchaser's negotiating team.

  Later that day, Salomon informed Morgan Stanley that it was encouraged by the Special Committee's latest position and that, accordingly, Purchaser now believed that a meeting between the Special Committee and Purchaser's negotiating team would be productive. However, Salomon reported that Purchaser remained opposed to conditioning the transaction on the tender of the majority of the Shares held by the Non-Samsung Stockholders and that Purchaser still insisted that the execution of any merger agreement be conditioned upon the settlement of the Delaware Action.

  On April 8, 1997, Mr. Johnson, together with the Special Committee's counsel and financial advisor, met with Purchaser's negotiating team, who attended with Purchaser's counsel and its financial advisor. Mr. Johnson made a presentation during which he outlined the Special Committee's deliberative process and the factors the Special Committee considered relevant to the Acquisition Proposal, including the Company's financial condition and the views and expectations of certain substantial stockholders. Mr. Johnson then indicated that the Special Committee was prepared to accept and recommend a price of $5.75 per Share, assuming other terms of the transaction could be worked out by the parties.

  Mr. W.R. Choi (Purchaser's Executive Director of International Finance) responded to Mr. Johnson with a presentation of Purchaser's analysis of the situation, including its view of the value of the Company and alternatives available to Purchaser in the event a transaction could not be reached at an acceptable price. Mr. Choi indicated that although Purchaser did not believe an offer in excess of $5.30 per Share was warranted by objective factors, Purchaser was willing to increase its offer to the Offer Price of $5.40 in an effort to reach a compromise with the Special Committee, that there would be no further increases in Purchaser's offer price, and that this final offer was subject to three conditions: (1) the merger agreement governing the transaction would not include any requirement that the transaction be conditioned upon the tender of the majority of the Shares held by the Non-Samsung

Stockholders; (2) the execution of a merger agreement would be conditioned upon Purchaser's reaching a satisfactory settlement in the Delaware Action; and (3) the proposed transaction would have the full support of the Special Committee.

  After consultation with its counsel and financial advisor, and after indicating that he would have to consult with the other members of the Special Committee to confirm that they concurred with his position, Mr. Johnson indicated he could support the Offer Price. However, Mr. Johnson told Purchaser's representatives that he could not recommend conditioning the execution of a merger agreement on a settlement in the Delaware Action (or with other stockholders) because such a condition could subject the transaction to indeterminate delay, and that he could only agree to the transaction at the Offer Price if negotiations over other terms would conclude and a merger agreement would be signed in the near future. If such an agreement could be reached in a short time frame, Mr. Johnson believed the Special Committee would be willing to solicit the support of the Non-Samsung Stockholders, but without warranting that such support would be obtained.

  After hearing Mr. Johnson's response, Purchaser's representatives responded that they were willing to negotiate the remaining terms of the merger agreement in accordance with the views expressed by Mr. Johnson, with the understanding that they would continue to pursue a settlement in the Delaware Action in a manner that would not delay the timely negotiation and execution of the merger agreement.

  Later that day and the following day, conversations took place between Mr. Johnson and Messrs. Y.S. Kim and Qureshey, respectively, between Mr. Kim and Mr. Qureshey, and between the Special Committee's counsel and Purchaser's counsel, and Mr. Qureshey's counsel, respectively, regarding the status of negotiations between the Special Committee and Purchaser and the fact that a merger agreement between Purchaser and the Company might be ready for consideration by the Board at its April 14, 1997 meeting previously scheduled to consider the Reorganization Plan.

  On April 9, 1997, Mr. Johnson discussed with Messrs. Peltason and Goeglein the events of the day before and they agreed with the position he had taken during the negotiations with Purchaser. That same day, counsel for Purchaser and for the Special Committee conferred regarding the timing of the proposed merger agreement and tentatively agreed to attempt to have a fully negotiated merger agreement that they could recommend to their respective clients on Monday, April 14, 1997.

  On April 9, 1997, Purchaser's counsel contacted the representatives of the Delaware Plaintiffs regarding the possibility of settling the Delaware Action in connection with the execution of a merger agreement negotiated on the basis discussed with Mr. Johnson. These discussions continued through April 14, 1997, on which date agreement was reached between Purchaser and the plaintiffs in the Delaware Action regarding the principal terms of the settlement (see "Certain Litigation").

  On April 10, 1997, counsel for Purchaser forwarded a revised draft merger agreement to the Special Committee's counsel and negotiations commenced between counsel concerning such draft. During the period between April 11 and April 14, 1997, counsel for the Special Committee and counsel for Purchaser continued to discuss the draft Merger Agreement.

  On April 11, 1997, counsel for the Company distributed to the members of the Board materials in preparation for the Board's meeting on April 14, 1997 to consider the draft Merger Agreement (which at that time was still being negotiated) and the Reorganization Plan.

  On April 14, 1997, the Special Committee met with its financial and legal advisors to review the draft Merger Agreement and to discuss the terms of the transactions contemplated thereby. During the meeting, Morgan Stanley made a presentation regarding the basis for, and read the text of, a fairness opinion it was prepared to render (see "Opinion of Financial Adviser to the Special Committee"). At the conclusion of the Special Committee's deliberations, it decided unanimously to recommend the Offer to the Company's stockholders (see "Recommendations of the Special Committee and the Board; Fairness of the Offer and the Merger--The Special Committee").

  Also on April 14, 1997, the entire Board met and received a report from Mr. Johnson regarding the Special Committee's recommendation. The Board unanimously accepted the Special Committee's recommendation, adopted and approved the Merger Agreement, and determined to recommend the Offer to the Non-Samsung Stockholders (see "Recommendations of the Special Committee and the Board; Fairness of the Offer and the Merger--The Board"). The Board also heard a presentation from management regarding the Reorganization Plan, authorized management to finalize the details of the reduction-in-force component thereof (involving a reduction of approximately 25% of the Company's worldwide work force, which the Board approved by written consent dated
April 18, 1997 and which the Company publicly announced on April 21, 1997; see "THE TENDER OFFER--7. Certain Information Concerning the Company") and deferred action on the other components thereof in order to give management additional time to refine the details of those other components. For further information regarding the Reorganization Plan, see "Certain Financial Projections."

  On April 14, 1997, following the conclusion of the Board meeting, the Merger Agreement was executed and the execution thereof was announced in a joint press release of Purchaser and the Company issued the following day.

RECOMMENDATIONS OF THE SPECIAL COMMITTEE AND THE BOARD; FAIRNESS OF THE OFFER AND THE MERGER

  THE SPECIAL COMMITTEE. At a meeting on April 14, 1997, each member of the Special Committee, in his respective capacity as an Independent Director, approved the Offer and the Merger pursuant to the Stockholder Agreement (the "Stockholder Agreement Approval"). At the same meeting, the Special Committee unanimously determined, pursuant to the authority conferred on it by the Board's Consent, to recommend (the "Special Committee Recommendation") to the Board (which recommendation was made and accepted at a meeting of the Board held later the same day, see --"The Board") that the Board (a) determine that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are in the best interests of the Non-Samsung Stockholders, (b) adopt and approve the Merger Agreement and authorize the execution thereof by the Company, and (c) recommend that the Non-Samsung Stockholders accept the Offer, tender their Shares thereunder to Purchaser and, if required by applicable law, adopt and approve the Merger Agreement.

  In deciding to give the Stockholder Agreement Approval and make the Special Committee Recommendation, the Special Committee considered the factors listed below. The following discussion of the factors considered by the Special Committee is not intended to be exhaustive but summarizes all material factors considered. The Special Committee did not assign any relative or specific weights to the following factors nor did it specifically characterize any factor as positive or negative (except as described below) and individual members of the Special Committee may have given differing weights to differing factors and may have viewed certain factors more positively or negatively than others. Throughout its deliberations, the Special Committee received the advice of its financial and legal advisors.

  Insofar as the following discussion of the factors considered by the Special
Committee: (a) refers to information that came to the Special Committee's attention during its evaluation of the Acquisition Proposal and the negotiations conducted with Purchaser and its advisors, as well as existing agreements between the Company and Purchaser, reference is also made to the more detailed information contained under "Background of the Offer and the Merger;" (b) refers to provisions of the Merger Agreement (including the conditions to the Merger), reference is also made to the more detailed information contained under "The Merger Agreement;" (c) refers to the historical and projected financial results of the Company (including the Reorganization Plan, as defined below), reference is also made to the more detailed information contained under "Certain Financial Projections," and "THE TENDER OFFER--7. Certain Information Concerning the Company" and Schedule III hereto;
(d) refers to the opinion of Morgan Stanley, reference is also made to "Opinion of Financial Advisor to the Special Committee" and Annex B hereto; and (e) refers to the conditions of the Offer, including required governmental and regulatory approvals, reference is also made to "THE TENDER OFFER--
13. Certain Conditions of the Offer" and "--14. Certain Legal Matters; Regulatory Approvals."

  1. The Company's Deteriorating Financial Condition. The Special Committee considered the financial condition and prospects of the Company, including (in addition to the detailed financial information that had been regularly furnished to the members of the Special Committee, in their respective capacities as members of the Board, by the Company's senior management and their general familiarity with the affairs of the Company) the fact that the Company had incurred substantial operating losses during each of the previous twelve fiscal quarters, and was projecting that it would continue to incur substantial losses, notwithstanding: (i) the financial support provided by Purchaser (in the form of credit guarantees aggregating $400 million and a vendor credit line in the amount of $100 million) since July 1995; (ii) the various strategic alliance agreements that had been entered into between the Company and Purchaser in July 1995 in conjunction with the Initial Purchaser Investment in the Company and which had been anticipated to produce significant synergistic benefits for the Company; and (iii) the various changes that had occurred in the Company's senior management, partly at Purchaser's initiative, since that initial investment. The Special Committee also noted that the Company's deteriorating financial condition had generated concern on the part of the Company and its advisors that the Company might cease to meet the standards for continued admission of the Common Stock to quotation on NASDAQ without an additional substantial cash infusion or a significant improvement in its cash flow through operating revenues or cost-cutting measures.

  The Special Committee also considered the fact that the Company's senior management had developed, and was proposing to review with the Board later that day, the Reorganization Plan (for additional information regarding the Reorganization Plan and action taken by the Board and the Company in connection therewith, see "Certain Financial Projections"). The Special Committee took note of the fact that the Company had, over the past several years, adopted other restructuring plans that had not prevented the Company from continuing to incur substantial losses. The Special Committee determined that, while the successful implementation of the Reorganization Plan should alleviate the Company's deteriorating financial condition and mitigate the risk (reflected in projections furnished to the Board by management earlier in 1997) of the Company running out of cash in mid-1997 in the absence of further financial support from Purchaser, there was substantial uncertainty as to the extent and timing of the intended positive effects of the Reorganization Plan. The Special Committee also noted that, even if the Reorganization Plan were successfully implemented, it did not contemplate the Company eliminating its net operating loss during 1997. For these reasons, the Special Committee considered that the possibility of the Company successfully implementing the Reorganization Plan did not warrant any delay in acting on the Merger Agreement.

  2. Absence of Preferable Alternatives. The Special Committee noted that, under the standstill provisions of the Stockholder Agreement, if it rejected Purchaser's proposal for a transaction on the terms of the Merger Agreement and Purchaser proved unwilling (as it had indicated it would be; see below under this sub-caption 2) to offer improved terms, no other transaction prior to December 15, 1998, involving Purchaser's acquisition of the Non-Samsung Stockholders' Shares could be consummated without the approval of the Independent Directors. The Special Committee concluded that, under these provisions, if it was unable to reach terms with Purchaser and negotiations for an acquisition by Purchaser of the Shares held by the Non-Samsung Stockholders terminated, there was no assurance that Purchaser would make any other proposal for consideration by the Special

Committee (and there was reason to believe that Purchaser would not make any such proposal; see below under this sub-caption 2) and, accordingly, there was a significant risk to the Non-Samsung Stockholders that no such acquisition would occur in the foreseeable future.

  The Special Committee also concluded that, in the absence of a transaction that afforded the Non-Samsung Stockholders the opportunity to sell or exchange their Shares for cash at the Offer Price, and taking into account the risk that no other proposal for the acquisition of those Shares would be forthcoming from Purchaser in the foreseeable future, the Non-Samsung Stockholders were confronted with two disadvantageous alternatives, namely:
(i) retaining their Shares and subjecting themselves to the risk that their Shares might decline in value, might become illiquid in the event that the Common Stock ceased to be admitted to trading on NASDAQ, and might conceivably be rendered virtually worthless in the event that the Company was forced to reorganize through a bankruptcy proceeding if its financial condition did not significantly improve (see sub-caption 1 above) and significant additional outside financial support was not forthcoming, which it was not likely to be (see below under this sub-caption 2); or (ii) selling their Shares into a market which, in the absence of the pendency of the Acquisition Proposal, and having regard to the Company's continuing substantial losses as reflected in its first quarter 1997 results (see "THE TENDER OFFER--7. Certain Information Concerning the Company") and the uncertainties that the market was likely to perceive in the extent and timing of the positive effects of the Reorganization Plan (see sub-caption 1 above), might fall to below the level (namely, $4.625) at which the Shares were trading immediately prior to the January 30, 1997 public announcement of the Acquisition Proposal and might conceivably fall to substantially below that level if the Company continued to report losses.

  The Special Committee determined that a transaction with Purchaser at the Offer Price of $5.40 (see sub-caption 3 below) and on the other terms set forth in the Merger Agreement (see sub-caption 4 below), was a preferable alternative that subjected the Non-Samsung Stockholders to substantially less risk than would be created by rejecting the Acquisition Proposal and discontinuing negotiations with Purchaser.

  In concluding that no preferable alternative to the Offer and the Merger had emerged, the Special Committee also took note of the following factors:

  . The fact that the Special Committee had been successful, through vigorous negotiations conducted on an arm's-length basis, in obtaining an increase of $.30 per Share in the price offered by Purchaser from the amount initially proposed, despite Purchaser's strongly expressed objection to any increase in the original price.

  . The fact that, since the public announcement of the Acquisition Proposal on January 30, 1997, no unsolicited expressions of interest had been received by the Special Committee or Morgan Stanley from any third party. (At certain stages in its own discussions with one substantial stockholder, such stockholder had indicated that such stockholder was evaluating the possibility of putting together a transactional alternative to the Acquisition Proposal at a price per Share of $7.50 and the Special Committee had encouraged such stockholder to submit any viable and credible proposal but no proposal had been received.)

  . The fact that Bain had informed Mr. Johnson that it had decided it would not be productive to investigate the possibility of a third-party investment group being approached to consider an acquisition of the Company unless and until Purchaser indicated that it was interested in entertaining acquisition proposals for the Company and that Mr. Johnson had been informed by a Purchaser representative, on March 21, 1997, that Purchaser had no such interest.

  . The fact that the Special Committee had concluded, from information obtained through a combination of sources, that: (a) Purchaser had no interest in withdrawing from participation in the management of the Company in order to facilitate the appointment of a new management team unaffiliated with Purchaser; and (b) unless a negotiated acquisition by Purchaser of the Shares held by the Non-Samsung Stockholders could be accomplished, there could be no assurance that Purchaser would (i) provide additional financial support to the Company beyond that which it was contractually bound to provide under current agreements, or (ii) agree to any financial support being provided to the Company by third parties on terms which would dilute Purchaser's equity interest in the Company.

  . The fact that there was no apparent source of financing to substitute for Purchaser's credit support in the event that Purchaser decided not to extend its own support. (At one stage in its own discussions with one substantial stockholder, such stockholder had indicated that such stockholder might be in a position to put together a bank financing to replace Purchaser's credit support and the Special Committee had encouraged such stockholder to submit any viable and credible proposal but the Special Committee was subsequently informed that such a possibility had been found by such stockholder to be non-viable.)

  . The fact that Purchaser's negotiating team had informed Mr. Johnson on April 8, 1997, that $5.40 per Share was Purchaser's final offer and that this price exceeded the offer price that Purchaser considered justified by objective factors.

  The Special Committee concluded that, in light of the Company's deteriorating financial condition (see sub-caption 1 above), the risks to the Non-Samsung Stockholders from rejecting Purchaser's final offer and discontinuing the negotiations outweighed the seemingly remote possibility that Purchaser might be willing to continue negotiations and that such continued negotiations might result in improved terms.

  The Special Committee took note of the fact that certain stockholders, representing in the aggregate a substantial number of Shares, had indicated to the Special Committee that, rather than accept the Acquisition Proposal at $5.10 per Share, they would prefer to retain their Shares, and thereby preserve the possibility of an increase in the value of their investment if the Company's turnaround efforts were successful, while considering the possibility of pursuing litigation against Purchaser on various legal theories. Although the Special Committee and its advisors communicated this viewpoint to Purchaser on several occasions during the negotiations, the Special Committee decided, for the reasons set forth herein and based upon the information available to the Special Committee regarding the litigation theories being considered by these stockholders and the reaction of Samsung's representatives thereto, that this was a riskier alternative for the Non-Samsung Stockholders at large than recommending a transaction in which they would receive the Offer Price of $5.40 in cash based on the terms of the Merger Agreement.

  3. Fairness of the Offer Price. The Special Committee took into account the oral opinion of Morgan Stanley (which Morgan Stanley indicated it was willing to confirm, and which it did confirm, in writing in the Morgan Stanley Opinion) that, as of April 14, 1997 (the date on which the Special Committee gave the Stockholder Agreement Approval and made the Special Committee Recommendation), the consideration to be received by the Non-Samsung Stockholders pursuant to the Merger Agreement was fair from a financial point of view to such Non-Samsung Stockholders. A copy of the Morgan Stanley Opinion, setting forth the assumptions made, matters considered and review undertaken is attached hereto as Annex B. The full text of such opinion is incorporated herein by reference and the foregoing description thereof is qualified in its entirety by such reference. Stockholders are urged to read such opinion carefully in its entirety.

  The Special Committee also took account of the methodology employed by Morgan Stanley as a basis for the Morgan Stanley Opinion, including the financial data presented to Morgan Stanley by the

Company to assist in Morgan Stanley's analysis. Among other things, the Special Committee noted that it was unlikely that the market price of the Common Stock would attain the $5.40 level of the Offer Price unless and until the Company began to generate operating profits at levels that far exceeded the Company's performance over the past three years and the attainment of which was therefore subject to substantial uncertainty, even assuming the Company were able to implement the Reorganization Plan (see sub-caption 1 above).

  On the basis of this information and Morgan Stanley's oral opinion, and taking into account the fact that the Offer Price represented a premium of approximately 16.8% over the closing price of a share on NASDAQ's National Market System on the day preceding the public announcement of the Acquisition Proposal, the Special Committee concluded that the Offer Price, while disappointing in relation to the price that the Special Committee had initially hoped to be able to negotiate, was a fair price under all of the relevant circumstances, including the Company's deteriorating financial condition (see sub-caption 1 above), the lack of preferable alternatives (see sub-caption 2 above) and the likelihood of consummation (see sub-caption 4 below).

  4. Likelihood of Consummation. The Special Committee took into consideration the totality of the terms of the Merger Agreement and concluded that they were such as to maximize the likelihood of the consummation of the transaction. Among other things, the Special Committee took note of the following:

  . The fact that Purchaser was willing to effect the transaction through a first-step tender offer, under the terms of which it was willing to accept any and all validly tendered Shares, followed by a second-step merger at the same price. Although the Special Committee recognized that the need for certain regulatory approvals might preclude Purchaser from consummating the Offer on the earliest date permitted by the tender offer rules promulgated by the Commission (see "THE TENDER OFFER--14. Certain Legal Matters; Regulatory Approvals"), the Special Committee noted that Purchaser was willing to represent in the Merger Agreement that it had no reason to believe that all required governmental approvals would not be obtained in a timely fashion and that, by reason of Purchaser's willingness to make the Offer, there was a reasonable possibility that Non-Samsung Stockholders could sell their Shares to Purchaser at the Offer Price earlier than if the transaction were effected as a one-step merger.

  . The fact that the conditions to Purchaser's obligations to consummate the Offer were customary and, in the assessment of the Special Committee, not unduly onerous. Among other things, the Special Committee noted that: (a) although Purchaser's obligation to consummate the Offer would be conditioned on there not having occurred, after the execution of the Merger Agreement, any events or changes reasonably likely to have a material adverse effect on the Company and its subsidiaries taken as a whole, Purchaser had agreed to a provision in the Merger Agreement whereby any determination regarding the applicability of this condition was to be made (i) in comparison to the Company's net losses and declining equity over the past thirteen fiscal quarters, the current trend with respect thereto, and all developments resulting therefrom, and (ii) disregarding any changes resulting from any actions of the Company approved on or after April 14, 1997 by the Board (including the Executive Committee thereof) or its chief executive officer; and (b) Purchaser was willing to agree that any determination made by it as to whether or not the failure to satisfy any of the conditions to its obligation to consummate the Offer made it inadvisable for Purchaser to proceed with the Offer or the acceptance for payment of or payment for Shares thereunder, and therefore permitted it to decline to consummate the Offer, would be required to be made in its reasonable and good faith judgment.

  . The fact that Purchaser was willing, pursuant to the Merger, to pay the Offer Price for all Shares not purchased pursuant to the Offer and that, if the Offer were consummated, there would be no conditions to Purchaser's obligation to consummate the Merger other than the absence of a legal prohibition or failure to obtain a material governmental approval.

  . The fact that Purchaser had agreed not to insist that the consummation of the Offer be conditioned on any court approval of the settlement that Purchaser had negotiated with the Delaware Plaintiffs nor otherwise linked to any litigation brought in connection with the execution of the Merger Agreement (absent a court order of a kind entitling Purchaser to terminate the Offer; see "THE TENDER OFFER--13. Certain Conditions of the Offer")).

  . The fact that, to the extent that any Non-Samsung Stockholders chose not to tender their Shares into the Offer or accept the Offer Price pursuant to the Merger but, rather, exercised statutory appraisal rights under Delaware law (see "Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger"), such exercise would not impair Purchaser's obligation to consummate the Merger provided the Offer was consummated. Accordingly, those Non-Samsung Stockholders who believed that the exercise of statutory appraisal rights would yield them a greater per Share amount than the Offer Price would be free to pursue such exercise without adversely affecting the ability of the other Non-Samsung Stockholders to receive the Offer Price for their Shares.

  The Special Committee took into account the fact that it had been unable to elicit Purchaser's agreement to a provision whereby, unless the Special Committee otherwise directed, Purchaser would not purchase Shares pursuant to the Offer if the number of Shares purchased pursuant to the Offer represented less than a majority of the Shares held by the Non-Samsung Stockholders. The Special Committee also noted that, in the absence of such a minimum tender condition, Purchaser would have the ability under Delaware law, provided its purchases of Shares pursuant to the Offer resulted in its and its affiliates' aggregate ownership increasing from 49% (assuming exercise of the Purchaser Option, which entitles Purchaser to purchase 4.4 million unissued Shares at $.01 per Share) to in excess of 50%, to cause the Merger to be consummated irrespective of the votes of any other stockholders (see "Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger"). However, the Special Committee concluded that the absence of such a minimum tender condition did not warrant the Special Committee withholding its approval and recommendation of the Merger Agreement because
(i) as noted above, the Offer Price to be been paid in the Merger was the same as the Offer Price, and the Merger was not subject to any conditions other than the consummation of the Offer, the absence of a legal prohibition or failure to obtain a material governmental approval, and (ii) the absence of such a minimum tender condition meant that the failure of substantial Non-Samsung Stockholders to accept the Offer would not preclude the ability of other Non-Samsung Stockholders to sell their Shares pursuant to the Offer if they desired to do so.

  The Special Committee also took note of the fact that the limitations to be imposed by the Merger Agreement on the conduct of business by the Company prior to the consummation of the Offer would not preclude the Company from proceeding with the Reorganization Plan or implementing other measures to improve its operating results during the pendency of the Offer (and thus would not subject the Non-Samsung Stockholders to an undesirable risk that if the Merger Agreement were terminated the Company would be in worse financial condition by reason of the very execution of the Merger Agreement) because those conditions would not apply to actions which either
(a) were approved by Purchaser, the Board (including the Executive Comittee thereof) or the Company's chief executive officer, or (b) were in the ordinary and usual course of the Company's business, taking into account the Company's current financial condition, results of operations and cash flow.

  The Special Committee also took account of the fact that Purchaser was willing to represent, in the Merger Agreement, that it had available sources of financing to consummate the Offer and the Merger, as well as to fund the Company's repurchase obligations under the LYONs, without resort to the Company's assets or borrowings. Accordingly, the financing of the Offer and the Merger would not be dependent on, or adversely affected by any further deterioration in, the Company's financial condition.

  The Special Committee also took into consideration the fact that Purchaser was willing to agree that all of the rights of the Company under the Merger Agreement (including, without limitation, rights of waiver and enforcement) would be vested exclusively in the Special Committee and would be exercisable only with the consent of, or at the express direction, of the Special Committee. In the view of the Special Committee, this provision was significant in ensuring that the fact that Purchaser's nominees constitute a majority of the Board and that members of the Company's present senior management were designated by Purchaser would not preclude the Company, through the Special Committee, from taking such action as might be appropriate to seek to ensure that Purchaser's obligations under the Merger Agreement were satisfied and the Company's rights thereunder were enforced.

  FOR THE FOREGOING REASONS, ON APRIL 14, 1997, EACH INDEPENDENT DIRECTOR APPROVED THE OFFER AND THE MERGER FOR ALL PURPOSES OF THE STOCKHOLDER AGREEMENT AND THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDED THAT THE BOARD APPROVE AND ADOPT THE MERGER AGREEMENT AND RECOMMEND THAT NON-SAMSUNG STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT THERETO.

  THE BOARD. At a meeting on April 14, 1997, immediately following the Special Committee meeting (see "--The Special Committee"), the Board unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are in the best interests of the Non-Samsung Stockholders, (b) adopted and approved the Merger Agreement and authorized the execution thereof by the Company, and (c) decided to recommend that the Non-Samsung Stockholders accept the Offer and tender their Shares thereunder to Purchaser.

  In reaching its decision, the Board considered the factors listed below. The following discussion of the factors considered by the Board is not intended to be exhaustive but summarizes all material factors considered, except that (i) in the case of the three members of the Board who are also members of the Special Committee, reference is also made to the discussion above regarding the factors considered by the Special Committee (see "--The Special Committee"), and (ii) in the case of the six members of the Board (comprising a majority of the entire Board) who are designees of Purchaser pursuant to the Stockholder Agreement, reference is also made to the discussion below with respect to Purchaser's position regarding the fairness of the Offer to the Non-Samsung Stockholders (see "Position of Purchaser Regarding the Fairness of the Offer and the Merger"). The Board did not assign any relative or specific weights to the following factors nor did it specifically characterize any factor as positive or negative and individual members of the Board may have given differing weights to differing factors and may have viewed certain factors more positively or negatively than others. Throughout its deliberations, the Board received the advice of counsel to the Company.

  The Board took into consideration the report it had received during its April 14, 1997 meeting from Mr. Johnson regarding the Special Committee's recommendation regarding the Merger Agreement, the Offer and the Merger (see "--The Special Committee"), and regarding the nature and scope of the Special Committee's work underlying that recommendation, including (among other things) the Special Committee's negotiations with Purchaser, the respective positions taken by the parties during those negotiations, and the fact that the Special Committee had received from Morgan Stanley an oral opinion, which Morgan Stanley had indicated it was willing to confirm in writing, that, as of April 14, 1997, the consideration to be received by the Non-Samsung Stockholders pursuant to the Merger Agreement was fair from a financial point of view to such Non-Samsung Stockholders.

  The Board also took into consideration the provisions of the Merger Agreement, the detailed financial information that had been regularly furnished to the members of the Board by the Company's senior management and the general familiarity of each member of the Board with the affairs of the Company.

  Based on the foregoing, the Board concluded that it was appropriate to accept the Special Committee's recommendation regarding the Merger Agreement, the Offer and the Merger.

  FOR THE FOREGOING REASONS, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE NON-SAMSUNG STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES THEREUNDER TO PURCHASER.

OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE

  On February 21, 1997, the Special Committee retained Morgan Stanley to act as its financial advisor in connection with its evaluation of the Acquisition Proposal (or such other offers as may be received) and the other alternatives available to the Company.

  At the April 14, 1997 meeting of the Special Committee, Morgan Stanley delivered its oral opinion to the Special Committee that, as of such date and subject to the various considerations set forth in its opinion, the consideration to be received by the Non-Samsung Stockholders pursuant to the Merger Agreement was fair from a financial point of view to such Non-Samsung Stockholders. Morgan Stanley subsequently delivered to the Special Committee the Morgan Stanley Opinion dated April 14, 1997 confirming its oral opinion.

  THE FULL TEXT OF THE MORGAN STANLEY OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND REVIEW UNDERTAKEN BY MORGAN STANLEY, IS ATTACHED HERETO AS ANNEX B AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF COMMON STOCK ARE URGED TO, AND SHOULD, READ THE MORGAN STANLEY OPINION CAREFULLY AND IN ITS ENTIRETY. THE MORGAN STANLEY OPINION IS DIRECTED TO THE SPECIAL COMMITTEE AND ADDRESSES ONLY THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE RECEIVED BY THE NON-SAMSUNG STOCKHOLDERS PURSUANT TO THE MERGER AGREEMENT, AND IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER AND DOES NOT CONSTITUTE AN OPINION OR A RECOMMENDATION AS TO WHETHER ANY HOLDER OF COMMON STOCK SHOULD ACCEPT THE OFFER OR AS TO HOW SUCH HOLDER SHOULD VOTE WITH RESPECT TO THE MERGER, IF ANY VOTE IS REQUIRED. THE SUMMARY OF THE MORGAN STANLEY OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

  In arriving at its opinion, Morgan Stanley, among other things: (i) reviewed certain publicly available financial statements and other information of the Company; (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company; (iii) reviewed certain financial projections prepared by the management of the Company, including a draft of the Reorganization Plan which contains projections with respect to restructuring actions that the Company's management has proposed and long-term targets for the Company's operating margins; (iv) discussed the past and current operations and financial condition and the prospects of the Company with certain past and present senior executives and outside consultants of the Company; (v) reviewed certain strategic and financial studies of the Company prepared by third parties at the direction of the Company; (vi) reviewed the reported prices and trading activity for the Common Stock; (vii) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other broadly comparable publicly-traded companies and their securities; (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (ix) considered the future liquidity needs of the Company, including Morgan Stanley's understanding, based on information provided to Morgan Stanley by members of the Special Committee and representatives of Purchaser as to statements made by Purchaser to such members and representatives, respectively, that if the Merger is not consummated, there is no assurance that Purchaser will provide any additional financial support to the Company other than that which Purchaser is contractually obligated to provide, nor be willing to have its existing ownership interest diluted by third party financing; (x) considered statements made by Purchaser's representatives that Purchaser intends to continue its active participation in the management of the Company; (xi) participated in discussions and negotiations among representatives of the Special

Committee, the Company and Purchaser and their financial and legal advisors;
(xii) reviewed certain agreements between Purchaser and the Company in existence prior to the date of the Morgan Stanley Opinion; (xiii) reviewed the Merger Agreement and certain related documents; and (xiv) considered such other factors as Morgan Stanley deemed appropriate.

  In rendering its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by Morgan Stanley for purposes of the Morgan Stanley Opinion. In addition, Morgan Stanley assumed that the financial projections and targets provided to it by the management of the Company, including those contained in the Reorganization Plan, were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was it furnished with any such appraisals. The Morgan Stanley Opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of the Morgan Stanley Opinion. Morgan Stanley also relied on advice of counsel to the Special Committee as to certain legal matters regarding the Company.

  The Morgan Stanley Opinion notes Morgan Stanley's understanding, based on information provided to it by members of the Special Committee and representatives of Purchaser as to statements made by Purchaser to such members and representatives, respectively, that Purchaser does not intend to sell its ownership interest in the Company to a third party. Accordingly, in arriving at the Morgan Stanley Opinion, Morgan Stanley did not solicit interest from any party with respect to the acquisition of the Company or any of its assets, nor did Morgan Stanley receive any indication of interest in such an acquisition from any party other than Purchaser.

  The following is a brief summary of certain analyses performed by Morgan Stanley and reviewed with the Special Committee on April 14, 1997 in connection with the preparation of the Morgan Stanley Opinion and with its oral presentation to the Special Committee on such date:

    Common Stock Performance. Morgan Stanley's analysis of Common Stock performance consisted of a historical analysis of closing prices and trading volumes from January 1, 1994 through April 11, 1997 (the last full day of trading prior to the date of the Morgan Stanley Opinion), and a comparison of such performance to the indexed price performance of (i) Apple Computer, Inc.; (ii) the Standard & Poors industrial average of 500 stocks (the "S&P 500"); and (iii) a composite of the following computer companies: Advanced Logic Research, Inc., Compaq Computer Corporation, Dell Computer Corporation, Gateway 2000, Inc., Sequent Computer Systems, Inc., Silicon Graphics, Inc. and Sun Microsystems, Inc. (collectively, the "Computer Composite"). Morgan Stanley observed that over the periods from January 1, 1994 to April 11, 1997 and from April 11, 1996 to April 11, 1997, the Common Stock underperformed each of Apple Computer, Inc., the S&P 500 and the Computer Composite. In the twelve months ended April 11, 1997, the Common Stock closed at a high of $8.50 per Share and a low of $3.94 per Share. Morgan Stanley noted that the Offer Price represented a premium of 16.8% over both the closing price for the Common Stock on the last full day of trading prior to the public announcement of the Acquisition Proposal and the closing price on April 11, 1997.

    Comparable Company Analysis. As part of its analysis, Morgan Stanley compared certain financial information of the Company with that of Advanced Logic Research Inc., Apple Computer, Inc., Compaq Computer Corporation, Dell Computer Corporation and Gateway 2000, Inc. (the "Comparable Companies"), which are publicly traded computer companies that Morgan Stanley considered comparable in certain respects with the Company. Morgan Stanley's analysis included, among other things, a review, for each of the Company and the Comparable Companies, of (i) their respective aggregate values (market value of equity plus net debt and preferred stock) expressed as a multiple of their respective latest 12 months ("LTM") sales and (ii) the closing price on April 11, 1997 of each companies' common stock expressed as a multiple of their respective estimated earnings per share ("EPS") for the calendar year 1998 (based on Institutional Brokers Estimate System ("I/B/E/S") estimates as of April 11, 1997). Applying this analysis, Morgan Stanley derived a range of implied prices per Share, based on ranges of multiples of 0.20x to 0.30x the Company's 1996 LTM sales and 8.0x to 10.0x the Company's 1998 EPS (based on I/B/E/S estimates as of April 11, 1997), of $0.96 to $4.35 and $1.60 to $2.00, respectively. Because the Company has been considering discontinuing consumer sales, Morgan Stanley also determined that the same multiple range for 1996 LTM sales excluding consumer sales would imply a range of prices per share of Common Stock of ($0.00) to $0.12. Considering each of the value ranges implied by the Company's 1996 LTM sales with consumer sales, the Company's 1996 LTM sales without consumer sales and the Company's 1998 EPS together, Morgan Stanley derived an aggregate implied range of prices per Share of $1.00 to $4.00.

    No company utilized as a comparison in the comparable company analysis is identical to the Company. In evaluating the Comparable Companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the Company and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general.

    Precedent Transaction Analysis. Using publicly available information, Morgan Stanley reviewed and analyzed certain recent precedent transactions in the computer hardware industry (the "Comparable Transactions"), as listed below, which, in Morgan Stanley's judgment, were deemed to be the most comparable to the Offer and the Merger for purposes of calculating a valuation range for the Common Stock. These Comparable Transactions included NEC Corporation's pending acquisition of a 19.99% equity interest in Packard Bell Electronics, Inc., Purchaser's 1995 acquisition of a 40.25% equity interest in the Company, Hyundai Electronics Industries' acquisition of all outstanding equity of Maxtor Corporation, Fujitsu-ICL's acquisition of Nokia Data, Channel International Corp.'s acquisition of Wyse Technology, Inc. and Groupe Bull's acquisition of Zenith Computer Group from Zenith Electronics Corporation. Morgan Stanley reviewed the prices paid in these transactions, including analysis of the aggregate value of such transactions expressed as multiples of publicly available estimates of 1996 LTM sales. The aggregate value for these transactions expressed as a multiple of 1996 LTM sales ranged from a low of 0.30x for NEC Corporation's acquisition of Packard Bell Electronics, Inc. stock to a high of 0.51x for Channel International Corp.'s acquisition of Wyse Technology, Inc. Applying this analysis, Morgan Stanley derived a range of implied prices per Share, based on a multiple range of .30x to .40x 1996 LTM sales for the Company, of $4.35 to $7.49. Because the Company has been considering discontinuing consumer sales, Morgan Stanley also determined that the same multiple range for the Company's 1996 LTM sales excluding consumer sales would imply a range of prices per Share of $0.12 to $2.09. Considering each of the value ranges implied by the Company's 1996 LTM sales with consumer sales and the Company's 1996 LTM sales without consumer sales together, Morgan Stanley derived an aggregate implied range of prices per Share of $3.00 to $7.50.

    No transaction utilized in the precedent transaction analysis is identical to the Offer and the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the Company and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data.

    Discounted Equity Analysis. Morgan Stanley performed an analysis of the present value per Share of the Company's future trading price based on a range of multiples of EPS estimates for the Company for calendar years 1999 and 2000, using an illustrative range of multiples of EPS from 10.0x to 13.0x and an illustrative discount rate of 17.5% based on Morgan Stanley's estimate of the theoretical return required by stockholders of the Company. Morgan Stanley based its discounted equity analysis on a number of financial and operating factors, including, but not limited to: (i) the Company's historical financial performance for calendar years 1994, 1995 and 1996; (ii) the first quarter of 1997 preliminary financial results provided to Morgan Stanley by the Company; (iii) a comparison of the Company's January 1997 annual budget with the significantly worse preliminary results for the first quarter of 1997, and the reduced financial outlook for the remainder of the 1997 fiscal year; (iv) the preliminary revised forecast provided in the Reorganization Plan for the remainder of the 1997 fiscal year (including sales and margin targets); and
  (v) a set of general guidelines for the Company's goal to achieve break-even profitability for the 1998 fiscal year.

    Based on the information described above, Morgan Stanley developed and analyzed a range of potential earnings estimates for calendar years 1999 and 2000, and calculated a range of potential present value per Share using an illustrative discount rate of 17.5% and forward price-to-earnings multiples of 10.0x to 13.0x. Applying such estimates, Morgan Stanley calculated approximate ranges of implied values per Share of $0.73 to $0.95 for estimated 1999 EPS, and $1.25 to $1.62 for estimated 2000 EPS.

    In addition, Morgan Stanley developed financial forecasts and operating scenarios for the years 1999 and 2000 that demonstrate the EPS of the Company that would be necessary to achieve a present value market price of $5.40 per Share, calculated using an illustrative discount rate of 17.5% and a forward price-to-earnings multiple of 11.0x. Morgan Stanley estimated the required level of such EPS to be approximately $0.68 and $0.80 in 1999 and 2000, respectively.

    Liquidation Analysis. Morgan Stanley analyzed the Company's need for additional financing to fund losses projected by the Company's management to continue through the fourth quarter of 1998 and, in light of such need and the uncertainty of the Company being able to obtain such financing if the Offer and the Merger are not consummated, Morgan Stanley prepared a liquidation analysis of the price that would be realized by holders of Common Stock upon a liquidation of the Company's assets. Using the book value (excluding depreciation) of the Company's assets at February 28, 1997 provided by the Company's management, Morgan Stanley calculated the total assets of the Company in a liquidation under three scenarios using different assumptions regarding the discount applied to the value of particular types of assets in a liquidation context. Applying the three scenarios (one of which values the Company's assets at 100% of their book value), Morgan Stanley calculated that the Company would have from approximately $644.8 million to $382.6 million total assets available in a liquidation to satisfy approximately $565.5 million in existing indebtedness of the Company (including indebtedness owed to Purchaser and its affiliates) and approximately $32.5 million of liquidation preference payable on account of the Company's Series A Redeemable Preferred Stock (owned by Purchaser), leaving, under the best case scenario, approximately $46.2 million, or $0.74 per Share, to be distributed on account of the Common Stock. Morgan Stanley calculated that, if Purchaser's claims were equitably subordinated (which, Morgan Stanley was advised, was unlikely based on applicable law and available facts), holders of Common Stock would receive, depending on the assumptions made as to how certain types of assets are discounted, from approximately $6.24 to $2.01 per Share.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. Furthermore, selecting any portions of Morgan Stanley's analyses, without considering all analyses, would create an incomplete view of the process underlying the Morgan Stanley Opinion. In addition, Morgan Stanley may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting for any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of the Company.

  In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Where appropriate, Morgan Stanley discounted comparable industry and/or company data to reflect the Company's current and projected operating performance in relation to that of the relevant industry or comparable company group. The analyses performed by Morgan Stanley are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Morgan Stanley's analysis of whether the consideration to be received by the Non-Samsung Stockholders pursuant to the Merger Agreement is fair from a financial point of view to such Non-Samsung Stockholders, and were conducted in connection with the delivery of the Morgan Stanley Opinion. The analyses do not purport to be appraisals or to reflect the prices at which the Company might actually be sold.

  As described above (see "Recommendations of the Special Committee and the Board; Fairness of the Offer and the Merger"), the Morgan Stanley Opinion and the information provided by Morgan Stanley to the Special Committee were two of a number of factors taken into consideration by the Special Committee in making its determination to recommend approval of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the opinion of the Special Committee, the Board or the view of the management with respect to the value of the Company.

  The summary set forth above does not purport to be a complete description of Morgan Stanley's analyses. A copy of written materials distributed by Morgan Stanley to the Special Committee on April 14, 1997 in connection with Morgan Stanley's analyses has been filed as an exhibit to the Schedule 13E-3 filed by the Company and Purchaser with the Commission. Copies thereof will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested stockholder of the Company, or his or her representative who has been so designated in writing, and may also be obtained in the manner described in "THE TENDER OFFER--16. Miscellaneous" (except that copies will not be available at regional offices of the Commission).

  The Special Committee retained Morgan Stanley based upon its experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Morgan Stanley is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Morgan Stanley is a full-service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services. In the ordinary course of its trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in securities of the Company or Purchaser.

  Pursuant to a letter agreement dated February 21, 1997, Morgan Stanley has earned an advisory fee of $1,250,000, of which $150,000 was paid upon signing of such letter agreement and $1,100,000 became payable on April 14, 1997, the date on which the Special Committee made its final recommendation to the Board. In addition, under such letter agreement, Purchaser has agreed to pay Morgan Stanley an additional transaction fee, payable upon consummation of the Merger, of approximately $50,000, which is based on the additional consideration to be received by the Non-Samsung Stockholders above $5.10 per Share (the price per Share offered in the Acquisition Proposal). In addition, the Company agreed to reimburse Morgan Stanley for its expenses, including the fees and expenses of its counsel, and to indemnify Morgan Stanley for liabilities and expenses arising out of the engagement and the transactions in connection therewith, including liabilities under federal securities laws.

POSITION OF PURCHASER REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER

  Purchaser believes that the consideration to be received by the Non-Samsung Stockholders pursuant to the Offer and the Merger is fair to such stockholders. Purchaser bases its belief on the following factors: (i) the Special Committee, consisting of directors who are neither designees of Purchaser nor officers of the Company, was appointed to represent the interests of the Non-Samsung Stockholders; (ii) the Special Committee retained and was advised by independent legal and financial advisors; (iii) the Special Committee and the Board each determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are in the best interests of the Non-Samsung Stockholders, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommended that the Non-Samsung Stockholders accept the Offer and tender their Shares; (iv) the parties' awareness that, because the Stockholder Agreement imposes substantial restrictions on Purchaser's ability to acquire additional Shares prior to December 15, 1998, Purchaser would generally be unable to acquire any additional Shares prior to such date other than in a negotiated transaction approved by the Independent Directors;
(v) the Offer Price of $5.40 per Share to be paid in the Offer and the Merger and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between representatives of the Special Committee, on the one hand, and Purchaser, on the other; (vi) the consideration to be paid in the Offer and the Merger represents a premium of approximately 16.8% over the reported closing price for the Shares on the last trading day prior to the public announcement of the Acquisition Proposal; and
(vii) the historical financial performance of the Company and its financial results, which include substantial accumulated losses. Purchaser has reviewed the factors considered by the Special Committee and the Board in support of their decisions, as described above (see "Recommendations of the Special Committee and the Board; Fairness of the Offer and the Merger"), and has no basis to question their consideration of or reliance on such factors. In reaching its conclusion, Purchaser also considered generally the current and historical market prices for the Shares. Purchaser did not find it practicable to assign, nor did it assign, relative weights to the individual factors considered in reaching its conclusion as to fairness.

ANALYSIS OF FINANCIAL ADVISOR TO PURCHASER

  Salomon was retained by Purchaser as its financial advisor to evaluate a possible acquisition of the interests in the Company not owned by Purchaser based on Salomon's prior investment banking relationship and familiarity with Purchaser. Salomon was not requested to, and did not, render an opinion with respect to the fairness of the consideration to be paid pursuant to the Offer. No special instructions were given to Salomon related to its evaluation, and neither Purchaser nor any of its affiliates imposed any limitations on the scope thereof.

  In a meeting on January 27, 1997 with senior executives of Purchaser, Salomon made a presentation regarding the proposed transaction (the "Salomon Presentation"). The following is a summary of the Salomon Presentation.

  Overview of the Company. Salomon reviewed the history of the Company's business and operating results, as well as its stock price performance. In addition, Salomon also summarized the views of industry and financial research analysts with respect to the personal computer ("PC") industry generally and of the Company specifically.

  Preliminary Valuation Analysis. Salomon calculated reference ranges of equity value for the Company using three separate valuation methodologies-- a public market valuation, an acquisition transaction analysis and a discounted cash flow ("DCF") analysis. Salomon noted, however, that the Company's current operating losses and projected 1997 net losses, together with the historic volatility of the PC industry, may adversely affect the reliability of any such valuation methodology.

    ANALYSIS OF SELECTED PUBLICLY TRADED PC MANUFACTURERS. Salomon applied ranges of multiples of projected revenues and net income obtained from publicly available financial information with respect to certain other PC manufacturers to certain projected financial information prepared with respect to the Company (solely using certain operating assumptions which were based upon industry forecasts and judgments made solely by Salomon regarding the Company's financial conditions and prospects). These companies included Dell Computer Corporation ("Dell"), Gateway 2000, Inc. ("Gateway 2000"), Compaq Computer Corporation ("Compaq") and Apple Computer, Inc. In its analysis, Salomon discounted the multiples to reflect the Company's weak current and projected operating performance (margins, working capital management, growth rate in earnings per share, etc.) relative to that of Dell, Gateway 2000, and Compaq. No change in Purchaser's ongoing role as a significant shareholder and source of potential financing was assumed. Based on this analysis, Salomon calculated a reference equity value range of $2.10 to $5.34 per Share.

    ANALYSIS OF SELECTED PRECEDENT TRANSACTIONS. Salomon also reviewed the financial terms of four acquisition transactions since 1993 involving PC manufacturing companies (the "Precedent Transactions"). The Precedent Transactions reviewed, in reverse chronological order by announcement date, were the following: (a) the acquisition of Zenith Data Systems by Packard Bell Electronics, Inc., (b) the acquisition by Purchaser of its initial equity position in the Company, (c) the acquisition of Packard Bell Electronics, Inc. by NEC Corporation and
    (d) the acquisition of the PC business of Tandy by the Company. From this information Salomon determined ranges of multiples of acquisition value to historical revenue with respect to the Precedent Transactions, and applied them to the historical revenue of the Company. As in the case of the analysis of publicly traded PC manufacturers, Salomon discounted the industry multiples to reflect the Company's current and projected operating performance relative to that of the target companies at the times of the transactions. Based on this analysis, Salomon calculated a reference equity value range of $2.75 to $5.69 per Share.

    DISCOUNTED CASH FLOW ANALYSIS. Salomon calculated reference ranges of equity value for the Company based upon the value discounted to the present of its projected five-year stream of unlevered cash flows plus a range of terminal values based upon a range of multiples of its projected earnings before interest, taxes, depreciation and amortization ("EBITDA") for fiscal year 2001, all as prepared by Salomon in its sole judgment, less net debt of the Company (net debt is total debt less cash). In addition, Salomon's discounted cash flow model was based on industry projections for unit growth and price movements, adjusted based upon assumptions regarding the Company's growth and pricing potential, and assumed that the Company would gradually become profitable over a 24-month period. The principal drivers in the return to profitability were assumed to be a combination of meaningful revenue growth and significant margin improvement. In conducting its analysis, Salomon made certain assumptions with regard to the Company's operations and working capital and applied discount rates reflecting a weighted average cost of capital ranging from 13.5% to 15.5% and terminal multiples ranging from 6.0x to 8.0x for EBITDA for fiscal year 2001. Based on this analysis, Salomon determined a reference equity value range for the Company of $1.50 to $4.72 per Share.

  Salomon also noted that, in its view based on the aforementioned analyses, the market value of the Shares appeared to reflect a trading premium in anticipation of the prospect that Purchaser would eventually offer to purchase the Shares held by Non-Samsung Stockholders at a price representing a premium to what would be the prevailing market price for the Shares in the absence of Purchaser as a significant stockholder of the Company.

  The summary set forth above does not purport to be a complete description of the Salomon Presentation. A copy of the Salomon Presentation has been filed as an exhibit to the Schedule 13E-3 filed by the Company and Purchaser with the Commission. Copies thereof will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested stockholder of the Company, or his or her representative who has been so designated in writing, and may also be obtained in the manner described in "THE TENDER OFFER-- 16. Miscellaneous" (except that copies will not be available at regional offices of the Commission).

  No company utilized in the above analyses as a comparison is identical to the Company. Accordingly, an analysis of the results of the foregoing is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the PC manufacturers and the companies involved in the Precedent Transactions and other factors that could affect the public trading values of PC manufacturers or the transaction values reflected in the Precedent Transactions to which the Company is being compared.

  In performing its analyses, Salomon neither had access to the Company's projections or business plan nor had an opportunity to conduct a due diligence review of the Company or its business. In addition, Purchaser has not provided to Salomon any projections or views with respect to the development of the personal computer industry or the Company's business. Accordingly, the analyses performed by Salomon which depend upon the use of projections or forecasts are inherently less reliable than they would have been if they had been based upon projections or forecasts reflecting the best available estimates and judgments of the Company's management.

  Salomon also made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Purchaser and the Company. Salomon's analyses were necessarily based on market, industry and other conditions as in effect on, and the information made available to Salomon as of, the date of its presentation. Any estimates contained in the analyses performed by Salomon are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of the Company do not purport to be appraisals or to reflect the prices at which the Company may actually be sold. Because such estimates are inherently subject to uncertainty, neither Purchaser nor Salomon nor any other person assumes responsibility for their accuracy.

  As described above, the Salomon Presentation was one of many factors taken into consideration by Purchaser in making its determination to make the Offer. Consequently, the Salomon Presentation should not be viewed as determinative of Purchaser's decision to proceed with the Offer.

  In the ordinary course of business, Salomon actively trades in securities of the Company and Purchaser for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER; REASONS OF PURCHASER FOR THE OFFER AND THE MERGER

  Purpose and Structure. The purpose of the Offer is for Purchaser to acquire the entire equity interest in the Company. The purpose of the Merger is for Purchaser to acquire all of the equity interest in the Company not acquired pursuant to the Offer. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Purchaser. The acquisition of the entire equity interest in the Company has been structured as a cash tender offer followed by a cash merger in order to provide a prompt and orderly transfer of ownership of the equity interest in the Company held by the Non-Samsung Stockholders from them to Purchaser and to provide them with cash for all of their Shares.

  Under the DGCL, the approval of the Board and, under certain circumstances, the affirmative vote of the holders of a majority of the outstanding Shares are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. If Purchaser acquires a majority of the Shares, it will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholder of the Company.

  In the Merger Agreement, the Company has agreed to take all action necessary to convene a special meeting of its stockholders as promptly as practicable after the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby, if such action is required under the DGCL. Purchaser has agreed that all Shares owned by it and any of its affiliates will be voted in favor of the Merger Agreement and the transactions contemplated thereby.

  Under the DGCL, if, following consummation of the Offer, Purchaser owns at least 90% of the Shares then outstanding, Purchaser will be able to cause the Merger to occur without a vote of the Company's stockholders. In such event, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after consummation of the Offer without a meeting of the Company's stockholders. If, following consummation of the Offer, Purchaser owns less than 90% of the Shares then outstanding, a vote of the Company's stockholders will be required under the DGCL to approve the Merger, and a significantly longer period of time will be required to effect the Merger. See "THE TENDER OFFER--13. Certain Conditions of the Offer." However, in the event that following consummation of the Offer, Purchaser owns less than 90% of the Shares then outstanding, Purchaser reserves the right to purchase additional Shares in the open market and, if it has not previously done so, exercise the Purchaser Option to purchase 4.4 million Shares at $.01 per Share.

  Reasons of Purchaser for the Offer and the Merger. In light of the Company's continuing operating losses, Purchaser believes that significant further support from Purchaser will be necessary in order for the Company to survive and continue as a viable competitor in the PC industry. The acquisition of 100% ownership of the Company by Purchaser will give the Company direct access to Purchaser's resources and, Purchaser believes, will provide the Company with the best reasonably available way to return to profitability. Without Purchaser's ongoing operational and financial support, the Company's ability to survive as an independent company is questionable, and Purchaser's willingness to continue to support the Company as it has in the past, with additional expenditures and credit, is dependent upon Purchaser's owning 100% of the equity of the Company. Accordingly, Purchaser believes the Offer and the Merger are in the best interests not only of the Non-Samsung Stockholders, but all of the Company's constituents, including its employees, customers and suppliers.

PLANS FOR THE COMPANY AFTER THE OFFER AND THE MERGER; CERTAIN EFFECTS OF THE OFFER AND THE MERGER

  Pursuant to the Merger Agreement, promptly upon completion of the Offer, the Company and Purchaser intend to effect the Merger in accordance with the terms of the Merger Agreement. See "The Merger Agreement."

  Purchaser's management has begun, and intends to continue, a review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes would be desirable in order best to organize and integrate the activities of the Company and Purchaser. Purchaser expressly reserves the right to make any changes that it deems necessary or appropriate in light of its review or in light of future developments or that would be desirable to permit Purchaser to manage the Company. Except as otherwise disclosed in this Offer to Purchase, Purchaser has no present plans or proposals that would result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets.

  As a result of the Offer, the interest of Purchaser in the Company's net book value and net earnings will increase in proportion to the number of Shares acquired in the Offer. If the Merger is consummated, Purchaser's interest in such items and in the Company's equity generally will increase to 100% and Purchaser and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by the Company's operations and any future increase in the Company's value. Similarly, Purchaser will also bear the risk of losses generated by the Company's operations and any decrease in the value of the Company after the Merger. Subsequent to the Merger, Non-Samsung Stockholders will cease to have any equity interest in the Company, will not have the opportunity to participate in any earnings and growth of the Company after the Merger and will not have any right to vote on corporate matters. Similarly, stockholders will not face the risk of losses generated by the Company's operations or decline in the value of the Company after the Merger.

  The Shares are currently traded on NASDAQ's National Market System. See "THE TENDER OFFER--6. Price Range of the Shares." Following the consummation of the Merger, the Shares will no longer be quoted on NASDAQ and the registration of the Shares under the Exchange Act will be terminated. Accordingly, after the Merger there will be no publicly traded equity securities of the Company outstanding and the Company will no longer be required to file periodic reports with the Commission. See "THE TENDER OFFER--12. Effects of the Offer on the Market for Shares; NASDAQ National Market System and Exchange Act Registration." It is expected that if Shares are not accepted for payment by Purchaser pursuant to the Offer and the Merger is not consummated, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business.

RIGHTS OF STOCKHOLDERS IN THE MERGER

  No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, stockholders of the Company who have not sold their Shares will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262") will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. The Weinberger court also noted that under Section 262, fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger." In

Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, "to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern," to be included in the appraisal process. As a consequence of the foregoing, the fair value determined in any appraisal proceeding could be the same as or more or less than the Merger Consideration.

  Purchaser does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any stockholder and the demand for appraisal of, and payment in cash for the fair value of, the Shares.

  THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE APPRAISAL RIGHTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SECTION 262 INCLUDED HEREWITH IN ANNEX C. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS ARE CONDITIONED ON STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

  Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders that requires that the merger be "entirely fair" to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and in Rabkin v. Philip A. Hunt Chemical Corp. that although the remedy ordinarily available to minority stockholders is the right to appraisal described above, monetary damages, injunctive relief or such other relief as the court may fashion may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

THE MERGER AGREEMENT

  The following summary of certain provisions of the Merger Agreement is presented only as a summary and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Annex A.

  The Offer. The Merger Agreement provides for the making of the Offer. Purchaser's obligation to accept for payment or pay for Shares is subject to the satisfaction of the conditions that are described in "THE TENDER OFFER--
13. Certain Conditions of the Offer." Pursuant to the Merger Agreement, Purchaser expressly reserves the right to waive any of the conditions to the Offer, to the extent permitted by applicable law, and to make any change in the terms or conditions of the Offer; provided that, without the written consent of the Company (acting through the Special Committee), Purchaser may not decrease the Offer Price, change the form of consideration payable, decrease the number of Shares sought, add additional conditions to the Offer or make any other change in the terms or conditions of the Offer set forth in the Merger Agreement in any manner that is materially adverse to the holders of Shares. Notwithstanding the foregoing, Purchaser may, in its sole discretion, (i) extend the expiration date from time to time if all conditions to the Offer have not been satisfied or waived (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission applicable to the Offer and (iii) extend the Offer for any reason on one or more occasions for an aggregate period of not more than ten (10) business days beyond the latest Expiration Date that would otherwise be permitted under clauses (i) or (ii) of this sentence. Subject to the other conditions of the Offer and the provisions of the Merger Agreement, Purchaser intends to extend the Offer from time to time until all governmental and regulatory approvals have been obtained.

  The Merger. As soon as practicable after the satisfaction or waiver of the conditions to the Merger, Sub or another direct or indirect wholly owned subsidiary of Purchaser will be merged with and into the Company, as a result of which the separate corporate existence of Sub or of such other subsidiary of Purchaser, as the case may be, will cease and the Company will continue as the Surviving Corporation. The Effective Time will occur at the date and time that a certificate of merger in such form as is required by, and executed in accordance with, the relevant provisions of the Delaware Law (the "Certificate of Merger") is filed with the Secretary of State of the State of Delaware. The Surviving Corporation shall continue its corporate existence under the laws of the State of Delaware. In the Merger, each outstanding Share (other than Shares held by Purchaser, Sub or any other subsidiary of Purchaser or held in the treasury of the Company or by any subsidiary of the Company, which will be cancelled and retired without any payment with respect thereto, or Shares with respect to which the holder properly exercises such holder's dissenters' rights under the DGCL) will be converted into the right to receive the Offer Price, without interest thereon, pursuant to the Offer (the "Merger Consideration"). Each share of common stock of Sub issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation. The Certificate of Incorporation and Bylaws of the Company at the Effective Time will be the Certificate of Incorporation and Bylaws of the Surviving Corporation until modified in accordance with applicable law. The directors of Sub at the Effective Time will be the directors of the Surviving Corporation until their successors are duly elected and qualified and the officers of the Company at the Effective Time will be the officers of the Surviving Corporation until replaced in accordance with the Bylaws of the Surviving Corporation.

  Stock Options, SAR's. Pursuant to the Merger Agreement, each outstanding stock option and warrant and any related stock appreciation right (collectively, "Options") granted under any stock incentive plan or arrangement of the Company will be cancelled immediately prior to the Effective Time. The Merger Agreement provides that, not less than 30 days prior to the Effective Time, each outstanding Option will become fully exercisable and vested. The Merger Agreement further provides that, upon the earlier of September 23, 1997 or the acceptance for payment and purchase of Shares pursuant to the Offer, the exercise price of each outstanding Option granted under the AST Research, Inc. 1989 Long-Term Incentive Program (the "1989 Program") held by non-officer/director employees who are employed by the Company on such date and which is subject to the Company's action on September 23, 1996 to reprice the exercise price of certain Options to $4.625 per Share, will be adjusted to $4.625 per Share. Each holder of a vested Option shall be entitled to receive from the Company, as of the Effective Time, for each Share subject to such Option an amount in cash in cancellation of such Option equal to the excess, if any, of the Merger Consideration over the per Share exercise price of such Option, less any applicable tax withholding. Notwithstanding the foregoing, Options held by Purchaser will not require any payment but instead will be cancelled as of the Effective Time, unless previously exercised.

  The Merger Agreement provides that, with respect to employees laid off on or after the date thereof and prior to the Effective Time, each outstanding Option held by such former employee will become immediately fully exercisable and vested. The Merger Agreement further provides that, if the former employee was a non-officer/director employee, the exercise price of each outstanding Option granted under the 1989 Program which is held by the former employee and which is subject to the Company's action on September 23, 1996 to reprice the exercise price of certain Options to $4.625 per Share, will be adjusted to $4.625 per Share as of the acceptance for payment and purchase of Shares pursuant to the Offer, and that such former employees will be entitled to receive from the Company, as of the Effective Time, for each Share subject to such Option, an amount in cash in cancellation of such Option equal to the excess, if any, of the Merger Consideration over the per Share exercise price of such Option, less any applicable tax withholding. The Company will thereafter cancel, immediately prior to the Effective Time, each outstanding Option held by laid-off employees.

  Stockholders' Meeting. The Merger Agreement provides that, if required by applicable law and subject to the fiduciary duties of the Board, the Company, acting through the Board, will call a meeting of its stockholders to be held as promptly as practicable following the acceptance for payment and purchase of Shares pursuant to the Offer for the purpose of considering and voting on the approval of the Merger and adoption of the Merger Agreement. Under the Merger Agreement, Purchaser has agreed to vote, or cause to be voted, at any such meeting all Shares owned by it, Sub or any other affiliate of Purchaser in favor of the Merger.

  Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties of the Company with respect to corporate existence and power, capitalization, subsidiaries, corporate authorization relative to the Merger Agreement, governmental consents and approvals, Commission reports, financial statements, documents relating to the Offer and the Merger, and other matters. Purchaser and Sub have also made certain representations and warranties with respect to corporate existence and power, corporate authorization relative to the Merger Agreement, governmental consents and approvals, documents relating to the Offer and the Merger, financing of the Offer and the Merger, and other matters.

  Conduct of Business Pending the Merger. The Company has agreed that, prior to the acceptance for payment and purchase of Shares pursuant to the Offer, unless Purchaser shall otherwise agree in writing, or as shall have otherwise been approved by the chief executive officer of the Company, or as otherwise contemplated in the Merger Agreement, (i) the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course (taking into account the Company's current financial condition, results of operations and cash flow), (ii) the Company will not (a) sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries, (b) amend its Certificate of Incorporation or Bylaws, or (c) split, combine or reclassify the outstanding Shares or declare, set aside or pay any dividend payable in cash, stock or property with respect to the Shares, and (iii) neither the Company nor any of its subsidiaries will (a) issue or agree to issue any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class other than Shares issuable pursuant to presently outstanding Options or pursuant to the Rights, or (b) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

  The parties to the Merger Agreement have agreed to use all reasonable efforts to effect the transactions contemplated by the Merger Agreement.

  Indemnification. Pursuant to the Merger Agreement, Purchaser has agreed that, for a period of six years after the Effective Time, it will cause the Surviving Corporation (or any successor) to indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries against all losses, claims, damages, liabilities, fees, costs and expenses arising out of actions or omissions occurring at or prior to the Effective Time to the full extent permitted under Delaware law, subject to the Company's Certificate of Incorporation, Bylaws and indemnification agreements, all as in effect on the date of the Merger Agreement, including provisions relating to advancement of expenses incurred in the defense of any action or suit. Purchaser has further agreed that, for not less than four years after the Effective Time, Purchaser or the Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance (subject to certain maximum premium payments). Purchaser has also agreed to cause the Surviving Corporation to comply with the Company's existing indemnification agreements with the Company's directors and executive officers. Purchaser has unconditionally guaranteed all of the Surviving Corporation's indemnification, insurance and advancement-of-expenses obligations under the Merger Agreement.

  Conditions to the Merger. The obligation of each of the Company, Purchaser and Sub to consummate the Merger is subject to the satisfaction or waiver (to the extent permitted by law), of each of the following conditions: (i) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the requisite vote of the stockholders, if such vote is required by applicable law, (ii) no statute, rule, regulation, decree, order or injunction shall have been promulgated, enacted, entered or enforced by any United States or Korean governmental agency or authority or court which remains in effect and prohibits, restrains, enjoins or restricts the consummation of the Merger or makes the acquisition or holding by Purchaser, its subsidiaries or affiliates of the Shares or the shares of common stock of the Surviving Corporation illegal, (iii) any governmental consents or approvals required to consummate the Merger shall have been obtained (except where the failure to obtain such consents or approvals would not have a material adverse effect on (a) the Company and its subsidiaries, taken as a whole, or (b) Parent's ability to consummate the transactions contemplated by the Merger Agreement), and (iv) Purchaser shall have purchased Shares pursuant to the Offer.

  Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after stockholder approval thereof, (i) by the mutual consent of Purchaser and the Company (with the consent of the Special Committee), (ii) by either Purchaser or the Company (with the consent of the Special Committee) if Purchaser shall not have purchased Shares pursuant to the Offer by December 31, 1997, (iii) by the Company (with the consent, and at the discretion of, the Special Committee) if, prior to the purchase of Shares pursuant to the Offer, the Special Committee decides that the Company should enter into a definitive agreement providing for an acquisition of the Company by a third party on terms determined by the Special Committee to be superior to the Offer, (iv) by the Company (with the consent, and at the direction of, the Special Committee) if, prior to the purchase of Shares pursuant to the Offer, Purchaser breaches or fails in any material respect to perform or comply with any of the material covenants and agreements in the Merger Agreement or breaches its representations and warranties in any material respect, (v) by the Company (with the consent, and at the direction of, the Special Committee) if the Offer shall have expired, or shall have been withdrawn, abandoned or terminated, without Purchaser purchasing any Shares pursuant to the Offer, provided that the Company is not in material breach of the Merger Agreement, (vi) by Purchaser if, prior to the purchase of Shares pursuant to the Offer, the Special Committee shall have withdrawn, or modified or changed in a manner adverse to Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended another transaction or offer, or the Company shall have executed an agreement in principle (or similar agreement) or definitive agreement providing for a tender offer or exchange offer for any shares of capital stock of the Company, or a merger, consolidation or other business combination with a person or entity other than Purchaser or its affiliates (or the Special Committee resolves to do any of the foregoing), or (vii) by Purchaser if it shall have terminated the Offer without purchasing any Shares thereunder, provided that Purchaser has not failed to purchase the Shares in the Offer in breach of the terms thereof.

  Amendment and Waiver. The Merger Agreement may be amended by the parties thereto in an instrument in writing signed on behalf of each of the parties thereto and approved by the Special Committee, provided that after approval of the Merger Agreement by the stockholders of the Company, no amendment may be made without the further approval of such stockholders which reduces the Merger Consideration or in any way adversely affects the rights of the holders of Shares. At any time prior to the Effective Time, any of Purchaser, Sub or the Company (acting through the Special Committee) may, in an instrument in writing signed on behalf of such party, (i) extend the time for performance of obligations of any other party, (ii) waive inaccuracies in representations, warranties or documents delivered pursuant to the Merger Agreement and (iii) waive compliance with any agreements or conditions contained in the Merger Agreement. Without limiting the effect of any other provision of the Merger Agreement that confers authority upon the Special Committee with respect to the Merger Agreement, all of the rights of the Company under the Merger Agreement (including, without limitation, rights of waiver and enforcement) are vested exclusively in the Special Committee and may be exercised by the Company only with the consent, or at the express direction, of the Special Committee.

  Expenses. The Merger Agreement provides that, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

  Elimination of Role of Independent Directors. Concurrently with the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer, each agreement between the Company and Purchaser (other than the Merger Agreement) which contains any provision requiring the approval of Independent Directors for any transaction between the Company and Purchaser or any of its affiliates, including but not limited to the Stockholder Agreement, shall automatically be amended to delete any such requirement.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

  Consummation of the Offer and the Merger will have certain effects under certain compensation and incentive plans and arrangements in which officers and directors of the Company are participants, as summarized below.

  Acceleration of Stock Options. The Company maintains (i) the AST Research, Inc. 1989 Long-Term Incentive Program (the "1989 Plan"), (ii) the AST Research, Inc. 1991 Stock Option Plan for Non-Employee Directors (the "1991 Plan"), (iii) the 1994 One-Time Grant Stock Option Plan for Non-Employee Directors of AST Research, Inc. (the "1994 Plan"), (iv) the 1996 Non-Employee Directors Plan of AST Research, Inc. (the "1996 Plan"), (v) the AST Research, Inc. Warrant Certificate for Non-Employee Directors (the "Warrants") and (vi) the AST Research, Inc. President's Plan (the "President's Plan," and together with the 1989 Plan, the 1991 Plan, the 1994 Plan, the 1996 Plan, and the Warrants, the "Plans"). On April 14, 1997, the Board adopted a resolution which provided that pursuant to the terms of the Plans and outstanding Option agreements, each outstanding Option under the Plans becomes fully exercisable effective as of the date the Company provides notice of acceleration to the Option holder, such notice to be provided at least 30 days prior to the Effective Time (as defined in the Merger Agreement), and will remain exercisable until the Effective Time and will thereafter expire. The Board further resolved to pay to each Option holder, in connection with the termination of his or her outstanding Options, an amount equal to the number of unexercised vested Shares subject to the Option multiplied by the positive difference between the per Share exercise price of the Option (determined with regard to the repricing described below) and the Offer Price, less all applicable tax withholding, unless the Option holder objects in writing.

  On September 23, 1996, the Compensation Committee of the Board authorized the repricing of outstanding Options granted under the 1989 Plan held by non-officer/director employees effective as of September 23, 1997 (the "Repricing Date") for Option holders who remained employed by the Company through September 22, 1997. Pursuant to the September 23, 1996 actions, the per Share exercise price of the repriced Options was changed to $4.625. On April 14, 1997, the Board resolved that the effective date of the prior action of the Compensation Committee regarding the repricing of Options granted under the 1989 Plan should be accelerated so that the repriced per Share exercise price of outstanding Options granted under the 1989 Plan held by non-officer/director employees of $4.625 per Share would be effective as of the earlier of (i) the date (the "Acceptance Date") upon which Purchaser accepts for payment and purchases Shares pursuant to the Offer or (ii) September 23, 1997, provided that in either case the optionee remains employed by the Company through the Acceptance Date or September 22, 1997, as applicable.

  On April 14, 1997, the Board further resolved that in the event that an employee is laid off by the Company prior to the Effective Time, (i) each outstanding Option held by such employee will become immediately fully exercisable and vested, (ii) if the employee is a non-officer/director employee, the repricing of the exercise price of each outstanding Option granted under the 1989 Plan which is held by the employee and which is subject to the Compensation Committee's prior action on September 23, 1996 to reprice stock Options (described above), will be adjusted to $4.625 per Share as of the Acceptance Date, (iii) the employee will be entitled to receive from the Company, as of the Effective Time, an amount equal to the number of unexercised vested Shares subject to the Option multiplied by the positive difference between the per Share exercise price of the Option and the Offer Price, less all applicable tax withholding, unless the Option holder objects in writing, and (iv) the employee's outstanding Options will thereafter be cancelled.

  Repurchase Rights. Consummation of the Offer will trigger certain repurchase obligations of the Company with respect to vested Options held by certain directors granted under the 1991 Plan, the 1994 Plan and the 1996 Plan and the Warrants.

  Severance Compensation Agreements. The Company maintains severance agreements (the "Severance Compensation Agreements") with four of its executive officers and four non-executive officer vice-presidents (collectively, the "Covered Executives"), which generally provide for the payment of certain benefits in the event of the termination of any Covered Executive's employment following a "change in control" (as defined in the Severance Compensation Agreements), either by the Company "without cause" or by any of the Covered Executives for "good reason" (as defined in the Severance Compensation Agreements). The consummation of the Offer by the Purchaser will constitute a "change in control" for purposes of the Severance Compensation Agreements.

  The table below sets forth information for each director or executive officer who will be entitled to receive cash compensation in connection with the Offer or the Merger with respect to Shares owned or Options to purchase Shares.

                     SHARE AND OPTION AMOUNTS WITH RESPECT
             TO THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS(1)

                                   DOLLAR AMOUNT                    DOLLAR AMOUNT
                                   AT OFFER PRICE                     AT OFFER
                          SHARES     FOR SHARES   NUMBER OF OPTIONS   PRICE FOR    TOTAL CASH
                           OWNED       OWNED        IN-THE-MONEY       OPTIONS    CONSIDERATION
      NAME                  (#)         ($)              (#)             ($)           ($)
      ----               --------- -------------- ----------------- ------------- -------------
Young Soo Kim...........       --           --         200,000         142,500        142,500
Safi U. Qureshey........ 2,356,326   12,724,160         80,000         107,000     12,831,160
Mark P. de Raad.........       100          540         42,000          37,800         38,340
Scott Bower.............       --           --         150,000          88,125         88,125
Jack W. Peltason........       300        1,620         82,000         108,175        109,795
Richard J. Goeglein.....    17,000       91,800         82,000         108,175        199,975
Roger W. Johnson........       --           --          82,000          96,925         96,925

--------
(1) Except as set forth in the table above, no director or executive officer is entitled to receive any cash compensation in connection with the Offer or the Merger for Shares owned or options to purchase Shares.

  In addition, the Merger Agreement contains certain provisions with respect to indemnification of directors and executive officers, advancement of expenses and maintenance of directors' and officers' liability insurance subsequent to the Effective Time. See "The Merger Agreement."

BENEFICIAL OWNERSHIP OF SHARES

  The following table sets forth certain information, as of April 14, 1997, with respect to all persons or entities known by the Company to be the beneficial owners of more than 5% of its outstanding Shares, each director, the Chief Executive Officer and the four other most highly compensated executive officers and two additional highly compensated former executive officers, and all directors and executive officers of the Company as a group. Unless otherwise noted, each of the stockholders listed has sole voting and investment power with respect to all Shares shown as beneficially owned by such stockholder, subject to community property laws where applicable and the information contained in the footnotes to this table:

                                                 NUMBER OF SHARES
                                               --------------------
                                                                    PERCENTAGE
                                                OPTIONS              OF SHARES
           NAME OF BENEFICIAL OWNER               (1)      TOTAL    OUTSTANDING
           ------------------------            --------- ---------- -----------
Samsung Electronics Co., Ltd. (2)............. 4,400,000 30,789,336    49.4%
Tandy Corporation (3).........................       --   4,498,594     7.8%
Richard J. Goeglein...........................   132,000    149,000       *
Jack W. Peltason..............................    83,000     83,300       *
Safi U. Qureshey (4)..........................   501,250  2,857,576     4.9%
Gary D. Weaver................................    31,250     31,250       *
Mark P. de Raad...............................    10,500     10,600       *
Dennis R. Leibel..............................   101,500    106,526       *
All directors and executive officers as a
group (14 persons) (5)........................   859,500  3,238,252     5.5%

--------
*  Less than 1%.
(1) Includes Shares which executive officers and directors have the right to acquire within 60 days of April 14, 1997, under stock option and warrant agreements (without giving effect to the acceleration of Options provided for in the Merger Agreement).
(2) Includes 14,019,000 Shares beneficially owned by Purchaser through its wholly-owned subsidiary, Samsung Electronics America, Inc., 105 Challenger Road, Ridgefield Park, New Jersey 07660. The address for Samsung Electronics Co., Ltd. is 250, 2-Ka, Taepyung-Ro, Chung-Ku, Seoul, Korea 100-742. Purchaser also owns 500,000 shares of the Company"s non-voting Series A Redeemable Preferred Stock.
(3) These Shares are beneficially owned by Tandy Corporation, 1800 One Tandy Center, P.O. Box 17180, Fort Worth, TX 76102.
(4) Includes 72,834 Shares held by Nancy Marshall as custodian for minor children of Mr. Qureshey and 3,289 Shares held by U.S. Trust, as trustee for Skyline Crut I and Skyline Crut II established for the benefit of Mr. Qureshey's minor children, to which Mr. Qureshey disclaims any beneficial interest.
(5) None of the following current or former directors and executive officers of the Company beneficially owns any Shares or any convertible securities that they have the right to exercise within 60 days of April 14, 1997 (without giving effect to the acceleration of Options provided for in the Merger Agreement): Noh Byung Park, Scott Bower, Roger W. Johnson, Ho Moon Kang, Kwang-Ho Kim, Young Soo Kim, Bo-Soon Song, Yong-Ro Song, Won Suk Yang, Hee Dong Yoo, Gerald T. Devlin, and Ian W. Diery. See "Interests of Certain Persons in the Offer and the Merger."


CERTAIN FINANCIAL PROJECTIONS

  General. The Company does not as a matter of course make public forecasts or projections as to its future financial performance. However, the Company regularly prepares internal projections, which it provides to the Board. Solely because (i) such projections have been prepared with the participation of, or reviewed by, individuals who have been designated as members of the Company's senior management or the Board by Purchaser, and (ii) such projections were also provided to Morgan Stanley in connection with its services as financial advisor to the Special Committee (see "Opinion of Financial Advisor to Special Committee"), a summary of the most recent versions of such projections, presented on a consolidated basis, is included herein.

  THE PROJECTIONS SET FORTH BELOW WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR IN COMPLIANCE WITH PUBLISHED GUIDELINES OF THE COMMISSION REGARDING PROJECTIONS OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS.

  THE PROJECTIONS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, ARE FORWARD-LOOKING STATEMENTS THAT ARE BASED ON MYRIAD ESTIMATES AND ASSUMPTIONS, INCLUDING, BUT NOT LIMITED TO, THOSE LISTED BELOW, WHICH INVOLVE JUDGMENTS WITH RESPECT TO, AMONG OTHER THINGS, FUTURE ECONOMIC AND COMPETITIVE CONDITIONS, INFLATION RATES AND FUTURE BUSINESS CONDITIONS. THESE ESTIMATES AND ASSUMPTIONS MAY NOT BE REALIZED AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY, AS WELL AS TO THE INHERENT UNCERTAINTIES RESULTING FROM THE COMPANY'S DETERIORATING FINANCIAL CONDITION. THEREFORE, THERE CAN BE NO ASSURANCE THAT THE PROJECTIONS SET FORTH BELOW WILL PROVE TO BE RELIABLE ESTIMATES OF PROBABLE FUTURE PERFORMANCE. IT IS QUITE LIKELY THAT ACTUAL RESULTS WILL VARY MATERIALLY FROM THESE ESTIMATES. IN LIGHT OF THE UNCERTAINTIES INHERENT IN PROJECTIONS OF ANY KIND, THE INCLUSION OF PROJECTIONS HEREIN SHOULD NOT BE REGARDED AS A REPRESENTATION BY ANY PARTY THAT THE ESTIMATED RESULTS WILL BE REALIZED. THERE CAN BE NO ASSURANCES IN THIS REGARD. THE PROJECTIONS WERE NOT PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND WERE NOT AUDITED OR REVIEWED BY ANY INDEPENDENT ACCOUNTING FIRM, NOR DID ANY INDEPENDENT ACCOUNTING FIRM PERFORM ANY OTHER SERVICES WITH RESPECT THERETO AND NONE OF THE COMPANY, PURCHASER, SUB, SALOMON, MORGAN STANLEY, THE DEALER MANAGER, THE INFORMATION AGENT NOR ANY OTHER PERSON ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OF SUCH PROJECTIONS.

  March 1997 Operation Review Projections. Each month, the Executive Committee of the Board (the "Executive Committee") participates in a monthly operation review with members of the Company's management. The most recent such review preceding the execution of the Merger Agreement occurred at an Executive Committee meeting held on March 21, 1997. In connection with such review, the Executive Committee was provided with (among other information) the following outlook for the second quarter of 1997 as well as a comparison of that outlook with the actual results for the second quarter of 1996:

                     Q2 97 OUTLOOK (AS OF MARCH 21, 1997)
                                 (IN MILLIONS)

                                                                         CURRENT
                                                               ORIGINAL   Q2 97
                                                       Q2 96  Q2 97 BDGT OUTLOOK
                                                       -----  ---------- -------
Revenue............................................... $ 539     $572     $470
Patent Revenue........................................    15      --       --
                                                       -----     ----     ----
  Total Revenue....................................... $ 554     $572     $470
Gross Margin..........................................    19       67       36
Op Expense............................................  (110)     (96)     (93)
                                                       -----     ----     ----
  Profit from Operations..............................   (91)     (29)     (57)
Other.................................................    (8)     (15)     (15)
                                                       -----     ----     ----
Net Loss.............................................. $ (99)    $(44)    $(72)
                                                       =====     ====     ====

  The corresponding projections prepared in April 1997, but without giving effect to the Reorganization Plan, showed a decline in revenue and total revenue from $470 million to $412 million and in gross margin from $36 million to $16 million and an increase in net loss from $72 million to $83 million.

  In addition, on March 21, 1997, the Executive Committee was provided with the following "Q2 97 Borrowing Outlook," showing the Company's actual to-date and anticipated borrowings through the end of the second quarter of 1997 in relation to the $400 million of Purchaser credit supports available for Company borrowings:

                Q2 97 BORROWING OUTLOOK (AS OF MARCH 21, 1997)

                        [PROJECTION CHART APPEARS HERE]

              [THE PROJECTION CHART SETS FORTH THREE LINE GRAPHS
                  DEPICTING THE DATA IN THE FOLLOWING TABLE.]

                                     ($ IN MILLIONS)

                           CREDIT        AVAILABLE
                            LINE        CREDIT LINE      ACTUAL
                           -------      -----------      ------
Dec 96                      $300             --           $175
Jan 97                      $300             --           $253
Feb 97                      $300             --           $254
Mar 97                      $300             --           $275
Apr 97                      $390            $390          $325
May 97                      $390            $390          $350
Jun 97                      $390            $390          $355


  The corresponding projections prepared in April 1997, but without giving effect to the Reorganization Plan, showed a diminution in the level of anticipated second quarter borrowings, with a quarter-end level of $327 million rather than $355 million.

  The Reorganization Plan Projections. During early April, in response to the Company's first quarter 1997 results (see "THE TENDER OFFER--7. Certain Information Concerning the Company"), and at the direction of the Executive Committee given during its March 21, 1997 meeting referred to above, the Company's senior management prepared the Reorganization Plan. The Reorganization Plan was presented to the Board at its April 14, 1997 meeting at which the Merger Agreement was approved (see "Background of the Offer and the Merger"). The Board authorized management to finalize the details of the reduction-in-force component thereof (involving a reduction of approximately 25% of the Company's worldwide workforce, which the Board approved by written consent dated April 18, 1997 and which the Company publicly announced on April 21, 1997; see "THE TENDER OFFER--7. Certain Information Concerning the Company") and deferred action on the other components thereof in order to give management additional time to refine the details of those other components.

  The Reorganization Plan is intended (regardless of the possibility that Purchaser might acquire the entire equity interest in the Company) to reduce the Company's anticipated cash outflow during 1997 and to establish the goal of achieving break-even operations for the Company during 1998. The Reorganization Plan has three principal components: (i) changes in the Company's organizational focus, including a downsizing of the Company's worldwide operations and a refocusing of the Company's products and marketing;
(ii) a substantial worldwide reduction in workforce; and (iii) a disposition program for certain assets and the implementation of an asset-based secured financing.

  Set forth below are certain projections included in the Reorganization Plan, as presented to the Board on April 14, 1997, and which assume that the separate components of the Reorganization Plan are successfully implemented. Such projections reflect three alternative scenarios: (i) the Company attains its budgeted results for the third and fourth quarters of 1997 without giving effect to the Reorganization Plan; (ii) the Company operates under a "break-even model;" and (iii) a scenario captioned "Current Roll-Up," which gives effect to the estimated effects of successfully implementing the Reorganization Plan (and reflecting certain margin targets, which are shown in italics).

                   PRELIMINARY Q3/Q4 REVISED OPERATING PLAN
                            (AS OF APRIL 14, 1997)
                             (DOLLARS IN MILLIONS)

                                   Q3                                    Q4
                         --------------------------------      --------------------------------
                                      BREAK-                                BREAK-
                         ORIGINAL      EVEN       CURRENT      ORIGINAL      EVEN       CURRENT
                          BUDGET      MODEL       ROLL-UP       BUDGET      MODEL       ROLL-UP
                         --------     ------      -------      --------     ------      -------
Sales...................   $603        $400        $397          $910        $500        $570
Gross Margin............     69 11.4%    60 15.0%    44 11.1%     125 13.7%    75 15.0%    80 14.0%
Operating Expenses......     98 16.3%    50 12.5%    73 18.4%     109 12.0%    63 12.5%    78 13.7%
  Profit From
   Operations...........    (29)         10         (29)           16          12           2
Other Expenses..........    (10)        (10)        (14)          (12)        (12)        (14)
                           ----        ----        ----          ----        ----        ----
  Net...................   $(39)       $--         $(43)         $  4        $--         $(12)
                           ====        ====        ====          ====        ====        ====

CERTAIN LITIGATION

  The Delaware Action. On January 31, 1997 and shortly thereafter, the Company was named, along with Purchaser and certain current and former members of the Board, as a defendant in a series of stockholder class action lawsuits. Eleven class action complaints were filed in the Court of Chancery in New Castle County, Delaware, under case names Miller v. Kim, et al.; Tepper v. Samsung Electronics Co., Ltd., et al.; Kenneth Steiner v. Kim, et al.; William Steiner
v. Kim, et al.; Zeiff v. AST Research, Inc., et al.; Schultz v. Choo, et al.; Ungar v. AST Research, Inc., et al.; Jaroslawicz v. Kim, et al.; Schnoll v. AST Research, Inc., et al.; Krim v. AST Research, Inc., et al.; and Rattner v. Samsung Electronics Co., Ltd., et al. The Delaware Plaintiffs alleged that the defendants had engaged in an unlawful scheme to enable Purchaser to acquire all outstanding Shares owned by the Non-Samsung Stockholders for inadequate consideration and in violation of the defendants' fiduciary duties. The Delaware Plaintiffs sought to enjoin Purchaser's proposed purchase of the Shares and requested unspecified monetary damages, including attorney and expert fees and costs. On February 27, 1997, the Delaware Plaintiffs submitted a proposed Stipulation and Order of Consolidation to the Delaware Chancery Court. Such Proposed Stipulation and Order was entered on March 7, 1997, and the cases were consolidated as the Delaware Action under the heading In Re AST Research, Inc. Shareholder Litigation, Consolidated Civil Action No. 15495-NC. On April 11, 1997, a consolidated and amended complaint was filed.

  Following separate discussions between Purchaser, on the one hand, and each of the Company and the Special Committee, on the other hand, on April 9, 1997 negotiations occurred between Purchaser and counsel for the Delaware Plaintiffs regarding a possible settlement of the Delaware Action (neither the Company nor the Special Committee participated in such negotiations). As a result of such negotiations, in connection with the approval of the Merger Agreement by the Special Committee and the Board, on April 14, 1997, Purchaser, with the concurrence of the other defendants, entered into a Memorandum of Understanding with the Delaware Plaintiffs (the "Memorandum of

Understanding"). The Memorandum of Understanding provides, among other things, that the parties to the Delaware Action will enter into a definitive settlement agreement which will provide for class certification, notice to the members of the class, a release of all claims against the defendants and dismissal of the Delaware Action. The settlement is subject to discovery to confirm that the settlement is in the best interests of the stockholders of the Company and to Delaware Chancery Court approval. If the settlement is approved by the Delaware Chancery Court and implemented, counsel for the Delaware Plaintiffs will apply for an award of attorneys' fees and costs to be paid by Purchaser an amount not to exceed $875,000, and defendants will not oppose that application. The parties intend to seek to complete the process of entering into, implementing and seeking Delaware Chancery Court approval of, the settlement agreement provided for in the Memorandum of Understanding as soon as possible.

  The California Action. The California Action, a separate class action complaint, was filed on January 31, 1997, in the Superior Court for the County of Orange, California, under case name Sigler v. AST Research, Inc., et al. by Daniel Sigler, a stockholder of the Company (see "Background of the Offer and the Merger"). On March 26, 1997, the plaintiff filed a First Amended Complaint, which renamed the California Action as Sigler v. Samsung Electronics Co. The California Action names only Purchaser as a defendant and alleges that Purchaser committed fraud and breached a purported fiduciary duty to the "non-controlling shareholders" of the Company. The plaintiff alleges, among other things, that Purchaser breached a purported fiduciary duty by failing to take action to preserve the Non-Samsung Stockholders' equity and by the timing of the announcement of the Acquisition Proposal and that Purchaser committed fraud through a scheme to purchase the Shares held by the Non-Samsung Stockholders "at a depleted price."

                               THE TENDER OFFER

1. TERMS OF THE OFFER; EXPIRATION DATE.

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered on or prior to the Expiration Date and not theretofore withdrawn in accordance with the provisions set forth in Section 3. The term "Expiration Date" shall mean 5:00 P.M., New York City time, on Monday, May 19, 1997, unless and until Purchaser, in its sole discretion (but subject to the terms and conditions of the Merger Agreement, see "SPECIAL FACTORS--The Merger Agreement"), shall from time to time have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

  Pursuant to the Merger Agreement, Purchaser may increase the Offer Price and may make any other changes in the terms and conditions of the Offer, provided that, unless previously approved by the Company (acting through the Special Committee) in writing, Purchaser may not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the number of Shares sought pursuant to the Offer, or (iv) add additional conditions to the Offer, or make any other changes in the terms or conditions of the Offer which are otherwise materially adverse to holders of Shares.

  Purchaser may, without the Special Committee's consent, (i) from time to time extend the Offer if at the scheduled Expiration Date of the Offer any conditions to the Offer shall not have been satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission applicable to the Offer and (iii) extend the Offer for any reason on one or more occasions for an aggregate period of not more than ten business days beyond the latest Expiration Date that would otherwise be permitted under clauses (i) or (ii) of this sentence. In addition, if at any scheduled Expiration Date any of the conditions to the Offer have not been satisfied or waived by Purchaser, but are capable of being satisfied in the reasonable, good faith judgment of Purchaser, then, on the written request of the Company (acting through the Special Committee), Purchaser shall from time to time extend the Offer for up to twenty business days from the then-scheduled Expiration Date of the Offer. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act. Purchaser confirms that its right to delay payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

  Subject to the applicable rules and regulations of the Commission, Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, upon the failure to be satisfied of any of the conditions to the Offer, to (i) terminate or amend the Offer, (ii) extend the Offer and postpone acceptance for payment of any Shares, or (iii) waive any condition, by giving oral or written notice of such termination, amendment, extension or waiver to the Depositary. During any such extension all Shares previously tendered and not properly withdrawn will remain subject to any such extension and will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares. In the event that Purchaser waives any of the conditions set forth in Section 13, the Commission may, if the waiver is deemed to constitute a material change to the information previously provided to the stockholders, require that the Offer remain open for an additional period of time and/or that Purchaser disseminate information concerning such waiver.

  If Purchaser extends the Offer, or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its payment for Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 3. However, as described above, the ability of Purchaser to delay payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act.

  If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials (including by public announcement as set forth above) and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. Such rules generally provide that the minimum period during which a tender offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought or a change in the dealer's soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes in the terms or information. In the Commission's view, an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to securityholders, and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price or a change in percentage of securities sought or a change in the dealer's soliciting fee, a minimum ten business day period is generally required to allow for adequate dissemination to stockholders and for investor response.

  Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

  The Company has provided Purchaser with the Company stockholder list, a nonobjecting beneficial owners list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2. PROCEDURE FOR ACCEPTING THE OFFER AND TENDERING SHARES.

  Valid Tender of Shares. For a stockholder to validly tender Shares pursuant to the Offer, either (i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or an Agent's Message (as defined herein) in connection with a book-entry delivery of Shares, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and either certificates for Shares ("Share Certificates") for tendered Shares must be received by the Depositary at one of such addresses or such Shares must be delivered pursuant to the procedure for book-entry transfer set forth below (and a Book-Entry Confirmation (as defined herein) received by the Depositary), in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

  Book-Entry Transfers. The Depositary will establish an account with respect to the Shares at The Depository Trust Company and the Philadelphia Depository Trust Company (each individually, a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility may make book-entry delivery of the Shares by causing the book-entry transfer system to transfer such Shares into the Depositary's account at a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedure for such transfer. Although delivery of Shares may be effected through book-entry transfer at any Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or an Agent's Message (as defined herein) in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH ITS BOOK-ENTRY PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

  The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received the Letter of Transmittal and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

  THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND SOLE RISK OF THE TENDERING STOCKHOLDER AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED AT THE DEPOSITARY. IF DELIVERY IS BY MAIL, THEN INSURED OR REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

  Signature Guarantees. No signature guarantee on the Letter of Transmittal is required if (i) the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section, includes any participant in a Book-Entry Transfer Facility system whose name appears on a security position listing as the owner of the Shares) tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on such Letter of Transmittal or (ii) such Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates not validly tendered or not accepted for payment or not purchased are to be issued or returned to, a person other than the registered holder of the Share Certificates, the tendered Share Certificates must be endorsed in blank or accompanied by appropriate stock powers, signed exactly as the name of the registered holder appears on the Share Certificates with the signature on such Share Certificates or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal.

  Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share Certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered provided that all of the following guaranteed delivery procedures are duly complied with:

    (a) such tender is made by or through an Eligible Institution;

    (b) the Depositary receives (by hand, mail, telegram or facsimile transmission) on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser; and

    (c) the Share Certificates representing all tendered Shares, in proper form for transfer (or Book-Entry Confirmation with respect to such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal, are received by the Depositary within three NASDAQ trading days after the date of such Notice of Guaranteed Delivery. A "NASDAQ trading day" is any day on which NASDAQ is open for business.

  The Notice of Guaranteed Delivery may be delivered by hand, or may be transmitted by telegram, facsimile transmission or mail, to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

  Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) Share Certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), or, in the case of Book-Entry Transfer, an Agent's Message and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates, Book-Entry Confirmations and such other documents are actually received by the Depositary. Under no circumstances will interest be paid by Purchaser on the purchase price of the Shares to any tendering stockholders, regardless of any extension of the Offer or any delay in making such payment.

  Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any or all tenders of any Shares that it determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares with respect to any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. None of Purchaser, Sub, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

  Other Requirements. By executing the Letter of Transmittal as set forth herein, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after April 21, 1997), effective when, if and to the extent that Purchaser accepts such Shares for payment pursuant to the Offer. All such proxies shall be considered coupled with an interest in the tendered Shares. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares accepted for payment or other securities or rights will, without further action, be revoked, and no subsequent proxies may be given. Such designees of Purchaser will, with respect to such Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper in respect of any annual or special meeting of the Company's stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

  Purchaser's acceptance for payment of Shares tendered pursuant to any of the procedures described herein will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

  Backup Federal Income Tax Withholding. To prevent backup federal income tax withholding on payments of cash pursuant to the Offer, a stockholder tendering Shares in the offer must provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certification described herein, under federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payment made to such stockholder pursuant to the Offer. All stockholders tendering Shares pursuant to the Offer should complete and sign the SubstituteForm W-9 included as a part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding. Noncorporate foreign stockholders should complete and sign a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 10 to the Letter of Transmittal.

3. WITHDRAWAL RIGHTS.

  Tenders of Shares made pursuant to the Offer will be irrevocable, except that Shares tendered may be withdrawn at any time prior to the Expiration Date, and, unless theretofore accepted for payment and paid for as provided herein, may also be withdrawn at any time on or after June 20, 1997.

  For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn as set forth on such Share Certificates if different from the name of the person who tendered such Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be furnished to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer set forth in Section 2 above, any notice of withdrawal must specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with such withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures for withdrawal, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph.

  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser in its sole discretion, and its determination will be final and binding. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor shall any of them incur any liability for failure to give any such notice.

  Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 2 above at any time on or prior to the Expiration Date.

4. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and will pay for, any and all Shares validly tendered on or prior to the Expiration Date and not properly withdrawn in accordance with Section 3 above promptly after the Expiration Date. Any determination concerning the satisfaction of the terms and conditions of the Offer shall be within the sole discretion of Purchaser and such determination shall be final and binding on all tendering stockholders. See Section 1. Subject to applicable rules of the Commission and the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law.

  In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the Share Certificates (or timely Book-Entry Confirmation of the book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth under Section 2 above, (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

  For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares so accepted for payment will be made by the deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY PURCHASER ON THE PURCHASE PRICE OF THE SHARES TENDERED PURSUANT TO THE OFFER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser's obligation to make such payments shall be satisfied and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Purchaser will pay any stock transfer taxes with respect to the transfer and sale to it or its order pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

  If Purchaser is delayed in its acceptance for payment of, or payment for tendered Shares or is unable to accept for payment or pay for such Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer (but subject to Purchaser's obligations under Rule 14e-1(c) under the Exchange Act to pay for or return the tendered Shares promptly after the termination or withdrawal of the Offer), the Depositary may, nevertheless, retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described under Section 3 above.

  If any tendered Shares are not purchased pursuant to the Offer because of an invalid tender or for any reason, Share Certificates for any such Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth under Section 2 above, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility) as promptly as practicable following the expiration or termination of the Offer.

  Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of Purchaser's subsidiaries or affiliates, the right to purchase all or any Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for purchase.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

  The summary of Federal income tax consequences set forth below is for general information only and is based on Purchaser's understanding of the law as currently in effect. The tax consequences to each stockholder will depend in part upon such stockholder's particular situation. Special tax consequences not described herein may be applicable to particular classes of taxpayers, such as financial institutions, broker-dealers, persons who are not citizens or residents of the United States and stockholders who acquired their Shares through the exercise of an employee stock option or otherwise as compensation. ALL STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS AND OF CHANGES IN SUCH TAX LAWS.

  The receipt of cash for Shares pursuant to the Offer (or the Merger) will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Generally, for federal tax purposes, a stockholder who receives cash for Shares pursuant to the Offer (or the Merger) will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received in exchange for the Shares sold and such stockholder's adjusted tax basis in such Shares. Provided that the Shares constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss, and will be long term capital gain or loss if the holder has held the Shares for more than one year at the time of sale. Gain or loss will be calculated separately for each block of Shares (i.e., a group of Shares with the same tax basis and holding period) tendered pursuant to the Offer.

  Legislative proposals have been under consideration that would reduce the rate of Federal income taxation of certain capital gains. Such legislation, if enacted, might apply only to gain realized on sales occurring after a date specified in the legislation. It cannot be predicted whether any such legislation ultimately will be enacted and, if enacted, when its effective date will be.

  A stockholder (other than certain exempt stockholders including, among others, all corporations and certain foreign individuals and entities) that tenders Shares may be subject to 31% backup withholding unless the stockholder provides its TIN and certifies that such number is correct or properly certifies that it is awaiting a TIN, or unless an exemption applies. A stockholder who does not furnish its TIN may be subject to a penalty imposed by the Internal Revenue Service (the "IRS"). See Section 2.

  If backup withholding applies to a stockholder, the Depositary is required to withhold 31% from payments to such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing an appropriate income tax return.

6. PRICE RANGE OF THE SHARES.

  The Company's Common Stock is traded on the NASDAQ National Market System under the symbol ASTA. The following table sets forth, for the periods indicated, the high and low sales prices of the Common Stock as reported by
NASDAQ:

                                                                 HIGH     LOW
                                                               -------- --------
      Year Ending July 1, 1995:
      First Quarter........................................... $19 1/4   $12
      Second Quarter.......................................... $16 1/4   $10 3/8
      Third Quarter........................................... $17       $13 1/8
      Fourth Quarter.......................................... $19 1/8   $13 1/2
      Six Months Ending December 30, 1995:
      First Quarter........................................... $16 3/8   $10
      Second Quarter.......................................... $10 1/16  $17 7/8
      Year Ending December 30, 1996:
      First Quarter........................................... $ 8 7/8   $ 4 49/64
      Second Quarter.......................................... $ 8 1/4   $ 4 3/4
      Third Quarter........................................... $ 7 1/8   $ 4 1/2
      Fourth Quarter.......................................... $ 5 5/8   $ 4

  On January 29, 1997, the last full trading day prior to the date of the announcement of the Acquisition Proposal, according to published sources, the closing price of the Shares on the NASDAQ National Market System was $4.625 per Share. On April 14, 1997, the last full day of trading prior to the public announcement of the execution of the Merger Agreement, according to published sources, the closing price on the NASDAQ National Market System was $4.75 per Share. On April 18, 1997, the last full day of trading before the commencement of the Offer, according to published sources, the closing price of the Shares on the NASDAQ National Market System was $5.125 per Share. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE COMMON STOCK.

7. CERTAIN INFORMATION CONCERNING THE COMPANY.

General

  The Company is a Delaware corporation with its principal offices located at 16215 Alton Parkway, Irvine, California 92718. The following description of the Company's business has been taken from the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996.

  The Company designs, manufactures, markets, services and supports a broad line of personal computers including desktop, notebook and server computer systems marketed under the Advantage!(R), Bravo(TM), Ascentia(TM) and Manhattan(TM) brand names.

Available Information

  The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company's directors and officers (including their remuneration, stock options granted to them and shares held by them), the principal holders of the Company's securities, and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements and annual reports distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information are available for inspection and copying at the public reference facilities of the Commission located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located in Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees from the Commission's principal office at 450 Fifth Street. N.W., Washington, D.C. 20549. The Commission also maintains an Internet site on the World Wide Web at
<http://www.sec.gov> that contains reports, proxy statements and other information. In addition, such material should also be available for inspection at The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

Directors and Officers

  The name, address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of the Company is set forth in Schedule II hereto.

Summary Financial Information

  The following table sets forth certain summary consolidated financial information with respect to the Company and its consolidated subsidiaries derived from the audited financial statements contained in the Company's 1996 Annual Report on Form 10-K. The summary below is qualified by reference to such document (which may be inspected and obtained as described below), including the financial statements and related notes contained therein. (See
Schedule III hereto)

                         THE COMPANY AND SUBSIDIARIES
                     SELECTED CONSOLIDATED FINANCIAL DATA

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                           FISCAL YEAR       SIX MONTHS
                              ENDED             ENDED          FISCAL YEAR ENDED
                         ---------------   ---------------   ----------------------
                          DECEMBER 28,      DECEMBER 30,      JULY 1,     JULY 2,
                              1996              1995            1995        1994
                         ---------------   ---------------   ----------  ----------
Income Statement Data:
 Net sales..............   $2,103,643        $1,016,283      $2,467,783  $2,367,274
 Gross profit (loss)....       24,868           (16,875)        245,675     347,733
 Operating income
  (loss)................     (385,108)(2)      (215,196)       (105,690)     53,989(4)
 Net income (loss)......     (417,715)         (225,006)(3)     (99,309)     31,309
 Net income (loss) per
  share: (1)............   $   (18.22)       $    (5.27)     $    (3.07) $     0.96
 Shares used in
  computing net income
  (loss) per share (1)..       50,827            42,721          32,371      32,546
                         AT DECEMBER 28,   AT DECEMBER 30,   AT JULY 1,  AT JULY 2,
                              1996              1995            1995        1994
                         ---------------   ---------------   ----------  ----------
Balance Sheet Data:
 Cash and short-term
  investments...........   $   61,063        $  125,387      $   95,825  $  153,118
 Working capital........      (41,049)          223,546         306,872     444,974
 Total assets...........      831,057         1,056,042       1,021,501   1,005,620
 Long-term debt.........      131,737           125,540         219,224     215,294
 Total shareholders'
  equity................   $   12,140        $  310,882      $  263,238  $  361,762
 Shares outstanding at
  end of period.........       57,758            44,679          32,413      32,334

--------
(1) Fully diluted earnings (loss) per share and shares used in computing fully diluted earnings (loss) per share were not materially different from primary earnings (loss) per share and shares used in computing primary earnings (loss) per share, except in fiscal year 1994, when such amounts were $0.95 and 34,866 shares, respectively.
(2) Includes a pretax restructuring charge of $6.5 million and other pretax charges of $26.4 million. See Notes 2 and 3 of Notes to Consolidated Financial Statements in Schedule III hereto.

(3) Includes a $13 million pretax restructuring charge. See Note 2 of Notes to Consolidated Financial Statements (see Schedule III hereto).
(4) Includes a $12.5 million pre-tax credit from the reversal of excess restructuring charge amounts not utilized. See Note 2 of Notes to Consolidated Financial Statements (see Schedule III hereto).
  Except as otherwise noted in this Offer to Purchase, all of the information with respect to the Company set forth in this Offer to Purchase has been derived from publicly available information. Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Certain Recent Developments

  On April 21, 1997, the Company issued a press release containing the following information:

   AST RESEARCH OUTLINES WORKFORCE REDUCTION PLANS; ANNOUNCES FIRST QUARTER
                                    RESULTS

    IRVINE, Calif., April 21, 1997--AST Research, Inc. (ASTA-NASDAQ) today announced that financial results for the first quarter of fiscal year 1997 were lower than anticipated. The company's revenues were approximately $347 million and its net loss was approximately $110 million ($1.90 loss per share) for the first quarter of fiscal year 1997, ended March 29. These results compare with revenues of $530.0 million and a loss of $115.8 million ($2.59 loss per share) during the comparable prior year period.

      In response to these financial results, AST announced plans for a reduction of approximately 25 percent of its work force worldwide. This action is expected to result in a charge of approximately $12 million during the second fiscal quarter.

      "Our turnaround efforts require more aggressive actions than in the past due to lower than anticipated performance during the first quarter of fiscal year 1997," said Mr. Y.S. Kim, AST president and chief executive officer. "Reducing our global workforce will allow the company to significantly lower operating costs, which, combined with our continuing product development and demand generation efforts, will help to further advance our return to profitability goals."

      The Company previously reported that net sales and operating losses for the first quarter would be negatively impacted due to lower demand, including an accelerated competitive pricing environment, a product transition period in its commercial desktop and notebook product lines and customer uncertainty surrounding a proposal with Samsung Electronics Co., Ltd. to commence negotiations to acquire all of the outstanding shares of common stock of AST not currently owned by Samsung or its affiliates. On April 15, 1997, AST and Samsung announced they had reached a definitive merger agreement, under which Samsung will commence a tender offer to acquire all of AST's outstanding shares not currently owned by Samsung or its affiliates at a price of $5.40 per share in cash. The tender offer will be commenced April 21, 1997 and will expire at 5:00 p.m. Eastern Daylight Time on May 19, 1997, unless extended.

8. CERTAIN INFORMATION CONCERNING PURCHASER.

  Purchaser is a Korean corporation with its principal executive offices located at 250, 2-Ka, Taepyung-Ro, Chung-Ku, Seoul, Korea 100-742. Purchaser is a leading international brand-name manufacturer of consumer electronics, semiconductors and industrial electronics products. Each of Purchaser's three main business lines is divided into two divisions: consumer electronics into Audio & Video and Household Appliances; semiconductors into Memory Devices and Non-Memory Devices; and industrial electronics into Information/Computer Systems and Telecommunication Systems.

  Set forth below is a summary of certain financial data with respect to Purchaser for and as of its fiscal year ended December 31, 1996, December 31, 1995 and December 31, 1994. The financial information set forth below was prepared in accordance with Korean generally accepted accounting principles ("Korean GAAP"), which differ in certain respects from United States generally accepted accounting principles ("GAAP"). For example, under Korean GAAP, property, plant and equipment are recorded at cost, except for upward revaluation to give accounting recognition to some extent to the loss in purchasing power of the Korean Won. Such revaluation presents productive capacity and buildings at their appraised value and land at the prevailing market value, as of the effective date of the revaluation. Investments in subsidiaries and affiliated companies are reported at cost, except if the financial condition of the subsidiary or affiliated company has significantly deteriorated, in which event the investment is reduced to its estimated net realizable value. Neither consolidation of subsidiaries nor the equity method of accounting for minority-owned companies is applied in the financial statements of Purchaser.

  The official accounting records of Purchaser are maintained in Korean Won in accordance with the laws and regulations of the Republic of Korea. For the convenience of the reader, the financial data have been translated into U.S. Dollars at the rate of 844 Won per U.S. Dollar, which was the prevailing rate on December 31, 1996.

                                   PURCHASER

                            SELECTED FINANCIAL DATA
                    (AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

                                               FISCAL YEAR ENDED DECEMBER 31,
                                             -----------------------------------
                                                1996        1995        1994
                                             ----------- ----------- -----------
Income Statement Data:
  Sales..................................... $18,808,701 $19,182,271 $13,647,014
  Operating Profit..........................   1,714,276   5,073,073   3,089,483
  Net income................................ $   194,497 $ 2,968,573 $ 1,119,726

                                                       AT DECEMBER 31,
                                             -----------------------------------
                                                1996        1995        1994
                                             ----------- ----------- -----------
Balance Sheet Data:
  Current Assets............................ $ 6,822,502 $ 6,975,297 $ 4,723,004
  Total Assets..............................  18,765,946  16,068,504  10,772,291
  Current Liabilities.......................   4,050,982   4,020,895   4,029,108
  Total Liabilities.........................  12,735,420   9,476,992   7,378,493
  Stockholders' Equity...................... $ 6,030,526 $ 6,591,512 $ 3,393,797

  The name, business address, citizenship, present principal occupation or employment and five-year employment history of each of the executive officers of Purchaser and each of the persons carrying out functions in Purchaser similar to that of a director and/or executive officer in a United States corporation are set forth in Schedule I hereto.

  Except as described in this Offer to Purchase (i) none of Purchaser nor, to the best of Purchaser's knowledge, any of the persons listed in Schedule I hereto, or any associate or majority-owned subsidiary of Purchaser or any of the persons so listed, beneficially owns or has any right to acquire directly or indirectly any Shares or has any contract, arrangement, understanding or relationship with any other person with respect to any Shares, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any shares, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, and (ii) none of Purchaser nor to the best knowledge of Purchaser, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any Shares during the past 60 days.

  Except as set forth in this Offer to Purchase, since June 30, 1993, neither Purchaser nor, to the best knowledge of Purchaser, any of the persons listed on Schedule I hereto, has had any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since June 30, 1993 there have been no contracts, negotiations or transactions between Purchaser, or any of its subsidiaries or, to the best knowledge of Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition; a tender offer for or other acquisition of securities of any class of the Company; an election of directors of the Company; or a sale or other transfer of a material amount of assets of the Company or any of its subsidiaries.

9. FINANCING OF THE OFFER AND THE MERGER.

  The total amount of funds required by Purchaser to purchase the Offer Shares, redeem all of the outstanding LYONs and to pay related fees and expenses will be approximately $308 million. Purchaser will provide such funds from its working capital or its affiliates' working capital or from existing credit facilities or new credit facilities established for this purpose or from a combination of the foregoing. No decision has been made concerning which of the foregoing sources Purchaser will utilize. Such decision will be made based on Purchaser's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions and such other factors as Purchaser may deem appropriate. Purchaser will file an amendment to its Tender Offer Statement on
Schedule 14D-1 and its Schedule 13E-3 (see Section 16) promptly after any such decision is made. Purchaser has not conditioned the Offer or the Merger on obtaining financing and has agreed that none of the borrowings it may use to consummate the transactions contemplated by the Merger Agreement will be incurred by, or secured, directly or indirectly, by the assets of, the Company or any of its subsidiaries.

  Purchaser anticipates that any indebtedness incurred through borrowings under credit facilities will be repaid from a variety of sources, which may include, but may not be limited to, funds generated internally by Purchaser and its affiliates, bank financing, and the public or private sale of debt or equity securities. No decision has been made concerning the method Purchaser will employ to repay such indebtedness. Such decision will be made based on Purchaser's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions and such other factors as Purchaser may deem appropriate.

10. CERTAIN TRANSACTIONS BETWEEN PURCHASER AND THE COMPANY.

  In addition to the transactions between Purchaser and the Company described in "SPECIAL FACTORS--Background of the Offer and Merger," the Purchaser and the Company have engaged in certain commercial transactions described below.

  Purchaser and certain of its subsidiaries supply components such as DRAMs (Dynamic Random Access Memory chips) and monitors to the Company pursuant to customary commercial arrangements. Sales of such components by Purchaser and its subsidiaries to the Company aggregated approximately $304.7 million, $144.7 million, $65 million and $46 million, respectively, for the Company's 1996 fiscal year, the transition period ended December 30, 1995, and the 1995 and 1994 fiscal years.

  On November 22, 1995, Purchaser provided a $50 million short-term loan to the Company at an interest rate of 7,3125% per annum. The Company repaid this loan on December 28, 1995.

  On February 22, 1996, the Company entered into a Server Technology Transfer Agreement and a Strategic Consulting Agreement with Purchaser. The Server Technology Transfer Agreement grants Purchaser a royalty-free license through July 31, 2000 to use the technical information supplied by the Company to produce server technology products. The Strategic Consulting Agreement grants Purchaser a royalty-free license through July 31, 2000 to use various marketing and sales planning studies provided by the Company. Under each agreement, Purchaser paid $5 million to the Company.

  On June 27, 1996, the Company entered into an Intellectual Property Assignment Agreement with Purchaser, which assigns certain patent applications of the Company to Purchaser. Purchaser purchased a first group of patent applications from the Company during the second quarter of fiscal year 1996 for $15 million and exercised an option to purchase an additional group of patent applications for $10 million during the fourth quarter of fiscal year 1996.

  On October 11, 1996, Purchaser provided a $50 million short-term loan to the Company at an interest rate of 5.9% per annum. The Company repaid the loan, including interest of $0.6 million, on December 19, 1996.

  During fiscal year 1996, Purchaser paid the salaries of certain employees of the Company. The Company recorded a capital contribution of $1.0 million, which represents the estimated compensation expense of the employees paid by Purchaser.

11. DIVIDENDS AND DISTRIBUTIONS.

  According to the Company's 1996 Annual Report on Form 10-K, the Company has not paid cash dividends to date and intends to retain any future earnings for use in the business.

  Pursuant to the terms of the Merger Agreement, the Company will not split, combine or reclassify the outstanding Shares or declare, set aside or pay any dividend payable in cash, stock or property with respect to the Shares. If on or after the date of the Merger Agreement the Company should declare or pay any cash or stock dividend or other distribution on, or issue any rights with respect to, the Shares, payable or distributable to stockholders of record on a date prior to the transfer to the name of Purchaser or its nominees or transferees on the Company's stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to Purchaser's rights under
Section 13 of this Offer to Purchase, (i) the purchase price per Share payable by Purchaser pursuant to the Offer may, in the sole discretion of Purchaser, be reduced by the amount of any such cash dividend or distribution, and (ii) any non-cash dividend, distribution or right to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer, or (b) at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution or right or such proceeds and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Purchaser in its sole discretion.

12. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; NASDAQ NATIONAL MARKET SYSTEM AND EXCHANGE ACT REGISTRATION.

  The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly, will reduce the number of holders of Shares and could thereby adversely affect the liquidity and market value of the remaining publicly held Shares.

  NASDAQ National Market System Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in the NASDAQ National Market System. According to the NASDAQ National Market System's published guidelines, the Shares would not be eligible to be included for continued listing if, among other things, the number of publicly held Shares falls below 200,000, the number of holders of Shares falls below 400 or the aggregate market value of such publicly held Shares falls below $1,000,000. If these standards are not met, the Shares would no longer be admitted to quotation on the NASDAQ National Market System. In that event, the Shares might continue to be listed on the NASDAQ Small Cap Market, but if the number of holders of the Shares falls below 300, or if the number of publicly held shares falls below 100,000, or if the aggregate market value of such publicly held Shares does not exceed $200,000 or there are not at least two registered and active market makers, one of which may be a market maker entering a stabilizing bid, the NASDAQ Small Cap Market rules provide that the securities would no longer qualify for inclusion in the NASDAQ Small Cap Market and the NASDAQ Small Cap Market would cease to provide any quotations. Shares held directly or indirectly by an officer or director of the Company or by a beneficial owner of more than 10% of the Shares will ordinarily not be considered as being publicly held for purposes of these standards. In the event the Shares are no longer eligible for the NASDAQ National Market System or Small Cap Market quotation, quotations might still be available from other sources. However, the extent of the public market for the Shares and the availability of such quotations would depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act, as described herein and other factors. Based upon the Company's most recent Annual Report on Form 10-K, as of February 21, 1997, there were approximately 952 holders of record of the Shares.

  Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying or trading in securities ("Purpose Loans"). Depending upon factors similar to those described above regarding the continued listing, public trading and market quotations of the Shares, it is possible that, following the purchase of the Shares pursuant to the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for Purpose Loans made by brokers.

  Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of
Section 16(b), the requirements of furnishing a proxy statement in connection with stockholders' meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be

"margin securities" or be eligible for NASDAQ National Market System or Small Cap Market reporting. Purchaser currently intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

13. CERTAIN CONDITIONS OF THE OFFER.

  Notwithstanding any other provision of the Offer or the Merger Agreement, and subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) relating to Purchaser's obligation to pay for or return tendered Shares after termination of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares, or may terminate the Offer if (i) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), has not expired or terminated; (ii) approval of all necessary government officials and agencies (See Section 14), including the Republic of Korea, shall not have been obtained on terms and conditions reasonably satisfactory to Purchaser (except where the failure to obtain such consents or approvals would not have a material adverse effect on (a) the Company and its subsidiaries, taken as a whole, or (b) Parent's ability to consummate the transactions contemplated by the Merger Agreement); or (iii) at any time after April 14, 1997 and before acceptance for payment of any Shares, any of the following events shall occur or shall be determined by Purchaser to have occurred:

    (a) there shall have been any action taken, or any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any domestic or foreign governmental regulatory or administrative agency or authority or court or legislative body or commission which directly or indirectly (1) prohibits, or imposes any material limitations on, Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, or compels Purchaser or their respective subsidiaries or affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Purchaser and their respective subsidiaries, in each case taken as a whole, (2) prohibits, or makes illegal, the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (3) results in the delay in or restricts the ability of Purchaser, or renders Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares, (4) imposes material limitations on the ability of Purchaser effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, or (5) otherwise has a material adverse effect on the consolidated financial condition, businesses or results of operations of the Company and its subsidiaries, taken as a whole, provided that Purchaser shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted;

    (b) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or in the NASDAQ National Market System, for a period in excess of twenty-four hours, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the Republic of Korea (whether or not mandatory), (3) any limitation (whether or not mandatory) by any Korean or United States governmental authority on the extension of credit by banks or other financial institutions, (4) a change in general, financial, bank or capital market conditions which materially and adversely affects the ability of financial institutions in the United States or the Republic of Korea to extend credit or syndicate loans, (5) any significant change in the United States or the Republic of Korea currency exchange rates (with respect to the other) or suspension of, or limitation on, the markets therefor (whether or not mandatory) or the imposition of, or any significant change in, any currency or exchange control laws in the United States or the Republic of Korea, or (6) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

    (c) (1) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in any material respect as of the date of the Merger Agreement and as of consummation of the Offer as though made on or as of such date, (2) the Company shall have failed to comply with its covenants and agreements under the Merger Agreement in all material respects or (3) there shall have occurred any events or changes which have had or which are reasonably likely to have a material adverse effect on the Company and its subsidiaries taken as a whole (provided that (i) any determination as to whether there has been a material adverse effect with respect to the Company and its subsidiaries, taken as a whole, shall be made in comparison to the Company's net losses and declining equity over the past thirteen fiscal quarters, the current trend with respect thereto and all developments resulting therefrom and (ii) any changes resulting from any actions of the Company approved on or after April 14, 1997 by the Board (including the Executive Committee) or the chief executive officer shall be disregarded;

    (d) the Special Committee shall have withdrawn, or modified or changed in a manner adverse to Purchaser (including by amendment of the Schedule 14D-
  9) its recommendation of the Offer, the Merger Agreement, or the Merger, or recommended another proposal or offer, or the Special Committee, upon request of Purchaser, shall fail to reaffirm such approval or recommendation or shall have resolved to do any of the foregoing; or

    (e) the Merger Agreement shall have terminated in accordance with its terms;

which in the reasonable and good faith judgment of Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Purchaser) giving rise to such condition makes it inadvisable to proceed with the Offer or the acceptance for payment of or payment for the Shares.

  The foregoing conditions (the "Offer Conditions") are for the sole benefit of Purchaser and may be waived by Purchaser, in whole or in part at any time and from time to time in the sole discretion of Purchaser. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

14. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

  General. Except as described below, Purchaser is not aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of Shares pursuant to the Offer, or of any approval or other action by any governmental, administrative or regulatory agency or authority or public body, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought except as described below in this Section under "State Takeover Statutes." While, except as otherwise expressly described herein, Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Company's business or that certain parts of the Company's business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action, any of which could cause Purchaser to decline to accept for payment or pay for any Shares tendered. Purchaser's obligation under the Offer to accept for payment and pay for shares is subject to the Offer Conditions, including conditions relating to legal matters discussed in this Section 14.

  Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust

Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements. See Section 13.

  Purchaser expects to file a Notification and Report Form with respect to the Offer under the HSR Act as soon as practicable following commencement of the Offer. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m. New York City time, on the 15th day after the date such form is filed, unless early termination of the waiting period is granted. In addition, the Antitrust Division or the FTC may extend such waiting periods by requesting additional information or documentary material from Purchaser. If such a request is made with respect to the Offer, the waiting period related to the Offer will expire at 11:59 p.m. New York City time on the 10th day after substantial compliance by Purchaser with such request. With respect to each acquisition, the Antitrust Division or the FTC may issue only one request for additional information. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties may engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of applicable waiting periods under the HSR Act is a condition to Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

  The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed purchase of the Shares by Purchaser pursuant to the Offer. At any time before or after such purchase, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the transaction or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Purchaser or the Company. Litigation seeking similar relief could be brought by private parties.

  Purchaser does not believe that consummation of the Offer and the other transactions contemplated by the Merger Agreement will result in violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer and the other transactions contemplated by the Merger Agreement on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 13 for certain conditions to the purchase of the Shares, including conditions with respect to litigation and certain governmental actions.

  Foreign Governmental Approvals The Offer is subject to certain governmental review and approvals under Korean law. Purchaser will submit an approval application with the Bank of Korea (the "BOK") pursuant to the Foreign Exchange Control Act of Korea (the "FECA") in connection with the Offer. Under FECA and the rules promulgated thereunder, overseas investments by a Korean resident are permissible in principle when the shares to be acquired by the Korean investor will constitute 20% or more of the outstanding shares of the company. Because the Offer contemplates an investment of over $10 million in a foreign country, Purchaser must also obtain approval of the Overseas Investment Deliberation Committee (the "OIDC"), a committee of Korean government officials operating under the auspices of the BOK and the Korean Ministry of Finance and Economy (the "MOFE"). The OIDC considers factors such as the general appropriateness of the investment, possible negative effects of the transaction upon the Korean economy or Korean foreign policy, whether the transaction would be against Korean social or public order, and whether the Korean investor has previously violated Korean foreign investment policies.

  Once all the necessary documents for the BOK approval are prepared and filed with the BOK, the BOK preliminary reviews the application and forwards it to the MOFE. The MOFE then arranges for review of the application by the OIDC, and the OIDC determines whether or not to approve the application. Following the OIDC decision, the MOFE returns the application to the BOK along with the OIDC's decision. The BOK then issues its final decision on approval shortly after such receipt. The

Korean approval process typically takes up to ninety days from the date the approval application is filed with the BOK.

  In addition to the governmental review and approvals under Korean law set forth above, the Offer is also subject to other various foreign governmental review and approvals, including governmental review and approvals under the laws, rules and regulations of Canada and the European Union.

  State Takeover Statutes The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (generally, a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested director became an interested stockholder. Purchaser became an interested stockholder on July 31, 1995 in connection with the Stock Purchase Agreement approved by the Board. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

  A number of states have adopted "takeover" statutes that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or places of business in such states.

  In Edgar v. MITE Corporation, the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Act, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable under certain conditions, in particular, that the corporation has a substantial number of stockholders in the state and is incorporated there.

  The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover statutes. Purchaser does not know whether any of these statutes will, by their terms, apply to the Offer, and has not complied with any such statutes. To the extent that certain provisions of these statutes purport to apply to the Offer, Purchaser believes that there are reasonable bases for contesting such statutes. If any person should seek to apply any state takeover statute, Purchaser would take such action as then appears desirable, which action may include challenging the validity or applicability of any such statute in appropriate court proceedings. If it is asserted that one or more takeover statutes apply to the Offer and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to purchase or pay for shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for payment or pay for Shares tendered pursuant to the Offer.

15. FEES AND EXPENSES.

  Salomon Brothers Inc is acting as financial advisor to Purchaser in connection with the transactions contemplated by the Merger Agreement and is also acting as Dealer Manager for the Offer. Purchaser has agreed to compensate Salomon for its financial advisory services and to reimburse Salomon for its reasonable out-of-pocket expenses, including those incurred in connection with Salomon's activities as Dealer Manager and including the fees and disbursements of its legal counsel, and to indemnify Salomon against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

   Purchaser has retained MacKenzie Partners. Inc. to act as the Information Agent and Citibank, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward the Offer materials to beneficial owners. The Information Agent will receive a fee for services as Information Agent of $7,500 and will be reimbursed for certain out-of-pocket expenses. The Depositary will receive reasonable and customary compensation for services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Purchaser has also agreed to indemnify the Information Agent and the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

   Purchaser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer (other than to the Dealer Manager and the Information Agent). Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

  The following is an estimate of expenses to be incurred in connection with the Offer and the Merger.

      EXPENSES TO BE PAID BY PURCHASER:
        Financial Advisor/Dealer Manager Fees....................... $2,075,000
        Legal Fees(1)...............................................    550,000
        Printing and Mailing Costs..................................    300,000
        Advertising.................................................     85,000
        Filing Fees.................................................     79,100
        Depositary Fees.............................................     22,500
        Information Agent Fees......................................      7,500
        Miscellaneous...............................................     30,900
                                                                     ----------
          Total..................................................... $3,150,000
                                                                     ==========
      EXPENSES TO BE PAID BY THE COMPANY:
        Special Committee Fees(2)................................... $  160,000
        Financial Advisor to Special Committee(3)...................  1,425,000
        Legal Fees(1)(4)............................................    925,000
        Miscellaneous...............................................     15,000
                                                                     ----------
          Total..................................................... $2,525,000
                                                                     ==========

--------
(1) Does not include fees and disbursements in connection with the litigation described in "SPECIAL FACTORS--Certain Litigation" or any other litigation that may relate to the Offer or the Merger.

(2) Includes the fee of $50,000 paid to each member of the Special Committee for his services as such, pursuant to the Board's Consent (see "SPECIAL FACTORS--Background of the Offer and the Merger" and Schedule II hereto), as well as the estimated expenses of each member of the Special Committee in connection with his services as such.

(3) Includes the fees and estimated expenses of Morgan Stanley and its counsel. See "SPECIAL FACTORS--Opinion of Financial Advisor to the Special Committee."

(4) Includes the estimated fees and expenses of counsel to the Company, Delaware counsel to the Company, counsel to the Special Committee and Delaware counsel to the Special Committee. Does not include the estimated fees or expenses of Morgan Stanley's counsel (see Note (3) above). Also does not include fees and expenses in connection with ongoing services performed by counsel to the Company as its general outside counsel.

16. MISCELLANEOUS.

  The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. Purchaser may, in its discretion, however, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in any such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

  No person has been authorized to give any information or to make any representation on behalf of Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of Purchaser or the Company since the date as of which information is furnished or the date of this Offer to Purchase.

  Purchaser has filed with the Commission a Tender Offer Statement on Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, and Purchaser and the Company have filed with the Commission a Rule 13e-3 Transaction Statement on Schedule 13E-3, together with exhibits, pursuant to Rule 13e-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. In addition, the Company has filed with the Commission a Solicitation/ Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendations of the Board and the Special Committee with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the Commission in the manner set forth in Section 7 (except that they will not be available at the regional offices of the Commission).

Samsung Electronics Co., Ltd.
April 21, 1997

                                  SCHEDULE I

                 DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

  The following table sets forth the name, business or residence address, principal occupation or employment at the present time and during the last five years, and the name of any corporation or other organization in which such employment is conducted or was conducted of each executive officer of Purchaser and each person carrying out functions in Purchaser similar to that of a director in a United States corporation. Except as otherwise indicated, all of the persons listed below are citizens of the Republic of Korea. Each occupation set forth opposite a person's name, unless otherwise indicated, refers to employment with Purchaser. Persons carrying out functions in Purchaser similar to that of a director in a United States corporation are indicated with an asterisk.

                                                             MATERIAL POSITIONS HELD
          NAME, CITIZENSHIP AND        PRESENT OCCUPATION     DURING THE PAST FIVE
        CURRENT BUSINESS ADDRESS         OR EMPLOYMENT                YEARS
     ------------------------------- ---------------------  ------------------------
     Ho Moon Kang                    Senior Vice President  General Manager of MICRO
     Samsung Electronics Co., Ltd.   and General Manager,   Business from January
     416 Maetan-3 Dong Paldal-Gu     Computer Business      1995; General Manager of
     Suwon City, Kyungki-Do, Korea   since 1996.            MICRO Division from
                                                            January 1994; Managing
                                                            Director of MICRO Export
                                                            Team from March 1990.
 *   Kwang-Ho Kim                    Chairman and Chief     Vice Chairman and Chief
     Samsung North America           Executive Officer of   Executive Officer from
     3655 North First Street         Samsung North America  January 1995 to December
     San Jose, CA 95134-1713         since January, 1997.   1996; President and
                                                            Chief Executive Officer
                                                            from March 1990 to
                                                            December 1994.
 *   Bon-Guk Koo                     Executive Vice         Senior Executive
     Samsung Electronics Co., Ltd.   President since March  Managing Director from
     416 Maetan-3 Dong Paldal-Gu     1993.                  March 1990 to February
     Suwon City, Kyungki-Do, Korea                          1993.
 *   Hai-Min Lee                     Executive Vice         Senior Executive
     Samsung Electronics Co., Ltd.   President since March  Managing Director from
     416 Maetan-3 Dong Paldal-Gu     1993.                  March 1990 to February
     Suwon City, Kyungki-Do, Korea                          1993.
 *   Yoon Woo Lee                    President and Chief    Executive Vice President
     Samsung Electronics Co., Ltd.   Executive Officer      and Chief Executive
     San #24 Nongseo-Ri,             since January 1995.    Officer from January
     Kiheung-Eup, Yongin-Gun,                               1994 to December 1994;
     Kyungki-Do, Korea                                      Executive Vice President
                                                            from March 1992 to
                                                            December 1993; Senior
                                                            Executive Managing
                                                            Director from July 1989
                                                            to February 1992.

                                                             MATERIAL POSITIONS HELD
          NAME, CITIZENSHIP AND        PRESENT OCCUPATION     DURING THE PAST FIVE
        CURRENT BUSINESS ADDRESS         OR EMPLOYMENT                YEARS
     ------------------------------- ---------------------  ------------------------
 *   Suek Namgoong                   President,             Non-employee Director
     Samsung Electronics Co., Ltd.   Telecommunication &    from February 1994 to
     7th Floor Samsung Main Building Systems Business       December 1994; President
     250 Taepyung-Ro 2 Ka            since December 1994.   and Chief Executive
     Chung-Ku, Seoul, Korea                                 Officer from September
                                                            1993 to present of
                                                            Samsung Data systems,
                                                            Ltd.; President of Korea
                                                            PC Telecom Ltd. from
                                                            February 1992 to
                                                            September 1993;
                                                            Executive Vice President
                                                            of Hyundai Electronics
                                                            Industries, Ltd. from
                                                            January 1986 to February
                                                            1991.
     Geun Sik Noh                    Executive Vice         Senior Executive
     Samsung Electronics Co., Ltd.   President since        Managing Director from
     Joong-Ang Daily News Building 7 January 1995.          March 1989 to December
     Soonwha-Dong, Chung Ku                                 1994.
     Seoul, Korea
 *   Myeong Sub Son                  Executive Vice         Senior Executive
     Samsung Electronics Co., Ltd.   President since        Managing Director from
     84-11 Namdaemun-Ro 5-Ka, Chung- January 1994.          March 1990 to December
     Ku, Seoul, Korea                                       1993.
     Bo-Soon Song                    Senior Executive       President and Chief
     Samsung Electronics America,    Managing Director      Executive Officer of
     Inc.                            since 1995 and         Samsung North America
     105 Challenger Road             President of Samsung   from January 1995; Chief
     Ridgefield Park, NJ 07660       Electronics America,   Executive Officer of
                                     Inc. since January     Samsung Electronics
                                     1997.                  America, Inc. from
                                                            September 1993; Chief
                                                            Finance Officer of
                                                            Samsung Electronics
                                                            America, Inc. from 1991
                                                            to 1993.
 *   Yong-Ro Song                    Executive Vice         Executive Vice President
     Samsung Electronics Co., Ltd.   President and Chief    from July 1995 to
     11th Floor Samsung Main         Executive Officer      December 1996; Executive
     Building 250 Taepyung-Ro 2 Ka   since January 1997.    Vice President of Joong-
     Chung-Ku, Seoul, Korea                                 Ang Daily News, from
                                                            April 1994 to June 1995;
                                                            Senior Vice President
                                                            from 1991.
     Wook Sun                        Executive Vice         Senior Executive
     Samsung Electronics Co., Ltd.   President since        Managing Director of
     11th Floor Samsung Main         January 1994.          Samsung Electro
     Building 250 Taepyung-Ro 2 Ka                          Mechanics Co., Ltd. from
     Chung-Ku, Seoul, Korea                                 March 1990.

                                                             MATERIAL POSITIONS HELD
          NAME, CITIZENSHIP AND        PRESENT OCCUPATION     DURING THE PAST FIVE
        CURRENT BUSINESS ADDRESS         OR EMPLOYMENT                YEARS
     ------------------------------- ---------------------  ------------------------
 *   Jong Yong Yun                   President and Chief    President and Chief
     Samsung Electronics Co., Ltd.   Executive Officer      Executive Officer of
     11th Floor Samsung Main         since January 1997.    Samsung Display Japan
     Building 250 Taepyung-Ro 2 Ka                          from November 1995 to
     Chung-Ku, Seoul, Korea                                 December 1996; President
                                                            and Chief Executive
                                                            Officer of Samsung
                                                            Display and Devices from
                                                            1993 to 1995; President
                                                            and Chief Executive
                                                            Officer of Samsung
                                                            Electro Mechanics Co.,
                                                            Ltd. from 1992 to 1993.

                                  SCHEDULE II

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The following table sets forth the name, business or residence address, principal occupation or employment at the present time and during the last five years, the name of any corporation or other organization in which such employment is conducted or was conducted, those securities for which there is a right to acquire, and the aggregate amount and percentage of securities beneficially owned, for each executive officer and director of the Company. Except as otherwise indicated, all of the persons listed below are citizens of the United States. The business address of each executive officer of the Company is 16215 Alton Parkway, Irvine, California, 92718, unless otherwise set forth below. Each occupation set forth opposite a person's name, unless otherwise indicated, refers to employment with the Company. Directors of the Company are indicated with an asterisk.

                                                                                          NUMBER OF
                                                                                           SHARES
                                                                                       ---------------
                                                             MATERIAL POSITIONS HELD                   PERCENTAGE
          NAME, CITIZENSHIP AND        PRESENT OCCUPATION     DURING THE PAST FIVE     OPTIONS          OF SHARES
        CURRENT BUSINESS ADDRESS         OR EMPLOYMENT                YEARS              (A)    TOTAL  OUTSTANDING
     ------------------------------- ---------------------  ------------------------   ------- ------- -----------
     Scott Bower                     Vice President, Sales  Vice President of Sales        --      --      --
                                     and Marketing,         and Marketing,
                                     Americas, since        Information Systems
                                     January 1997.          Division of Purchaser
                                                            from June 1995 to
                                                            December 1996; Director
                                                            of Mobile Computing
                                                            Marketing, Director of
                                                            PC Product Line Planning
                                                            and Director of Software
                                                            Sales at IBM.
     Mark de Raad                    Vice President,        Vice President,              4,500   4,600       *
                                     Finance, Treasurer     Financial Operations
                                     and Principal          from August 1994; Vice
                                     Accounting Officer     President, Worldwide
                                     since July 1995.       Controller from February
                                                            1994; Controller from
                                                            August 1990; Assistant
                                                            Controller from February
                                                            1989; Manager, Financial
                                                            Reporting from May 1987.
 *   Richard J. Goeglein             Director since May     Director, Boomtown,        132,000 149,000       *
     Gaming Associates, Inc.         1987.                  Inc.; Director, Platinum
     2688 South Rainbow Boulevard                           Software Corporation;
     Suite D                                                Founder and Principal of
     Las Vegas, NV 89102                                    Gaming Associates;
                                                            President and Chief
                                                            Executive Officer of
                                                            Dakin, Inc. from April
                                                            1990 to September 1991.

                                                                                         NUMBER OF
                                                                                           SHARES
                                                                                       --------------
                                                             MATERIAL POSITIONS HELD                  PERCENTAGE
          NAME, CITIZENSHIP AND        PRESENT OCCUPATION     DURING THE PAST FIVE     OPTIONS         OF SHARES
        CURRENT BUSINESS ADDRESS         OR EMPLOYMENT                YEARS              (A)   TOTAL  OUTSTANDING
     ------------------------------- ---------------------  ------------------------   ------- ------ -----------
 *   Roger W. Johnson                Director since         Business advisor,          82,000  82,000     --
     600 Anton Boulevard             October 1996.          teacher and author;
     Suite 1260                                             Director, The Needham
     Costa Mesa, CA 92626                                   Funds, Inc., JTS
                                                            Corporation, Group
                                                            Technologies, Inc.,
                                                            Insolectro, Inc., Elexys
                                                            International, Inc. and
                                                            Array Microsystems;
                                                            Administrator of the
                                                            U.S. General Services
                                                            Administration from 1993
                                                            to 1996; Chairman and
                                                            Chief Executive Officer
                                                            of Western Digital
                                                            Corporation from 1982 to
                                                            1993.
 *   Ho Moon Kang                    Director since         Senior Vice President         --      --      --
     Samsung Electronics Co., Ltd.   February 1997.         and General Manager of
     416 Maetan-3 Dong Paldal-Gu                            Samsung Electronics
     Suwon City, Kyungki-Do, Korea                          Computer Division from
     (Citizen of Korea)                                     1996; General Manager of
                                                            MICRO Business of
                                                            Purchaser from January
                                                            1995; General Manager of
                                                            MICRO Division from
                                                            January 1994; Managing
                                                            Director of MICRO Export
                                                            Team from March 1990.
 *   Kwang-Ho Kim                    Director since July    Chairman and Chief            --      --      --
     Samsung North America, Inc.     1995; Chairman of the  Executive Officer of
     3655 North First Street         Board since June       Samsung North America
     San Jose, CA 95134-1713         1996.                  since January, 1997;
     (Citizen of Korea)                                     Vice Chairman and Chief
                                                            Executive Officer of
                                                            Purchaser from January
                                                            1995 to December 1996;
                                                            President and Chief
                                                            Executive Officer of
                                                            Purchaser from March
                                                            1990 to December 1994.
     Young Soo Kim                   President and Chief    Corporate Vice President      --      --      --
                                     Executive Officer      of Purchaser from
                                     since August 1996;     January 1993 to August
                                     Director since July    1996; President of the
                                     1995.                  Computer and Systems
                                                            Business of Purchaser
                                                            from June 1989; Vice
                                                            President, Semiconductor
                                                            Business of Purchaser
                                                            from August 1987.

                                                                                       NUMBER OF SHARES
                                                                                       -----------------
                                                             MATERIAL POSITIONS HELD                     PERCENTAGE
          NAME, CITIZENSHIP AND        PRESENT OCCUPATION     DURING THE PAST FIVE     OPTIONS            OF SHARES
        CURRENT BUSINESS ADDRESS         OR EMPLOYMENT                YEARS              (A)     TOTAL   OUTSTANDING
     ------------------------------- ---------------------  ------------------------   ------- --------- -----------
     Noh Byung Park                  Senior Vice President  Senior Managing Director       --        --      --
     (Citizen of Korea)              of Worldwide Product   of Purchaser from
                                     Development and        January 1995 to
                                     Manufacturing since    September 1996; Director
                                     September 1996.        of Purchaser from March
                                                            1993 to December 1994;
                                                            Acting Director of
                                                            Purchaser from March
                                                            1990 to February 1993.
 *   Jack W. Peltason                Director since July    Director of Irvine          83,000    83,300       *
     School of Social Sciences       1993.                  Apartment Communities;
     3151 Social Sciences Plaza                             Director of Infotec;
     University of California,                              President of the
     Irvine                                                 University of California
     Irvine, CA 92697-5100                                  from 1992 to 1995;
                                                            Chancellor of the
                                                            University of
                                                            California, Irvine from
                                                            1984 to 1992.
 *   Safi U. Qureshey(b)             Director since the     Chairman Emeritus since    501,250 2,857,576     4.9%
                                     Company's inception.   June 1996; Chairman of
                                                            the Board from November
                                                            1993; Chief Executive
                                                            Officer from July 1988
                                                            to November 1995;
                                                            Co-chairman of the Board
                                                            from 1988 to June 1992;
                                                            Director of
                                                            ObjectAutomation.
 *   Bo-Soon Song                    Director since         Senior Executive               --        --      --
     Samsung Electronics America,    January 1996.          Managing Director and
     Inc.                                                   President of Purchaser
     105 Challenger Road                                    from January 1997;
     Ridgefield Park, NJ 07660                              President and Chief
     (Citizen of Korea)                                     Executive Officer of
                                                            Samsung North America
                                                            from January 1995; Chief
                                                            Executive Officer of
                                                            Purchaser from September
                                                            1993; Chief Finance
                                                            Officer of Purchaser
                                                            from 1991 to 1993.

                                                                                         NUMBER OF
                                                                                           SHARES
                                                                                       --------------
                                                             MATERIAL POSITIONS HELD                  PERCENTAGE
          NAME, CITIZENSHIP AND        PRESENT OCCUPATION     DURING THE PAST FIVE     OPTIONS         OF SHARES
        CURRENT BUSINESS ADDRESS         OR EMPLOYMENT                YEARS              (A)   TOTAL  OUTSTANDING
     ------------------------------- ---------------------  ------------------------   ------- ------ -----------
 *   Yong-Ro Song                    Director since         Executive Vice President      --      --      --
     Samsung Electronics Co., Ltd.   February 1997.         and Chief Executive
     11th Floor Samsung Main                                Officer of Purchaser
     Building 250 Taepyung-Ro 2 Ka                          since January 1997;
     Chung-Ku, Seoul, Korea                                 Executive Vice President
     (Citizen of Korea)                                     of Purchaser from July
                                                            1995 to December 1996;
                                                            Executive Vice President
                                                            of Joong-Ang Daily News
                                                            from April 1994 to June
                                                            1995; Senior Vice
                                                            President of Purchaser
                                                            from 1991 to 1993.
     Gary D. Weaver                  Senior Vice            Vice President, Americas   31,250  31,250       *
                                     President, Worldwide   Manufacturing from
                                     Manufacturing          December 1994; Vice
                                     Operations since       President, Operations of
                                     September 1995.        Ioptex Research from May
                                                            1990 to November 1994.
 *   Won Suk Yang                    Senior Vice President  Senior Executive              --      --      --
     (Citizen of Korea)              and Chief Financial    Managing Director of
                                     Officer since          Purchaser since April
                                     September 1996;        1995; General Manager of
                                     Director since July    the Corporate
                                     1995.                  Administrative Office of
                                                            Cheil Synthetic
                                                            Industries, an affiliate
                                                            of Purchaser from
                                                            January 1993; General
                                                            Manager of the Planning
                                                            and Administrative
                                                            Office of Purchaser from
                                                            June 1991 to December
                                                            1992; Executive Vice
                                                            President of Samsung
                                                            Semiconductor Inc. from
                                                            April 1983; Director of
                                                            Finance of Samsung
                                                            Petrochemical Co. from
                                                            April 1979 to March
                                                            1983.

-------
 * Less than 1%.

(a) Includes shares which executive officers and directors have the right to acquire within 60 days of April 14, 1997, under stock option and warrant agreements.

(b) Includes 72,834 shares held by Nancy Marshall as custodian for minor children of Mr. Qureshey and 3,289 shares held by U.S. Trust, as trustee for Skyline Crut I and Skyline Crut II established for the benefit of Mr. Qureshey's minor children, to which Mr. Qureshey disclaims any beneficial interest.

                                  SCHEDULE III

                      FINANCIAL STATEMENTS OF THE COMPANY

                               AST RESEARCH, INC.

                          CONSOLIDATED BALANCE SHEETS

                                           DECEMBER 28, DECEMBER 30,  JULY 1,
                                               1996         1995        1995
                                           ------------ ------------ ----------
                                           (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
ASSETS
Current assets:
  Cash and cash equivalents...............  $  61,063    $  125,387  $   95,825
  Accounts receivable, net of allowance
   for doubtful accounts of $20,243,
   $18,629, and $17,452 at December 28,
   1996, December 30, 1995, and July 1,
   1995, respectively.....................    400,061       392,598     394,927
  Inventories.............................    139,007       252,339     311,469
  Deferred income taxes...................     18,813        19,495      31,973
  Other current assets....................     19,949        47,802       6,938
                                            ---------    ----------  ----------
    Total current assets..................    638,893       837,621     841,132
  Property and equipment, net.............     91,612        98,725     101,255
  Other assets............................    100,552       119,696      79,114
                                            ---------    ----------  ----------
                                            $ 831,057    $1,056,042  $1,021,501
                                            =========    ==========  ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings...................  $ 175,000    $   75,000  $  156,000
  Accounts payable, including payable to
   related party of $58,394 and $31,562 at
   December 28, 1996 and December 30,
   1995, respectively.....................    272,693       199,346     213,202
  Accrued salaries, wages and employee
   benefits...............................     15,684        19,827      17,760
  Other accrued liabilities...............    184,664       200,639     119,689
  Income taxes payable....................     31,610        26,902      25,189
  Current portion of long-term debt.......        291        92,361       2,420
                                            ---------    ----------  ----------
    Total current liabilities.............    679,942       614,075     534,260
Long-term debt............................    131,737       125,540     219,224
Other non-current liabilities.............      7,238         5,545       4,779
Commitments and contingencies
Shareholders' equity:
  Preferred stock, par value $.01;
   1,000,000 shares authorized, 500,000
   shares issued and outstanding at
   December 28, 1996, liquidation
   preference of $32,500,000..............     27,780           --          --
  Common stock, par value $.01;
   200,000,000 shares authorized,
   57,757,830, 44,679,400, and 32,412,500
   shares issued and outstanding at
   December 28, 1996 December 30, 1995,
   and July 1, 1995, respectively.........        578           447         324
  Additional capital......................    505,797       414,735     142,208
  Retained earnings (deficit).............   (522,015)     (104,300)    120,706
                                            ---------    ----------  ----------
    Total shareholders' equity............     12,140       310,882     263,238
                                            ---------    ----------  ----------
                                            $ 831,057    $1,056,042  $1,021,501
                                            =========    ==========  ==========

                            See accompanying notes.

                                     III-1

                               AST RESEARCH, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                              FISCAL YEAR   SIX MONTHS    FISCAL YEAR ENDED
                                 ENDED        ENDED     ----------------------
                              DECEMBER 28, DECEMBER 30,  JULY 1,     JULY 2,
                                  1996         1995        1995        1994
                              ------------ ------------ ----------  ----------
                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales...................   $2,068,643   $1,016,283  $2,467,783  $2,367,274
Revenue from related party..       35,000          --          --          --
                               ----------   ----------  ----------  ----------
Total revenue...............    2,103,643    1,016,283   2,467,783   2,367,274
Cost of sales...............    2,078,775    1,033,158   2,222,108   2,019,541
                               ----------   ----------  ----------  ----------
Gross profit (loss).........       24,868      (16,875)    245,675     347,733
Selling, general and
 administrative expenses....      336,367      165,746     314,982     267,386
Engineering and development
 expenses...................       40,702       19,608      36,383      38,858
Restructuring charge
 (credit)...................        6,527       12,967         --      (12,500)
Other charges...............       26,380          --          --          --
                               ----------   ----------  ----------  ----------
Total operating expenses....      409,976      198,321     351,365     293,744
                               ----------   ----------  ----------  ----------
Operating income (loss).....     (385,108)    (215,196)   (105,690)     53,989
Financing and other expense,
 net........................      (32,607)      (9,810)    (17,675)     (7,677)
                               ----------   ----------  ----------  ----------
Income (loss) before income
 taxes......................     (417,715)    (225,006)   (123,365)     46,312
Income tax provision
 (benefit)..................          --           --      (24,056)     15,003
                               ----------   ----------  ----------  ----------
Net income (loss)...........   $ (417,715)  $ (225,006) $  (99,309) $   31,309
                               ==========   ==========  ==========  ==========
Net income (loss) per common
 share:
  Primary...................   $    (8.22)  $    (5.27) $    (3.07) $     0.96
  Fully diluted.............   $    (8.22)  $    (5.27) $    (3.07) $     0.95
                               ==========   ==========  ==========  ==========
Shares used in computing net
 income (loss) per common
 share:
  Primary...................       50,827       42,721      32,371      32,548
  Fully diluted.............       50,827       42,721      32,371      34,866
                               ==========   ==========  ==========  ==========


                            See accompanying notes.

                                     III-2

                               AST RESEARCH, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                               PREFERRED
                                 STOCK      COMMON STOCK             RETAINED
                             -------------- ------------- ADDITIONAL EARNINGS
                             SHARES AMOUNT  SHARES AMOUNT  CAPITAL   (DEFICIT)
                             ------ ------- ------ ------ ---------- ---------
Balance at July 3, 1993.....  --    $   --  31,579  $316   $129,784  $ 188,706
  Exercise of stock options.  --        --     755     7      9,554        --
  Tax benefit related to
   employee stock options...  --        --     --    --       1,823        --
  Vesting of restricted
   stock....................  --        --     --    --         263        --
  Net loss..................  --        --     --    --         --      31,309
                              ---   ------- ------  ----   --------  ---------
Balance at July 2, 1994.....  --        --  32,334   323    141,424    220,015
  Exercise of stock options.  --        --      79     1        784        --
  Net loss..................  --        --     --    --         --     (99,309)
                              ---   ------- ------  ----   --------  ---------
Balance at July 1, 1995.....  --        --  32,413   324    142,208    120,706
  Issuance of common stock
   to related party, net of
   issuance costs of $8,876.  --        --  12,070   121    240,443        --
  Issuance of stock option
   to related party in
   exchange for additional
   support..................  --        --     --    --      31,045        --
  Exercise of stock options.  --        --     196     2      1,039        --
  Net loss..................  --        --     --    --         --    (225,006)
                              ---   ------- ------  ----   --------  ---------
Balance at December 30,
 1995.......................  --        --  44,679   447    414,735   (104,300)
  Issuance of preferred
   stock to related party in
   exchange for additional
   support, net of issuance
   costs of $267............  500    27,780    --    --         --         --
  Issuance of common stock
   to repay long-term debt,
   net of issuance costs of
   $152.....................  --        --   4,499    45     29,803        --
  Issuance of common stock
   to related party.........  --        --   8,499    85     59,915        --
  Expenses paid by related
   party....................  --        --     --    --       1,009        --
  Exercise of stock options.  --        --      81     1        335        --
  Net loss..................  --        --     --    --         --    (417,715)
                              ---   ------- ------  ----   --------  ---------
Balance at December 28,
 1996.......................  500   $27,780 57,758  $578   $505,797  $(522,015)
                              ===   ======= ======  ====   ========  =========

                            See accompanying notes.

                                     III-3

                               AST RESEARCH, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  FISCAL YEAR   SIX MONTHS  FISCAL YEAR ENDED
                                     ENDED        ENDED     -------------------
                                  DECEMBER 28, DECEMBER 30,  JULY 1,   JULY 2,
                                      1996         1995       1995       1994
                                  ------------ ------------ ---------  --------
                                                 (IN THOUSANDS)
Cash flows from operating
 activities:
  Net income (loss).............   $ (417,715)  $ (225,006) $ (99,309) $ 31,309
  Adjustments to reconcile net
   income (loss) to net cash
   used in operating activities:
    Depreciation and
     amortization...............       27,525       11,595     19,209    22,928
    Amortization of debt issue
     costs and credit
     guarantees.................       23,810        3,675      6,102     2,933
    Provision (benefit) for
     deferred income taxes......        3,024        2,047    (25,318)    8,983
    Gain on sale of capital
     equipment..................       (1,812)        (435)      (870)   (4,286)
    Other charges...............       26,380          --         --        --
    Pen-based inventory write-
     off........................          --           --         --     33,600
    Expenses paid by related
     party......................        1,009          --         --        --
    Change in operating assets
     and liabilities, net of
     effects of acquisition:
      Accounts receivable.......       (5,713)       4,620    (58,714)  (86,290)
      Inventories...............      113,332       59,130     22,260   (19,808)
      Other current assets......       27,545      (17,318)    12,798     3,317
      Accounts payable..........       73,773       (8,322)     2,142    29,545
      Accrued salaries, wages,
       and employee benefits....       (3,942)       2,105     (4,152)    4,782
      Other accrued liabilities.      (11,437)      64,529      9,215   (43,470)
      Income taxes payable......        4,708        1,713     (2,266)  (17,377)
      Other non-current
       liabilities..............       (1,896)      (8,568)       787    (8,523)
  Exchange (gains) losses.......        2,434        2,907     (1,658)    2,097
                                   ----------   ----------  ---------  --------
      Net cash used in operating
       activities...............     (138,975)    (107,328)  (119,774)  (40,260)
Cash flows from investing
 activities:
  Purchases of capital
   equipment....................      (22,445)     (10,649)   (26,080)  (30,045)
  Proceeds from disposition of
   capital equipment............        4,274        1,611      4,474    10,673
  Purchases of other assets.....         (462)      (2,811)   (12,022)   (1,484)
  Payment related to Tandy/GRiD
   acquisition..................          --           --         --    (15,000)
                                   ----------   ----------  ---------  --------
      Net cash used in investing
       activities...............      (18,633)     (11,849)   (33,628)  (35,856)
Cash flows from financing
 activities:
  Short-term borrowings
   (repayments), net............      100,000      (81,000)   106,000    (9,217)
  Repayment of long-term debt...      (62,255)      (6,877)      (391)     (520)
  Proceeds from issuance of
   long-term debt...............          --           --          23   107,974
  Proceeds from issuance of
   common stock:
    To related party............       60,000      240,564        --        --
    Other.......................          184        1,041        785     9,561
                                   ----------   ----------  ---------  --------
      Net cash provided by
       financing activities.....       97,929      153,728    106,417   107,798
Effect of exchange rate changes
 on cash and cash equivalents...       (4,645)      (4,989)   (10,308)     (164)
                                   ----------   ----------  ---------  --------
Net increase (decrease) in cash
 and cash equivalents...........      (64,324)      29,562    (57,293)   31,518
Cash and cash equivalents at
 beginning of period............      125,387       95,825    153,118   121,600
                                   ----------   ----------  ---------  --------
Cash and cash equivalents at end
 of period......................   $   61,063   $  125,387  $  95,825  $153,118
                                   ==========   ==========  =========  ========

                            See accompanying notes.

                                     III-4

                               AST RESEARCH, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (CONTINUED)

                                                                  FISCAL YEAR
                                                                     ENDED
                                       FISCAL YEAR   SIX MONTHS  --------------
                                          ENDED        ENDED      JULY
                                       DECEMBER 28, DECEMBER 30,   1,   JULY 2,
                                           1996         1995      1995   1994
                                       ------------ ------------ ------ -------
                                                    (IN THOUSANDS)
SUPPLEMENTAL DISCLOSURE OF NONCASH
 INVESTING AND FINANCING ACTIVITIES:
Issuance to related party of .5
 million shares of preferred stock in
 exchange for a two-year $200 million
 credit guarantee....................    $ 27,780     $    --    $  --  $   --
Issuance of 4.5 million shares of
 common stock to Tandy Corporation to
 pay $30 million of the $90 million
 promissory note due to Tandy
 Corporation.........................    $ 30,000     $    --    $  --  $   --
Issuance to related party of a five-
 year option to purchase 4.4 million
 shares of common stock at an
 exercise price of $.01 per share in
 exchange for a two-year $200 million
 credit guarantee, and a two-year
 $100 million vendor line............    $    --      $ 31,045   $  --  $   --
Tax benefit of employee stock
 options.............................    $    --      $    --    $  --  $ 1,823
                                         ========     ========   ====== =======
The Company purchased certain assets
 relating to Tandy/GRiD France's
 personal computer operations
 effective September 1, 1993. In
 conjunction with the acquisition,
 liabilities were assumed as follows:
  Fair value of assets acquired......    $    --      $    --    $  --  $16,571
  Note payable to Tandy..............         --           --       --   (6,720)
                                         --------     --------   ------ -------
  Liabilities assumed................    $    --      $    --    $  --  $ 9,851
                                         ========     ========   ====== =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION
  Cash paid during the year for
   interest..........................    $ 11,568     $  7,717   $9,937 $ 3,149
  Cash paid (received) during the
   year for income taxes.............    $ (4,729)    $    913   $9,895 $22,210
                                         ========     ========   ====== =======

                            See accompanying notes.

                                     III-5

                              AST RESEARCH, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The accompanying consolidated financial statements include the accounts of AST Research, Inc. ("Company") and its wholly and majority owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Accounts denominated in foreign currencies have been remeasured into the functional currency in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," using the U.S. dollar as the functional currency.

 Business

  The Company designs, manufactures, markets, services and supports a variety of personal computers, including desktop, notebook, and server systems marketed under the Advantage!, Bravo, Ascentia and Manhattan brand names.

 Financing Requirements

  The Company's recent operations have resulted in net losses of $417.7 million, $225.0 million, and $99.3 million for fiscal year 1996, transition period 1995, and fiscal year 1995, respectively, as well as a working capital deficiency of $41.0 million and total stockholders' equity of $12.1 million as of December 28, 1996. As a result, it has been necessary for the Company to look to Purchaser Electronics Co., Ltd. ("Purchaser"), its largest stockholder, for financial support while management implements changes to the Company's business in order to return the Company to profitability. In addition to purchases of common stock from the Company aggregating $309.5 million, Purchaser has provided credit guarantees aggregating $400 million (see Note 4) that are available to support bank borrowings by the Company through December 31, 1998 (for which Purchaser received additional Company equity securities then valued at $58.8 million) and a $100 million vendor credit line available through November 1997 to facilitate component purchases from Purchaser.

  As of December 28, 1996, the Company had borrowed $175 million under bank lines supported by Purchaser guarantees and had $58.4 million due to Purchaser under the vendor credit line. As a result, the Company has additional borrowing availability under the loan guarantees of $225 million, of which $125 million is available under presently committed bank loan agreements. Management believes these financial resources will be sufficient to support the Company's liquidity requirements in fiscal 1997; however, in the event they are not, the Company would be required to seek additional financing from Purchaser or others for which it has no current commitments.

  Additionally on January 30, 1997, the Company announced that Purchaser proposed to commence negotiations to acquire all of the outstanding shares of the Company not owned by Purchaser or its affiliates at a price of $5.10 per share (see Note 6). If this transaction were to occur, and there is no assurance that it will ultimately occur, it would constitute a change in control under the Company's Liquid Yield Option(TM) Notes ("LYONs"), and the holders of the LYONs have the right to require the Company to redeem the LYONs at their issue price plus accrued original discount through the date set for such redemption. A LYONs redemption event occurring in fiscal 1997 would result in approximately $130 to $140 million of additional cash requirement for which the Company would be required to seek external financing.

  No assurance can be given that, if required, additional financing in amounts in excess of the borrowing availability supported by current Purchaser guarantees will be available on acceptable terms or at all.

                                     III-6

                              AST RESEARCH, INC.

  Management has developed plans to improve the Company's competitive position by increasing operating efficiencies, by more focused and aggressive marketing of the Company's products and through a sharing of expertise with Purchaser, and it anticipates that these efforts will result in improving the Company's gross margins and operating results. However, no assurances can be given that the Company will be successful in realizing these goals. If the Company is unable to improve its gross margins and operating results, management will be required to significantly adjust the Company's operations. The Company's ability to continue its on-going operations on a long term basis is dependent upon its ability maintain to adequate financing levels, improve gross margins, and ultimately sustain a profitable level of operations.

 Fiscal Year

  The Company operates within a conventional 52/53 week accounting fiscal year. On October 26, 1995, the Company changed its fiscal year-end from the Saturday closest to June 30 to the Saturday closest to December 31, with the exception of certain foreign subsidiaries that will operate on a December 31 fiscal year-end. The change was made in order to align the Company's year-end with that of its largest shareholder, Purchaser Electronics Co. Ltd. ("Purchaser"). The change in fiscal year is effective for the six months ended December 30, 1995 ("transition period" or "transition period 1995"). Fiscal year 1996 included 52 weeks. Transition period 1995 included 26 weeks. The fiscal years ended July 1, 1995 and July 2, 1994 included 52 weeks.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The industry in which the Company operates is characterized by rapid technological change and short product life cycles. As a result, estimates are required to provide for product returns, product obsolescence and warranty returns. Actual results may differ, however, from those estimates.

 Cash and Cash Equivalents

  Cash and cash equivalents generally consist of cash, certificates of deposit, time deposits, commercial paper, short-term government obligations and other money market instruments. The Company invests its excess cash in deposits with major international banks, government securities and money market securities of investment grade companies from a variety of industries and, therefore, bears minimal risk. These securities have original maturity dates not exceeding three months.

 Fair Values of Financial Instruments

  Fair values of cash and cash equivalents, short-term borrowings and the current portion of long-term debt approximate cost due to the short period of time to maturity. Fair values of long-term debt are based on quoted market prices or on borrowing rates currently available to the Company for loans with similar terms or maturity. The carrying amounts of the forward exchange contracts equal their fair value and are adjusted at each balance sheet date for changes in exchange rates. The estimated fair value amounts disclosed in
Note 7 have been determined by the Company using available market information. However, considerable judgment is necessary in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Changes in assumptions could significantly affect the estimates.

                                     III-7

                              AST RESEARCH, INC.

 Inventories

  Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation and amortization are provided on the straight-line method over the following estimated useful lives:

   Buildings..................                                          40 years
   Machinery and equipment....                                         3-5 years
   Furniture and fixtures.....                                           5 years
   Leasehold improvements..... Shorter of 5 years or remaining term of the lease

 Intangible Assets

  During the fiscal year ended July 1, 1995, the Company elected the early adoption of Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In accordance with SFAS No. 121, long-lived assets and certain identifiable intangibles held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability test is performed at a consolidated level based on undiscounted net cash flows, because the assets being tested do not have identifiable cash flows that are largely independent of other asset groupings.

  Since adoption of SFAS No. 121, the Company has evaluated its long-lived assets for impairment on a quarterly basis. As a result of an unexpected deterioration in the Company's operating results for the third quarter of fiscal year 1996 and the resulting impact on the Company's future expectations, the Company concluded that its long-lived assets had become impaired. The decline in the Company's revenue and gross margin during the third quarter resulted primarily from the Company's inability to generate sufficient demand for its products and the continued aggressive pricing environment within the computer marketplace. As a result, the Company updated its cash flow projections for purposes of evaluating its long-lived assets for impairment to reflect a reduced level of sales growth and to adjust the period of time and rate by which gross margins are expected to improve.

  In accordance with SFAS 121, the impairment loss equals the difference between the carrying value of long-lived assets, including goodwill, and the fair value of the long-lived assets. Within the third fiscal quarter, the Company completed an estimate of the fair value of its long-lived assets, and, based on this estimate, the Company recorded an impairment charge of approximately $21.6 million. The impairment charge consisted of the remaining net book value of goodwill acquired in connection with the Company's 1993 acquisition of Tandy Corporation's ("Tandy") personal computer manufacturing operations. The Company's estimate of fair the value of tangible assets was based upon independent appraisals. The Company's SFAS No. 121 analysis for the fourth quarter of fiscal year 1996, and appraisals, indicated that the fair value of its long-lived assets approximates their net book value.

  Patents are amortized using the straight-line method over the estimated useful life of the patented technology. Licenses are amortized on a straight-line basis over the estimated economic lives of the related assets.

                                     III-8

                              AST RESEARCH, INC.

 Revenue Recognition

  The Company recognizes revenue from product sales at the time of shipment. In certain circumstances, the Company provides customers with stock rebalancing and price protection rights that permit these distributors, retailers, and dealers to return slow-moving products to the Company for credit or to receive price adjustments if the Company lowers the price of selected products within certain time periods. Stock rebalancing programs allow customers to return product and receive credit for the invoiced price less any post-sale pricing reductions. The effect of these programs is estimated and current period sales and cost of sales are reduced accordingly.

 Warranty Revenue and Costs

  Revenue from separately stated warranty programs is deferred and recognized over the extended warranty period, and the related extended warranty costs are recognized as incurred.

  The Company provides, by a current charge to income, an amount it estimates will be needed to cover future warranty obligations for products sold during the year. The accrued liability for warranty costs is included in the caption "Other accrued liabilities" in the accompanying consolidated balance sheets.

 Advertising Costs

  Advertising costs are expensed as incurred. Advertising expense for the year ended December 28, 1996, the six months ended December 30, 1995, and the years ended July 1, 1995, and July 2, 1994 was $71,530,000, $32,795,000, $59,262,000
and $41,138,000 respectively.

 Engineering and Development

  Engineering and development costs are expensed as incurred. Substantially all engineering and development expenses are related to developing new products and designing significant improvements to existing products.

 Deferred Grants

  During fiscal year 1994, the Company obtained various grants from the Industrial Development Authority of the Republic of Ireland. These grants include employment, training and capital grants and extend through December 1996. Employment grants are amortized into income over a period of one year. Employee training grants are recognized in income in the period in which the training costs are incurred by the Company. Grants for the acquisition of property and equipment are deferred and recognized in income on the same basis as the related property and equipment is depreciated.

  During the six months ended December 30, 1995, fiscal year 1995, and fiscal year 1994, the Company recorded approximately $2.1 million, $8.0 million, and $5.1 million, respectively, in grant funds received or receivable. The amount deferred under these grants at December 28, 1996, December 30, 1995, and July 1, 1995 was $3.5 million, $6.0 million, and $6.7 million, respectively, and is included in "Other accrued liabilities" in the accompanying consolidated balance sheets. Total grant amounts amortized into income during fiscal year 1996, the six-month period ended December 30, 1995, fiscal year 1995, and fiscal year 1994 were $2.5 million, $2.8 million, $5.8 million, and $0.6 million, respectively.

                                     III-9

                              AST RESEARCH, INC.

  The Company has a ten year contingent liability to repay, in whole or in part, grants received under certain circumstances pursuant to the Capital and Employment Grant Agreements which began February 1994. In addition, the Company has a five year contingent liability under the Employment Grant Agreement from the date of first payment to repay employment grants paid in respect to any job if such job remains vacant for a period in excess of six months. At December 28, 1996, the Company also has seven years remaining on a one million Irish punts (U.S. $1.7 million) ten year contingent liability related to the purchase of the manufacturing facility which began in November 1993 and is payable in the event that the Company terminates operations in Ireland.

 Income Taxes

  The income tax provision (benefit) is computed on the pretax income (loss) of the consolidated entities located within each taxing country based on the current tax law. Deferred taxes result from the future tax consequences associated with temporary differences between the amount of assets and liabilities recorded for tax and financial accounting purposes. A valuation allowance for deferred tax assets is recorded to the extent the Company cannot determine, in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes," that the ultimate realization of net deferred tax assets is more likely than not. In making such determination, the Company considers estimated future reversals of existing taxable temporary differences, estimated future earnings and available tax planning strategies. To the extent that the estimates of these items are reduced or not realized, the amount of the deferred tax assets considered realizable could be adversely affected.

  Incremental United States income taxes have not been provided on $70.0 million of cumulative undistributed earnings of the Company's foreign subsidiaries. These earnings, which reflect full provision for non-U.S. income taxes, are expected to be reinvested indefinitely in non-U.S. operations or to be remitted substantially free of additional tax. Accordingly, no material provision has been made for taxes that might be payable upon remittance of such earnings nor is it practicable to determine the amount of this liability. As a result of the restructuring plan completed in the second quarter of the six- month period ended December 30, 1995 (Note 2), the Company provided for U.S. taxes on $98.9 million of undistributed foreign earnings that management believes will no longer be indefinitely reinvested in non-U.S. operations. In fiscal year 1996, this amount was distributed as a dividend to the U.S. subsidiary from one of its foreign subsidiaries.

 Per Share Information

  Primary net income per common share has been computed based upon the weighted average number of common and common equivalent shares outstanding. Common equivalent shares result from the assumed exercise of outstanding stock options that have a dilutive effect when applying the treasury stock method. The fully diluted per share calculation assumes, in addition to the above and where it results in additional dilution, that the Company's Liquid Yield Option Notes were converted from the date of issuance with earnings being increased for interest expense, net of taxes, that would not have been incurred had conversion taken place.

 Stock Option Plans

  The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25"), and related Interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                                    III-10

                              AST RESEARCH, INC.

  The Company records the amounts received upon the exercise of options as a credit to common stock and additional capital. The Company realizes an income tax benefit from the exercise or early disposition of certain stock options. This benefit results in a decrease in current income taxes payable and an increase in additional capital.

 Reclassifications

  Certain prior year balances have been reclassified to conform with the 1996 presentation.

NOTE 2. ACQUISITIONS AND RESTRUCTURING

  In June 1993, the Company acquired certain assets and assumed certain liabilities relating to Tandy Corporation's ("Tandy") personal computer manufacturing operations and the GRiD North American and European sales divisions. In September 1993, the Company also purchased certain assets and assumed certain liabilities of Tandy/GRiD France. The total purchase price (including Tandy/GRiD France) was $111.7 million and included a cash payment of $15 million and a three-year promissory note in the principal amount of $96.7 million. The acquisitions were accounted for in accordance with the purchase method of accounting and, accordingly, the net assets acquired were included in the Company's consolidated balance sheets based upon their estimated fair values at the transactions' effective dates. The Company's consolidated statements of operations include the revenues and expenses of the acquired businesses after the effective dates of the respective transactions.

  Restructuring charges of $125 million were recorded in June 1993 in connection with the Company's acquisition of Tandy's personal computer manufacturing and engineering operations and GRiD's North American and European sales and marketing operations. During fiscal year 1994, the Company completed most of its restructuring activities and incurred asset write-downs of $50 million and cash expenditures of $47 million related directly to its fiscal year 1994 restructuring activities. The Company recorded a $12.5 million credit in the fourth quarter of fiscal year 1994 after concluding that most of its restructuring activities had been completed or were adequately provided for within the remaining restructuring accrual. At July 2, 1994, $15.2 million of restructuring accrual remained on the Company's consolidated balance sheet. During fiscal year 1995, the Company completed the consolidation of its worldwide mobile computing manufacturing in Taiwan and the concurrent closure of its Fountain Valley, California manufacturing facility. During fiscal year 1995, the Company incurred cash expenditures of approximately $4.7 million related primarily to the closure of its Fountain Valley, California manufacturing facility. At July 1, 1995, approximately $10.5 million of the original restructuring accrual remained on the Company's consolidated balance sheet. During transition period 1995, the Company incurred cash expenditures of approximately $1.3 million related primarily to the closure of its Fountain Valley, California manufacturing facility and at December 30, 1995, $9.2 million of the restructuring accrual remained on the Company's consolidated balance sheet. During fiscal 1996, the Company incurred cash expenditures of approximately $4.0 million and at December 28, 1996, $5.2 million of the restructuring accrual remained on the Company's consolidated balance sheet. The remaining accrual consists of amounts provided for the minimum lease payments for facilities that have been closed and the write-down to net realizable value of related leasehold improvements being disposed of. The Company believes that these restructuring activities were necessary in order to reorganize its worldwide manufacturing, engineering, sales and service operations as well as reposition its product lines after the June 1993 acquisition of Tandy's personal computer operations.

  In the second quarter of transition period 1995, the Company implemented a restructuring plan, separate and apart from the June 1993 charge, designed to increase its utilization of third party board

                                    III-11

                              AST RESEARCH, INC.

manufacturing and design and to realign its Asia Pacific manufacturing operations. In accordance with this plan, the Company recorded a restructuring charge of $13.0 million. Costs included in the restructuring charge consisted primarily of employee severance, asset write-downs, vendor cancellation charges and lease write-offs for closed offices. The employee severance included approximately 1,500 employees primarily in semi-skilled and skilled manufacturing positions. Approximately $7.6 million of the charge was expected to involve cash disbursements with the remaining costs primarily relating to reductions in net asset values. During transition period 1995, the Company incurred cash expenditures of approximately $0.8 million related to severance payments to terminated employees. At December 30, 1995, approximately $12.2 million of the original restructuring accrual remained on the Company's consolidated balance sheet. During fiscal year 1996, the Company incurred cash expenditures of $5.4 million and non-cash charges of $3.8 million, related primarily to severance payments, asset write-downs and lease payments for closed facilities. At December 28, 1996, $3.0 million of the restructuring accrual remained on the Company's consolidated balance sheet, consisting primarily provisions for lease obligations. As of December 28, 1996, approximately $4.2 million of the total $10.0 million restructuring charge utilized to date relates to severance payments made to the 1,532 employees who have been terminated under this plan. As of December 28, 1996, the majority of the restructuring has been completed, although certain lease obligations will continue through fiscal year 1998.

  In the second quarter of fiscal year 1996, the Company approved and implemented a restructuring plan, separate and apart from the restructuring plan implemented in transition period 1995, designed to restructure its worldwide operations into three regional operating groups. The Company's plans included the consolidation and/or closure of certain regional offices and reconfiguration centers and the suspension of its notebook manufacturing operations in Taiwan, accompanied by the transfer of notebook manufacturing to third-party original equipment manufacturers. In accordance with this plan, the Company recorded a restructuring charge of approximately $6.5 million in the quarter ended June 29, 1996. Costs included in the restructuring charge consist primarily of employee severance, asset write-downs and provisions for lease obligations. Approximately $5.8 million is expected to involve cash disbursements with the remaining costs primarily involving asset write-downs. The employee severance was expected to involve approximately 240 employees, across all functions and levels. In fiscal year 1996, the Company incurred aggregate cash expenditures of $4.1 million and non-cash charges of $0.3 million, consisting primarily of employee severance, asset write-downs, and payments for lease obligations. At December 28, 1996, approximately $2.1 million of the restructuring accrual remained on the Company's consolidated balance sheet, consisting primarily of provisions for lease obligations. As of December 28, 1996, 250 employees have been terminated under this plan, and the total $3.1 accrued for severance payments has been paid. At December 28, 1996, the majority of the restructuring had been completed, although certain lease obligations will continue through fiscal year 2001.

  Although the Company believes that these restructuring activities were necessary, no assurance can be given that these restructuring actions will be successful or that similar actions will not be required in the future.

                                    III-12

                               AST RESEARCH, INC.

NOTE 3. SUPPLEMENTAL FINANCIAL INFORMATION

Supplemental Balance Sheet Information

 Inventories

  Inventories consist of the following:

                                              DECEMBER 28, DECEMBER 30, JULY 1,
                                                  1996         1995       1995
                                              ------------ ------------ --------
                                                        (IN THOUSANDS)
   Purchased parts...........................   $ 68,877     $ 73,012   $ 67,296
   Work in process...........................      7,380       33,823     36,686
   Finished goods............................     62,750      145,504    207,487
                                                --------     --------   --------
   Total.....................................   $139,007     $252,339   $311,469
                                                ========     ========   ========

 Property and Equipment

  Property and equipment consists of the following:

                                             DECEMBER 28, DECEMBER 30, JULY 1,
                                                 1996         1995       1995
                                             ------------ ------------ --------
                                                       (IN THOUSANDS)
   Land.....................................   $ 16,079     $ 15,961   $ 15,961
   Buildings................................     34,285       34,253     34,824
   Machinery and equipment..................     89,119       93,990     88,476
   Furniture and fixtures...................     12,627       13,519     12,860
   Leasehold improvements...................     14,097       13,174     13,140
                                               --------     --------   --------
                                                166,207      170,897    165,261
   Accumulated depreciation.................    (74,595)     (72,172)   (64,006)
                                               --------     --------   --------
   Property and equipment, net..............   $ 91,612     $ 98,725   $101,255
                                               ========     ========   ========

 Other Assets

  Other assets consist of the following:


                                              DECEMBER 28, DECEMBER 30, JULY 1,
                                                  1996         1995       1995
                                              ------------ ------------ --------
                                                        (IN THOUSANDS)
   Deferred income taxes....................    $ 41,674     $ 44,016   $ 33,585
   Credit line guarantees, less accumulated
    amortization of 17,723 and $506 at
    December 28, 1996 and December 30, 1995,
    respectively............................      43,350       32,519        --
   Goodwill, less accumulated amortization
    of $8,218 and $6,615 bat December 30,
    1995, and July 1, 1995, respectively....         --        24,250     25,853
   Patents,licenses and other intangibles,
    less accumulated amortization of $3,672,
    $2,130 and $436 at December 28, 1996,
    December 30, 1995 and July 1, 1995,
    respectively............................       8,793       10,890     11,382
   Other, net...............................       6,735        8,021      8,294
                                                --------     --------   --------
   Total....................................    $100,552     $119,696   $ 79,114
                                                ========     ========   ========

                                     III-13

                              AST RESEARCH, INC.

 Other Current Accounts

  Accrued royalties of $35.3 million and accrued product warranty of $48.8 million were included in "Other accrued liabilities" at December 28, 1996. Prepaid value added taxes of $22.2 million were included in "Other current assets," and amounts payable for value added taxes of $45.3 million were included in "Other accrued liabilities" at December 30, 1995.

SUPPLEMENTAL STATEMENTS OF OPERATIONS INFORMATION

 Other Charges

  Other charges for the fiscal year ended December 28, 1996 consisted of the following (in thousands):

                                                                   DECEMBER 28,
                                                                       1996
                                                                  --------------
                                                                  (IN THOUSANDS)
   Asset impairment charge.......................................    $21,643
   Facility write-down to net realizable value...................      1,149
   Provision under Founder's Agreement...........................      3,588
                                                                     -------
   Total.........................................................    $26,380
                                                                     =======

  For further information concerning the asset impairment charge, see Note 1. Summary of Significant Accounting Policies, Intangible Assets.

  As part of its second quarter restructuring plan, $1.1 million in other charges were provided as a result of management's commitment to dispose of its existing sales facility in France. The carrying amount of the facility, which includes land, a building, and leasehold improvements, is approximately $3.1 million after the write-down and represents the estimated fair value less costs to sell.

  Effective July 27, 1993, the Company entered into an employment contract ("Founder's Agreement") with founder and former Chairman of the Board (now Chairman Emeritus), Safi U. Qureshey, who was then serving as the Company's Chief Executive Officer. The Founder's Agreement provided for five years of salary, health and welfare benefits, two years of bonus, acceleration of stock options and certain other benefits if active employment was terminated by the Company or by Mr. Qureshey under specified conditions. On June 28, 1996, the Company elected Kwang-Ho Kim as Chairman and named Mr. Qureshey Chairman Emeritus, which would have resulted in Mr. Qureshey being entitled to such compensation and benefits had he not agreed to defer its effectiveness to some future date of his choice. As a result, the Company provided $3.6 million during fiscal year 1996, representing the present value of the benefits payable to Mr. Qureshey.

 Financing and other expense

  Financing and other expense consist of the following:

                                                               FISCAL YEAR
                                   FISCAL YEAR   SIX MONTHS       ENDED
                                      ENDED        ENDED     -----------------
                                   DECEMBER 28, DECEMBER 30, JULY 1,   JULY 2,
                                       1996         1995       1995     1994
                                   ------------ ------------ --------  -------
                                                 (IN THOUSANDS)
     Interest income..............   $  2,777     $ 2,631    $  2,362  $ 2,125
     Interest expense.............    (33,412)     (8,634)    (17,436)  (9,937)
     Other income (expense), net..     (1,972)     (3,807)     (2,601)     135
                                     --------     -------    --------  -------
     Total financing and other
      expense, net................   $(32,607)    $(9,810)   $(17,675) $(7,677)
                                     ========     =======    ========  =======


                                    III-14

                              AST RESEARCH, INC.

NOTE 4. FINANCING ARRANGEMENTS

  At December 28, 1996, the Company has a $200 million revolving credit facility, guaranteed by Purchaser as part of the Additional Support Agreement, with a final maturity date of December 25, 1997. The credit guarantee expires December 31, 1998. The revolving credit agreement allows the Company to borrow at a rate of LIBOR plus 0.25% per annum, or the bank's reference rate, at the Company's option. The Company is required to pay a commitment fee equal to 0.125% per annum based on the average daily unused portion of the facility. The fee is payable quarterly in arrears. At December 28, 1996, there was $175 million outstanding as borrowings under this credit facility at an interest rate of 6.06% per annum.

  On December 13, 1996, the Company signed a Second Additional Support Agreement (Note 6) with Purchaser that provides the Company with an additional $200 million credit guarantee through December 31, 1998. On December 18, 1996, the Company completed the establishment of additional bank credit lines totaling $100 million with three banks, which represents the initial $100 million that is guaranteed by the Second Additional Support Agreement. The credit agreements allow the Company to borrow at the prime rate. At December 28, 1996, there were no outstanding borrowings under these credit lines.

  The weighted average interest rate on total short-term borrowings as of December 28, 1996, December 30, 1995 and July 1, 1995 was 6.06%, 8.50%, and
8.22% respectively.

NOTE 5. LONG-TERM DEBT

  Long-term debt consists of the following:

                                            DECEMBER 28, DECEMBER 30, JULY 1,
                                                1996         1995       1995
                                            ------------ ------------ --------
                                                      (IN THOUSANDS)
   Liquid Yield Option Notes (zero coupon
    convertible subordinated notes) due
    2013, less original issue discount of
    $184,470, $191,063, and $194,232, at
    December 28, 1996, December 30, 1995,
    July 1, respectively, 5.25% yield to
    maturity..............................    $130,530     $123,937   $120,768
   Promissory note payable to Tandy, paid
    July 1996.............................         --        90,000     96,720
   Other notes payable and capital lease
    obligations due in various
    installments through April 2002.......       1,498        3,964      4,156
                                              --------     --------   --------
                                               132,028      217,901    221,644
   Less current portion of long-term debt.        (291)     (92,361)    (2,420)
                                              --------     --------   --------
   Long-term debt.........................    $131,737     $125,540   $219,224
                                              ========     ========   ========

  On December 14, 1993, the Company issued $315 million par value of LYONs due December 14, 2013 and received total proceeds of approximately $111.7 million. The LYONs are zero coupon convertible subordinated notes which were sold at a significant discount from par value with a yield to maturity of 5.25% and a total value at maturity of $315 million payable in cash. There are no periodic payments of interest on the LYONs. Each $1,000 principal amount at maturity of LYONs is convertible into 12.993 shares of the Company's common stock at any time. Upon conversion of a LYON, the Company may elect to deliver shares of common stock at the conversion rate or cash equal to the market value of the shares of common stock into which the LYONs are convertible. The holder of a

                                    III-15

                              AST RESEARCH, INC.

LYON may require the Company to purchase all or a portion of its LYONs on December 14, 1998, December 14, 2003 and December 14, 2008 (the "Purchase Dates"), and such payments may reduce the liquidity of the Company. However, the Company may, subject to certain exceptions, elect to pay the purchase price on any of the three Purchase Dates in cash or shares of common stock based upon its then fair market value as defined in the indenture, or any combination thereof.

  In addition, as of 35 business days after the occurrence of any change in control of the Company occurring on or prior to December 14, 1998, each LYON will be purchased for cash by the Company, at the option of the holder, for a price equal to the issue price of the LYONs plus accrued original issue discount through the date set for such purchase. A change in control of the Company is deemed to have occurred under the terms of the LYONs at such time as any person, other than the Company, has become the beneficial owner of 50% or more of the Company's common stock or the Company is not the surviving corporation of any consolidation or merger of the Company. On January 30, 1997, Purchaser proposed to commence negotiations regarding the acquisition by Purchaser of all of the outstanding shares of the Company's common stock not currently owned by Purchaser or its affiliates, at a price of $5.10 per share. Purchaser currently has 49.4% beneficial ownership of the Company. If the transaction is consummated, there would be a change in control, and the holders of the LYONs have the right to require the Company to redeem the LYONs at their issue price plus accrued original discount through the date set for such redemption. A LYONs redemption event occurring in fiscal 1997 would result in approximately $130 million to $140 million of additional cash requirement for which the Company would be required to seek external financing. No decision has been made by the Company with respect to the source of funds to meet the change in control redemption requirements, should this transaction be completed.

  At December 30, 1996, the assets held under capital leases total $3.1 million, net of $0.8 million in accumulated depreciation, and are included in land and buildings in the accompanying consolidated balance sheet.

  Principal repayments on long-term debt required in fiscal years 1997, 1998, 1999, 2000 and 2001 are $291,000, $282,000, $282,000, $282,000 and $282,000,
respectively, exclusive of the purchase of the LYONs, should the proposed transaction with Purchaser be completed.

NOTE 6. STOCKHOLDERS' EQUITY TRANSACTIONS

  On February 27, 1995, the Company entered into a Stock Purchase Agreement ("Purchase Agreement") with Purchaser providing for a significant minority ownership interest in the Company of approximately 40%. On June 30, 1995, the Company's stockholders approved the strategic investment and all regulatory approval was received as of July 1, 1995. Under the terms of the Purchase Agreement, as amended by Amendment No. 1 thereto dated June 1, 1995, and Amendment No. 2 thereto dated July 29, 1995, Purchaser purchased 6.44 million newly issued shares of common stock from the Company, representing 19.9% of the then outstanding shares of common stock, at $19.50 per share and commenced a cash tender offer to purchase 5.82 million shares of common stock from the Company's stockholders, representing 18% of the then outstanding shares of common stock, at $22 per share. Concurrently with the acceptance of the shares for purchase under the tender offer, Purchaser also purchased 5.63 million additional newly issued shares of common stock from the Company at $22 per share so that its aggregate ownership interest in the Company, after completion of all of the purchases, was approximately 40%. On July 31, 1995, the transaction was completed and the Company received net proceeds of approximately $240 million.

                                    III-16

                              AST RESEARCH, INC.

  On December 21, 1995, the Company signed an Additional Support Agreement with Purchaser that provides additional financial support to the Company, principally including a guarantee by Purchaser of a line of credit of up to $200 million through December 1997 and a vendor line of credit with Purchaser of $100 million through November 1997 for component purchases. In exchange for the additional financial support, the Company issued an option to Purchaser to purchase 4.4 million shares of the Company's common stock at an exercise price of $.01 per share, exercisable between July 1, 1996 and June 30, 2001, and allowed Purchaser to add an additional member to the Company's Board. The issuance of the option increases Purchaser's potential ownership in the Company to approximately 45%. The value of the benefits received in exchange for the option were recorded in "Other assets" based on the fair value of the option at the date of issuance, or $31 million. In connection with this agreement, the Company incurred professional fees of approximately $2 million, which were also capitalized. This other asset will be amortized on a straight-line basis to interest expense over the benefit period ending December 1998.

  On July 11, 1996, the Company paid the $90 million promissory note due to Tandy related to the Company's 1993 acquisition of Tandy's personal computer manufacturing operations. Payment was in the form of 4,498,594 shares of the Company's common stock, then valued at $30 million, and $60 million in cash. Subsequent to the issuance of shares to Tandy, also on July 11, 1996, the Company issued 8,499,336 shares of its common stock to Purchaser in exchange for $60 million in cash that was used to pay Tandy. The issuance of the common stock to Purchaser was made pursuant to a 1995 Letter of Credit Agreement between the Company and Purchaser. The equity transactions were recorded net of professional fees of approximately $0.1 million.

  On December 13, 1996, the Company signed a Second Additional Support Agreement with Purchaser to provide certain additional financial support to the Company as consideration for 500,000 shares of non-voting preferred stock. The shares are not subject to mandatory redemption, but each share is redeemable at the Company's option for cash of $100.75 or 13.11 shares of the Company's common stock, beginning in January 1999. The preferred shares carry a quarterly cumulative dividend, beginning in 1999, at the annual rate of $4.72 per share, with annual increases to a maximum rate of $7.96 per share in the year 2004 and thereafter. The value of the benefits received in exchange for the preferred stock were recorded in "Other assets" based on the estimated fair value of the stock at the date of issuance, or $28.1 million. In connection with this agreement, the Company incurred professional fees of approximately $0.3 million, which were also capitalized. This other asset will be amortized on a straight- line basis to interest expense over the benefit period ending December 1998.

NOTE 7. FINANCIAL INSTRUMENTS

 Foreign Currency Contracts

  In the ordinary course of business and as part of the Company's asset and liability management, the Company enters into various types of transactions that involve contracts and financial instruments with off-balance sheet risk. The Company utilizes foreign exchange contracts and foreign currency borrowings to hedge its exposure to foreign exchange rate fluctuations impacting its U.S. dollar consolidated financial statements. The Company attempts to minimize its exposure to foreign currency transaction and remeasurement gains and losses due to the effect of remeasuring the local currency balance sheets of its foreign subsidiaries on the Company's consolidated financial position and results of operations by utilizing a limited hedging strategy which includes the use of foreign currency borrowings, the netting of foreign currency assets and liabilities and forward exchange contracts. The actual gain or loss associated with forward exchange contracts are limited to the contract amount

                                    III-17

                              AST RESEARCH, INC.

multiplied by the value of the exchange rate differential between the time the contract is entered into and the time it matures. The Company typically holds all of its contracts until maturity and enters forward contracts ranging in maturity dates from one to nine months. Realized and unrealized gains and losses on the forward contracts are recognized currently in the consolidated statement of operations, and any premium or discount is recognized over the life of the contract. Some foreign locations, such as the People's Republic of China ("PRC"), do not allow open market hedging of their currencies and, therefore, the Company is not able to hedge all of its exposure to foreign currency fluctuations.

  The Company held forward exchange contracts maturing at various dates through June 1997 with a face value of approximately $162.6 at December 28, 1996, $162.0 million at December 30, 1995, and $162.0 million at July 1, 1995, which approximate the Company's hedgeable net monetary asset exposure to foreign currency fluctuations at those respective dates. For the fiscal year ended December 28, 1996, the transition period ended December 30, 1995, and the fiscal years ended July 1, 1995, and July 2, 1994, a net foreign currency transaction loss of $0.4 million, loss of $2.9 million, gain of $1.7 million, and loss of $2.1 million respectively, is included in the caption "Financing and other expense, net", in the accompanying Consolidated Statements of Operations. Foreign currency borrowings at December 28, 1996, December 30, 1995, and July 1, 1995 totaled $1.5 million, $4.0 million, and $4.2 million, respectively.

 Fair Values of Financial Instruments

  The estimated fair values of financial instruments are as follows:

                           DECEMBER 28, 1996        DECEMBER 30, 1995       JULY 1, 1995
                          ---------------------    --------------------  --------------------
                                                              ESTIMATED             ESTIMATED
                          CARRYING   ESTIMATED     CARRYING     FAIR     CARRYING     FAIR
                           AMOUNT    FAIR VALUE     AMOUNT      VALUE     AMOUNT      VALUE
                          ---------  ----------    ---------  ---------  ---------  ---------
                                                 (IN THOUSANDS)
Cash and cash
 equivalents............  $  61,063   $ 61,063     $ 125,387  $ 125,387  $  95,825  $  95,825
Short-term borrowings...    175,000    175,000       (75,000)   (75,000)  (156,000)  (156,000)
Current portion of long-
 term debt..............       (291)      (291)      (92,361)   (92,361)    (2,420)    (2,420)
Long-term debt:
  Liquid Yield Option
   Notes................   (130,530)   (97,256)(a)  (123,937)  (107,100)  (120,768)  (103,950)
  Other.................     (1,499)    (1,499)       (1,603)    (1,603)   (98,456)   (98,456)
Forward exchange
 contract liability.....       (399)      (399)         (370)      (370)      (611)      (611)
                          ---------   --------     ---------  ---------  ---------  ---------

--------
(a) Based on quoted market price as required by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". On January 30, 1997, Purchaser proposed to commence negotiations to acquire all of the outstanding shares of the Company's common stock not currently owned by Purchaser or its affiliates, at a price of $5.10 per share. There is no guarantee that the transaction will ultimately occur. However, if the transaction is consummated, there would be a change in control (Note 5) and the Company would be required to repay the LYONs at their issue price plus accrued original issue discount through the date set for such purchase. Therefore, assuming completion of the transaction, the Company believes that a better estimate of the fair market value of the LYONs at December 28, 1996 is the accreted interest value of $130.5 million.

                                    III-18

                              AST RESEARCH, INC.

 Concentrations of Credit Risk

  The Company's foreign exchange instruments, along with cash and cash equivalents and accounts receivable, involve elements of market and credit risk. The counterparties to financial instruments consist of a number of major financial institutions. In addition to limiting the amount of agreements and contracts it enters into with any one party, the Company monitors the credit quality of the financial institutions which are counterparties to these financial instruments. The Company does not believe that there is significant risk of nonperformance by the counterparties.

  The Company distributes its products through various distribution channels, including independent resellers, dealers, national distributors, national reseller organizations, OEMs, U.S. Government approved dealers and consumer retailers. Concentrations of credit risk are generally limited due to the Company's broad range of distribution channels and the Company's geographically diverse customer base. However, sales in certain European countries and into the PRC are to a more limited customer base comprised primarily of larger entities which may be affected by, among other things, the economic conditions and/or political occurrences within the region. Sales into the PRC for fiscal year 1996, transition period 1995, fiscal year 1995, and fiscal year 1994 accounted for approximately 3%, 7%, 5%, and 6%, respectively, of the Company's total revenues.

  The Company's sales are primarily to customers whose activities are related to the retail, consumer electronics or personal computer industries. Therefore, the Company's ability to collect trade receivables may be adversely affected by changes or conditions impacting these industries. Credit limits, credit insurance, ongoing credit evaluations and account monitoring procedures are utilized to various degrees to attempt to reduce the risk of loss on the Company's accounts receivable. No single customer accounted for more than 10% of the Company's net sales for fiscal year 1996, transition period 1995, or for fiscal years 1995, or 1994.

NOTE 8. INCOME TAXES

  The income tax provision (benefit) is based on income (loss) before income taxes as follows:

                                    FISCAL YEAR   SIX MONTHS  FISCAL YEAR ENDED
                                       ENDED        ENDED     ------------------
                                    DECEMBER 28, DECEMBER 30,  JULY 1,   JULY 2,
                                        1996         1995       1995      1994
                                    ------------ ------------ ---------  -------
                                                  (IN THOUSANDS)
   U.S. ...........................  $ (176,999)  $ (139,438) $(103,930) $16,534
   Foreign.........................    (240,716)     (85,568)   (19,435)  29,778
                                     ----------   ----------  ---------  -------
                                     $ (417,715)  $ (225,006) $(123,365) $46,312
                                     ==========   ==========  =========  =======

                                    III-19

                              AST RESEARCH, INC.

  The components of the income tax provision (benefit) are as follows:

                                                                FISCAL YEAR
                                    FISCAL YEAR   SIX MONTHS       ENDED
                                       ENDED        ENDED     -----------------
                                    DECEMBER 28, DECEMBER 30, JULY 1,   JULY 2,
                                        1996         1995       1995     1994
                                    ------------ ------------ --------  -------
                                                  (IN THOUSANDS)
   Current:
     Federal.......................   $(3,058)     $ 2,033    $   (700) $(2,781)
     State.........................        98          107        (124)    (201)
     Foreign.......................       (64)      (4,187)      2,086    9,002
                                      -------      -------    --------  -------
                                       (3,024)      (2,047)      1,262    6,020
                                      -------      -------    --------  -------
   Deferred:
     Federal.......................     3,119         (249)    (19,971)   8,532
     State.........................       (98)         (50)     (3,722)     105
     Foreign.......................         3        2,346      (1,625)     346
                                      -------      -------    --------  -------
                                        3,024        2,047     (25,318)   8,983
                                      -------      -------    --------  -------
                                      $   --       $   --     $(24,056) $15,003
                                      =======      =======    ========  =======

  Deferred taxes reflect the impact of future tax consequences associated with temporary differences between the amount of assets and liabilities recorded for tax and financial accounting purposes. These temporary differences are determined in accordance with SFAS No. 109. Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities as of December 28, 1996, December 30, 1995, and July 1, 1995 are as follows:

                            DECEMBER 28, 1996      DECEMBER 30, 1995        JULY 1, 1995
                          ---------------------- ---------------------- ---------------------
                           ASSETS    LIABILITIES  ASSETS    LIABILITIES  ASSETS   LIABILITIES
                          ---------  ----------- ---------  ----------- --------  -----------
                                                   (IN THOUSANDS)
Inventory reserves......  $  13,441   $    --    $  12,726   $    --    $ 11,178    $   --
Accrued liabilities.....     27,124        --       14,367        --      14,834        --
Undistributed foreign
 earnings, net of
 foreign tax credit.....        --         --          --     (21,976)       --         --
Warranty reserves.......     12,063        --        9,868        --       4,857        --
State income taxes......        --      (1,042)        --      (1,031)       --      (1,750)
Goodwill and intangibles
 amortization...........      3,908        --          --      (1,441)       --      (1,762)
Net operating loss
 carryforwards..........    206,340        --      147,684        --      72,362        --
Capitalized research and
 development costs......     21,937        --          --         --         --         --
Other...................     21,752       (180)     18,159       (244)    14,543       (422)
                          ---------   --------   ---------   --------   --------    -------
Total deferred taxes....    306,565     (1,222)    202,804    (24,692)   117,774     (3,934)
Valuation allowance.....   (244,856)       --     (114,601)       --     (48,282)       --
                          ---------   --------   ---------   --------   --------    -------
                          $  61,709   $ (1,222)  $  88,203   $(24,692)  $ 69,492    $(3,934)
                          =========   ========   =========   ========   ========    =======

  The Company has established a valuation allowance against its deferred tax assets in accordance with the provisions of SFAS No. 109. The $130.3 million increase in this valuation allowance is primarily the result of management's determination that the increased deferred tax asset resulting from the fiscal 1996 operating loss may not be realized.

                                    III-20

                              AST RESEARCH, INC.

  In determining the actual amount of the valuation allowance required to be established, the Company has primarily relied upon its ability to generate future taxable income using available tax planning strategies involving the potential sale of certain appreciated assets. Although the Company has utilized an outside valuation firm to determine the current estimated fair market value of such assets, changes in market conditions could result in a reduction of the estimated fair market value of these assets that would adversely affect the amount of the valuation allowance and reduce the amount of net deferred tax assets considered realizable.

  The income tax provision (benefit) differs from the amounts computed by applying the statutory federal income tax rate as follows:

                                  FISCAL YEAR   SIX MONTHS  FISCAL YEAR ENDED
                                     ENDED        ENDED     ------------------
                                  DECEMBER 28, DECEMBER 30,  JULY 1,   JULY 2,
                                      1996         1995       1995      1994
                                  ------------ ------------ ---------  -------
                                                (IN THOUSANDS)
Statutory federal income tax
 provision (benefit).............  $ (146,200)  $ (78,752)  $ (43,178) $16,209
Increase (decrease) in taxes
 resulting from:.................
  State income taxes, net of
   federal benefit...............         --           43      (2,208)    (137)
  Tax on undistributed foreign
   earnings......................          32      34,631         --       --
  Foreign income taxed at
   different rates...............      (2,093)      5,642       5,692  (10,005)
  Losses producing no current tax
   benefit.......................     146,148      38,870      15,916    8,589
  Adjustment to deferred tax
   assets and liabilities for
   change in tax rate............         --          --          --    (1,266)
  Other, net.....................       2,113        (434)       (278)   1,613
                                   ----------   ---------   ---------  -------
                                  $      --     $     --    $ (24,056) $15,003
                                   ==========   =========   =========  =======

  The Company's manufacturing operations in Taiwan and the PRC operate under complete or partial tax holidays which expire in 1997 and 1999, respectively. The aggregate dollar amount and per share effect of these tax holidays were immaterial for fiscal year 1996, transition period 1995 and for fiscal years 1995, and 1994.

  In determining the provision (benefit) for income taxes for fiscal year 1996, the Company has utilized approximately $0.2 million of prior year net operating loss ("NOL") carryforwards to reduce the amount of taxes otherwise payable for such year. The Company has $630 million of remaining NOL carryforwards which it expects will be available to offset future taxable income. Approximately $292 million of such carryforwards relate to foreign operations in various taxing jurisdictions of which $143 million expire in years 1997 through 2006 and $149 million have no expiration date. The remaining $338 million of such carryforwards relate to U.S. operations and expire in the years 2008 to 2012.

  Sections 382 and 383 of the Internal Revenue Code of 1986 ("the Code") place certain limitations on U.S. net operating loss carryforwards and excess credits if one or more stockholders have increased their aggregate equity ownership of the Company by more than 50 percentage points, within a three year measurement period. As a result of recent stockholder equity transactions with Tandy Corporation ("Tandy") and Samsung Electronics Co. Ltd, ("Purchaser") on July 11, 1996, the Company experienced a change in ownership as defined in the Code. Accordingly, the amount of taxable income or income tax in any particular year that can be offset by net operating loss and tax credit carryforward amounts is limited to a prescribed annual amount equal to 5.78% of the fair market value of the Company as of July 11, 1996. Based on preliminary calculations, the Company does not believe that any of the net operating loss or tax credit carryforward amounts in the aggregate will be unusable solely as a result of the annual limitation, although the amounts that can be utilized in any

                                    III-21

                              AST RESEARCH, INC.

year may be limited. On January 30, 1997 Purchaser proposed to commence negotiations regarding the acquisition of all of the outstanding shares not currently owned by Purchaser or its affiliates. Should the transaction be completed as proposed, the Company's ability to realize a benefit from its net deferred tax asset, and a substantial portion of the Company's deferred tax assets from net operating loss carryovers that have been offset by a valuation allowance, would be impaired.

  The Internal Revenue Service ("IRS") is currently examining the Company's 1989, 1990 and 1991 federal income tax returns. In addition, the IRS has completed its examination of the Company's 1987 and 1988 federal income tax returns and has proposed adjustments to the Company's federal income tax liabilities for such years. Initially, the IRS had proposed adjustments of approximately $12.6 million, plus accrued interest of $17.2 million. Following the Company's request for an administrative conference to appeal the proposed adjustments, the IRS Appeals Office returned the case to the Examination Office for further development because the method used in determining the original proposed adjustments was not adopted in the final regulations. Management believes that any aggregate liability that may result upon the final resolution of the proposed adjustments for 1987 and 1988 or the current examinations of 1989, 1990 and 1991 will not have a material adverse effect on the Company's consolidated financial position or results of operations. However, management is unable to estimate the amount of any loss that may be realized in the event of an unfavorable outcome.

NOTE 9. BENEFIT PLANS

 Profit Sharing Plan

  During 1983, the Company established a profit sharing plan for all employees. The plan is a noncontributory, defined contribution plan that provides for contributions from the Company based on eligible compensation. The Company's contributions are determined at the discretion of the Board and are not to exceed income before provision for income taxes and profit sharing expense. The Company did not contribute to the plan for fiscal year 1996, transition period 1995, or for the fiscal years 1995 and 1994. In 1987, the Company approved a modification to the profit sharing plan that added a 401(k) employee savings program. Under the 401(k) plan, the Company is obligated to contribute matching amounts for employee contributions equal to 100% on the first 2% of employee salary contributions and 50% on the next 4% of employee salary contributions. Company contributions generally vest over five years from the date of the employee's eligibility to participate. The Company's contributions for the fiscal year 1996, the transition period ended December 30, 1995, and fiscal years 1995 and 1994 amounted to $1.6 million, $1.1 million, $2.5 million, and $2.1 million, respectively.

 Employee Bonus Plans

  Pursuant to the Employee Bonus Plan, all employees of the Company are eligible to receive, on a quarterly basis, a percentage of their base compensation as a cash bonus. The percentage paid is at the discretion of management and is limited to a maximum of 15% of the respective employee's base quarterly compensation. For fiscal year 1996, transition period 1995 and fiscal year 1995, no bonuses were paid. Bonuses paid for the fiscal year 1994 were $2.0 million.

  The Company also has a performance based management incentive plan for officers and key employees. Bonuses under the plan are distributed to officers and key employees of the Company based upon performance related criteria determined at the discretion of the Compensation Committee of the Board. Bonuses paid for the fiscal year 1996 were $0.5 million. For transition period 1995 and fiscal year 1995, no bonuses were paid. Bonuses paid for the fiscal year ended July 2, 1994 were $1.9 million.

 Stock Plans

  The Company has three employee stock plans, adopted in 1985, 1989 and 1995, and three non-employee director stock plans adopted in 1991, 1994 and 1996 (the "Plans").

                                    III-22

                              AST RESEARCH, INC.

  In 1985, the Company adopted the Chief Executives' Plan (the "CE Plan"). The CE Plan, as amended in 1987, provided for an aggregate of 1.2 million shares of the Company's common stock to be available to the chief executive officers, which include the president and executive vice presidents of the Company, and such other officers that the Board might specifically designate as a "chief executive officer" for purposes of the CE Plan. In 1995, the CE Plan was terminated, except as to options then outstanding. At December 28, 1996, 200,000 options remained outstanding and were exercisable at a price of $3.50 per share.

  The 1989 Long-Term Incentive Program (the "1989 Program"), as amended, provides for the granting of stock options, stock appreciation rights, restricted stock and performance units. An amendment to the plan, adopted by the Board in 1992, and approved by a shareholder vote, annually increases shares authorized to be issued by 2% of the number of common shares outstanding at each fiscal year-end. Under the 1989 Program, options granted become exercisable at the discretion of the Board or Compensation Committee and expire ten years from the date of grant. No stock appreciation rights or performance units have been granted under the 1989 Program.

  The Company's 1991 Stock Option Plan for Non-Employee Directors (the "Non-Employee Option Plan"), as amended in 1995, provides for an initial grant of options to purchase 20,000 shares of the Company's common stock to each newly appointed non-employee director. In addition, on January 1 each year, each participant will receive an option to purchase 12,000 shares of common stock. The aggregate number of shares that may be issued under the Plan is 500,000. Options vest equally over four years commencing on the first anniversary of the date of grant. Each option is exercisable at 100% of the common stock's fair market value on the date of grant.

  In 1994, the Company adopted the AST Research, Inc. 1994 One-Time Grant Stock Option Plan for Non-Employee Directors. The Plan, as amended in 1995, provided for the grant of an option to purchase 50,000 shares of common stock to each non-employee member of the Company's Board on July 1, 1994. At December 28, 1996, 100,000 options remained outstanding and were exercisable at a price of $14.25 per share.

  In 1995, the Company adopted the President's Plan. The President's Plan provides for an aggregate of 1,000,000 shares of the Company's common stock to be available to the President of the Company.

  In 1996, the Company adopted the 1996 Non-Employee Director Plan. Subject to shareholder approval, this plan provides for an aggregate of 500,000 shares of the Company's common stock to be available to the non-employee members of the Company's Board.

The following table summarizes stock options available for grant:

                              FISCAL YEAR   SIX MONTHS    FISCAL YEAR ENDED
                                 ENDED        ENDED     ----------------------
                              DECEMBER 28, DECEMBER 30,  JULY 1,     JULY 2,
                                  1996         1995        1995        1994
                              ------------ ------------ ----------  ----------
                                              (IN THOUSANDS)
     Balance at beginning of
      period.................   1,767,744    1,652,631   1,605,568   2,052,143
     Authorized..............   1,679,607    2,143,588     648,250     896,675
     Granted.................  (1,949,249)  (2,579,425) (1,261,700) (1,624,400)
     Canceled................   3,005,413    1,345,625     747,195     380,425
     Plan shares expired.....     (67,400)    (794,675)    (86,682)    (99,275)
                               ----------   ----------  ----------  ----------
     Available for future
      grant..................   4,436,115    1,767,744   1,652,631   1,605,568
                               ==========   ==========  ==========  ==========


                                    III-23

                              AST RESEARCH, INC.

  A summary of the status of the Company's stock option plans as of fiscal year 1996, transition year 1995, fiscal year 1995, and fiscal year 1994, and changes during the years ending on those dates is presented below:

                                 FISCAL YEAR 1996         TRANSITION YEAR 1995
                             -------------------------- --------------------------
                                           WEIGHTED-                  WEIGHTED-
                                            AVERAGE                    AVERAGE
                               SHARES    EXERCISE PRICE   SHARES    EXERCISE PRICE
                             ----------  -------------- ----------  --------------
   Outstanding at beginning
    of year................   5,518,875      $10.35      4,481,975      $14.86
   Granted.................   1,949,249        5.38      2,579,425       10.50
   Exercised...............     (80,500)       4.18       (196,000)       5.29
   Canceled................  (3,005,413)       9.23     (1,346,525)      15.90
                             ----------                 ----------
   Outstanding at end of
    year...................   4,382,211      $ 6.86      5,518,875      $10.35
                             ==========      ======     ==========      ======
   Exercisable at end of
    year...................   2,057,260                  2,183,574
                             ==========      ======     ==========      ======
   Weighted-average fair
    value of options
    granted during the
    year...................                  $ 2.25                     $ 3.47
                             ==========      ======     ==========      ======

                                 FISCAL YEAR 1995          FISCAL YEAR 1994
                             ------------------------- -------------------------
                                          WEIGHTED-                 WEIGHTED-
                                           AVERAGE                   AVERAGE
                              SHARES    EXERCISE PRICE  SHARES    EXERCISE PRICE
                             ---------  -------------- ---------  --------------
   Outstanding at beginning
    of year................  4,046,220      $15.60     3,504,380      $14.49
   Granted.................  1,261,700       13.95     1,624,400       17.17
   Exercised...............    (78,750)       9.97      (755,000)      12.67
   Canceled................   (747,195)      17.95      (327,560)      17.90
                             ---------                 ---------
   Outstanding at end of
    year...................  4,481,975      $14.86     4,046,220      $15.60
                             =========      ======     =========      ======
   Exercisable at end of
    year...................  1,909,477                 1,351,661
                             =========      ======     =========      ======

  The following table summarizes information about stock options outstanding at December 28, 1996:

                              OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                     -------------------------------------- ---------------------
                                                  WEIGHTED-             WEIGHTED-
                       NUMBER    WEIGHTED-AVERAGE  AVERAGE    NUMBER     AVERAGE
      RANGE OF       OUTSTANDING    REMAINING     EXERCISE  EXERCISABLE EXERCISE
   EXERCISE PRICES   AT 12/28/96 CONTRACTUAL LIFE   PRICE   AT 12/28/96   PRICE
   ---------------   ----------- ---------------- --------- ----------- ---------
   $          3.50      200,000     0.1 years      $ 3.50      200,000   $ 3.50
      4.00 to 5.00    3,241,711     8.9              4.56    1,082,010     4.58
      5.25 to 8.63       70,000     8.9              8.36       17,000     8.49
    10.75 to 15.00      309,000     8.0             13.46      238,500    13.70
    15.13 to 22.75      561,500     5.8             17.54      519,750    17.43
                      ---------                              ---------
   $ 3.50 to 22.75    4,382,211     8.0 years      $ 6.86    2,057,260   $ 8.81
                      =========     =========      ======    =========   ======

  At December 28, 1996, 8,818,326 shares of the Company's common stock were reserved for issuance under the Company's various stock option plans.

                                    III-24

                              AST RESEARCH, INC.

  The Company applies APB Opinion 25 and related Interpretations in accounting for its stock plans and accordingly, no compensation cost has been recognized. Pro forma information regarding net income and earnings per share is required by of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"), and has been determined as if the Company had accounted for employee stock options under the fair value method of SFAS No. 123. The fair value for stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following range of assumptions for fiscal year 1996 and transition period 1995, respectively: risk-free interest rates of 5.50% and 5.09%; volatility factors of the expected market price of the Company's common stock of 0.54 and 0.56, and an expected life of the option of 4.1 and 5.1 years.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The effects of applying SFAS 123 for providing pro forma disclosures in fiscal 1996 and in transition period 1995 are not likely to be representative of the effects on reported net income for future years. The Company's pro forma information follows:

                                                       FISCAL YEAR   SIX MONTHS
                                                          ENDED        ENDED
                                                       DECEMBER 28, DECEMBER 30,
                                                           1996         1995
                                                       ------------ ------------
                                                       (IN THOUSANDS, EXCEPT PER
                                                            SHARE AMOUNTS)
     Net loss............................. As reported  $(417,715)   $(225,006)
                                           Pro forma     (419,920)    (225,865)
     Net loss per share................... As reported  $   (8.22)   $   (5.27)
                                           Pro forma        (8.26)       (5.29)
                                                        =========    =========

  In December 1990, the Board authorized the issuance of warrants to purchase an aggregate of 80,000 shares of the Company's common stock to its then non-employee directors. At December 28, 1996, 40,000 of these warrants remained outstanding and were exercisable at an exercise price of $13.88 per share. On July 27, 1992, the Board authorized the issuance of warrants to purchase 50,000 shares of the Company's common stock to the Company's then Chairman of the Board. At December 28, 1996, 37,500 of these warrants remained outstanding and were exercisable at a price of $13.50 per share.

  On September 23, 1996, all outstanding stock options held by employees (excluding executive officers and board members) were repriced with a new exercise price of $4.63 per share, the closing market price on that date. The repricing is subject to the condition that the options are not exercised and employment is not terminated prior to September 22, 1997. The Company intends to cancel and reissue new options under the Company's 1989 Long Term Incentive Plan. The number of shares and vesting schedule of the new options grants is the same as that of the original grant. A total of 3,035,268 options with exercise prices ranging from $4.81 to $9.38 were repriced.

NOTE 10. STOCKHOLDER RIGHTS PLAN

  On June 30, 1989, the Board adopted a Stockholder Rights Plan which is intended to protect stockholders from unfair takeover practices. Under the Plan, each share of common stock carries one right to obtain additional stock or other property according to terms provided in the Plan. The rights are not exercisable or separable from the common stock until another party acquires at least

                                    III-25

                              AST RESEARCH, INC.

15% of the Company's then outstanding common stock or commences a tender offer for at least 15% of the Company's then outstanding common stock.

  In the event the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or 50% or more of its consolidated assets or earning power are sold or transferred, each right will entitle its holder to receive, at the then current exercise price, common stock of the acquiring company having a market value equal to two times the exercise price of the right. If a person or entity were to acquire 15% or more of the outstanding shares of the Company's common stock, or if the Company is the surviving corporation in a merger and its common stock is not changed or exchanged, each right will entitle the holder to receive, at the then current exercise price, common stock having a market value equal to two times the exercise price of the right. Until a right is exercised, the holder of a right, as such, will have no rights as a stockholder of the Company, including, without limitation, the rights to vote as a stockholder or receive dividends. The rights, which expire on June 30, 1999, may be redeemed by the Company at a price of $0.01 per right. At December 28, 1996, 500,000 of the 1,000,000 authorized but unissued preferred shares of the Company are reserved for issuance upon exercise of these rights. As a condition of entering into the Stock Purchase Agreement with Purchaser, the Company amended the Stockholder Rights Plan to allow Purchaser, in accordance with the terms and conditions of the Stockholder Agreement between the Company and Purchaser dated July 31, 1995, to acquire, without additional Board or Stockholder approval and without triggering the Stockholders Rights Plan, up to 49.9% of the common stock during the first four years of its investment, and after the standstill period, which now ends December 15, 1998, up to 66.67% of the common stock except that such limits shall not apply to any acquisition by Purchaser made pursuant to a cash tender offer for all equity securities not owned by Purchaser and/or its affiliates.

NOTE 11. COMMITMENTS AND CONTINGENCIES

 Lease Commitments

  The Company leases its field offices, certain equipment, automobiles and most of its operating facilities under operating lease agreements. Future minimum lease payments under these leases approximate the following amounts:

      FISCAL YEAR                                                     AMOUNT
      -----------                                                 --------------
                                                                  (IN THOUSANDS)
        1997.....................................................    $12,017
        1998.....................................................      8,938
        1999.....................................................      5,483
        2000.....................................................      3,355
        2001.....................................................      3,004
        Thereafter...............................................     18,361
                                                                     -------
      Total minimum lease payments...............................    $51,158
                                                                     =======

  Operating lease commitments have been reduced for rental income from non-cancelable subleases by approximately $1.8 million in 1997, $1.4 million in 1998, and $0.9 million in 1999. Rent expense for fiscal year 1996, transition period 1995, and fiscal years 1995 and 1994, was approximately $10,496,000, $5,070,000, $11,125,000, and $10,588,000, respectively.

                                    III-26

                              AST RESEARCH, INC.

 Royalty Commitments

  The Company has commitments for minimum guaranteed royalties under various licensing agreements which are payable over periods ranging from one to five years. The Company has been notified that certain of its products may also require licenses under patents held by others. The Company evaluates these licensing proposals on a case-by-case basis to determine whether licenses are necessary or desirable. Although these evaluations continue, management is accruing amounts that, in its judgment, represent the potential royalties and/or legal costs of resolving these claims.

 Employment Contracts

  The Company maintains Severance Compensation Agreements with its executive officers and its non-officer vice presidents. Such agreements provide for (i) lump sum payments comprised of up to two years of salary and bonus and certain other benefits for executive officers, or one year of salary and bonus and certain other benefits for vice presidents who are not executive officers and
(ii) acceleration of the vesting of stock options upon a "change of control" of the Company and termination of the covered employee for reasons specified in the contract. The aggregate commitment under these Severance Compensation Agreements should all covered employees be terminated is approximately $3.4 million.

  The Company has a severance policy for its executive officers which, in the event of an involuntary termination other than in connection with a "change in control," generally requires the Company to pay its President severance equal to two years of salary and its other executive officers' severance equal to six months of salary plus an additional month of salary for each year of employment with the Company, up to a maximum of 12 months. Benefits are also continued during this period.

 Other Contingencies

  The Company has been named as a defendant or co-defendant, generally with other personal computer manufacturers, including such companies as IBM, AT&T, Unisys, Digital Equipment Corporation, NEC, Olivetti, NCR, Panasonic, and Matsushita, in eighteen similar lawsuits each of which alleges as a factual basis the occurrence of carpal tunnel syndrome or repetitive stress injuries. The suits naming the Company are just a few of the many lawsuits of this type which have been filed, often naming IBM and other major computer companies. The claims against the Company total in excess of $100 million in compensatory damages and punitive damages and additional unspecified amounts. The Company has denied or is in the process of denying the claims and intends to vigorously defend the suits. The Company is unable at this time to predict the ultimate outcome of these suits. Ultimate resolution of the litigation against the Company may depend on progress in resolving this type of litigation overall. The Company is currently unable to estimate the amount of any loss that may be realized in the event of an unfavorable outcome. However, before consideration of any potential insurance recoveries, the Company believes that the claims in the suits filed against it will not have a material impact on the Company's consolidated financial position or results of operations. The Company has maintained various liability insurance policies during the periods covering the claims above. While such policies may limit coverage under certain circumstances, the Company believes that it is adequately insured. Should the Company not be successful in defending against such lawsuits or not be able to claim compensation under its liability insurance policies, the Company's results of operations and financial condition may be adversely affected.

  The Company was named, along with twelve other personal computer companies, as a defendant in a lawsuit filed on March 27, 1995 in the Superior Court for the County of Merced, California. The case name for this March 27, 1995 filing is People v. Acer, et al., and the complaint alleged that the

                                    III-27

                              AST RESEARCH, INC.

Company has engaged in deceptive advertising and unlawful business practices in relation to computer monitor screen measurements. The People v. Acer lawsuit was resolved by a Stipulated Judgment that the Company signed along with representatives of all other defendants. The Company was named, along with three other personal computer or monitor companies, as a defendant in a class action lawsuit filed on May 2, 1995 in the Superior Court for the County of Marin, California. The case name for this May 2, 1995 filing is Kaplan, et al. v. Viewsonic, et al., and alleges that the defendants have engaged in unfair business practices, false advertising and breach of implied warranty concerning the advertisement of the size of computer monitor screens. The Company was named, along with 37 other defendants, in a class action lawsuit, Long v. Packard Bell, et al., filed on August 21, 1995 in the Superior Court for the County of Orange, California, which alleges certain claims concerning the advertising of the sizes of computer monitors. The Company was named, along with nine other defendants, in a class action lawsuit, Randy Davis, Ph.D., Inc. v. AST Research, et al., filed on August 23, 1995 in Superior Court for the County of Orange, California, which alleges certain claims concerning the advertising of the sizes of computer monitors. The Company was named, along with 35 other defendants, in a class action lawsuit, Sutter v. Acer, et al., filed on September 7, 1995 in the Superior Court for the County of Sacramento, California, which alleges certain claims concerning the advertising of the sizes of computer monitors. The Company was named, along with 41 other defendants, in a class action lawsuit, Shapiro v. ADI Systems, Inc., et al., filed on August 14, 1995 in Santa Clara County, California, which alleges certain claims concerning the advertising of the sizes of computer monitors. The Company was named, along with 29 other defendants, in a class action lawsuit, Maizes & Maizes, et al., v. Apple Computer Inc., et al., filed on December 15, 1995 in Essex County, New Jersey, which alleges certain claims concerning the advertising of the sizes of computer monitors. The Company is currently unable to estimate the amount of any loss that may be realized in the event of an unfavorable outcome in any or all of these cases. However, based on preliminary facts available to the Company, management does not believe that the outcome of these disputes will have a material adverse impact on the Company's consolidated financial position or results of operations.


  The Company has been named, along with Purchaser and certain current and former members of the Company's Board, as a defendant in twelve shareholder class action lawsuits filed on or shortly after January 31, 1997. Eleven class action complaints were filed in the Court of Chancery in New Castle County, Delaware, under case names Miller v. Kim, et al; Tepper v. Samsung Electronics Co., Ltd., et al.; Kenneth Steiner v. Kim, et al.; William Steiner v. Kim, et al.; Zeiff v. AST Research, Inc., et al; Schultz v. Choo, et al.; Ungar v. AST Research, Inc. et al.; Schnoll v. AST Research, Inc., et al.; Krim v. AST Research, Inc., et al.; Jaroslawicz v. Kim, et al.; and Rattner v. Samsung Electronics Co., Ltd. A separate class action complaint was filed but not served on January 31, 1997 in the Superior Court for the County of Orange, California, under case name Sigler v. AST Research, Inc., et al The Plaintiffs allege that the defendants have engaged in an unlawful scheme to enable Purchaser to acquire all outstanding shares of the Company's stock not previously owned by Purchaser for inadequate consideration and in violation of the defendants' fiduciary duties. The plaintiffs seek to enjoin Purchaser's proposed purchase of the Company's outstanding shares and request unspecified monetary damages, including attorney and expert fees and costs. On February 27, 1997, the plaintiffs in the Delaware cases submitted a proposed Order of Consolidation to the court, which has not yet been entered. The litigation is in its preliminary stages. The Company is unable at this time to predict the ultimate outcome of these lawsuits.

  The Company is also subject to other legal proceedings and claims that arise in the normal course of business. While the outcome of these proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

                                    III-28

                              AST RESEARCH, INC.

NOTE 12. SEGMENT AND GEOGRAPHIC INFORMATION

  The Company operates in one industry segment: the manufacture and sale of personal computers, including desktop, server, and notebook computer systems. The Company currently markets its products through retail computer dealers, consumer retailers, international and regional distributors, value added dealers, and value added resellers.

  At the end of fiscal year 1995, the Company reorganized its worldwide sales organization and internal reporting structure into three major geographical groups: The Americas, which includes the United States and Canada; Europe; and Asia Pacific, which includes Asia, the Pacific Rim and the Middle East. Prior period geographic information has been reclassified in accordance with this new organization.

  A summary of the Company's operations by geographic area is as follows:

Year ended December 28, 1996

                                                    ASIA
                          AMERICAS     EUROPE     PACIFIC    ELIMINATED   CONSOLIDATED
                         ----------  ----------  ----------  -----------  ------------
                                              (IN THOUSANDS)
Sales to unaffiliated
 customers.............. $1,140,808  $  675,592  $  252,243  $       --    $2,068,643
Transfers between
 geographic areas.......    214,850     649,150     455,586   (1,319,586)         --
                         ----------  ----------  ----------  -----------   ----------
Net sales............... $1,355,658  $1,324,742  $  707,829  $(1,319,586)  $2,068,643
Revenue from related
 party..................     25,000      10,000         --           --        35,000
                         ----------  ----------  ----------  -----------   ----------
Total revenue........... $1,380,658  $1,334,742  $  707,829  $(1,319,586)  $2,103,643
                         ==========  ==========  ==========  ===========   ==========
Operating loss.......... $ (230,896) $ (110,771) $  (46,928) $     3,487   $ (385,108)
                         ==========  ==========  ==========  ===========   ==========
Identifiable assets..... $  420,764  $  285,534  $  124,759  $       --    $  831,057
                         ==========  ==========  ==========  ===========   ==========
Six months ended December 30, 1995
                                                    ASIA
                          AMERICAS     EUROPE     PACIFIC    ELIMINATED   CONSOLIDATED
                         ----------  ----------  ----------  -----------  ------------
                                              (IN THOUSANDS)
Sales to unaffiliated
 customers.............. $  453,054  $  383,304  $  179,925  $       --    $1,016,283
Transfers between
 geographic areas.......    140,797     378,420     419,466     (938,683)         --
                         ----------  ----------  ----------  -----------   ----------
Total revenue........... $  593,851  $  761,724  $  599,391  $  (938,683)  $1,016,283
                         ==========  ==========  ==========  ===========   ==========
Operating loss.......... $ (149,180) $  (47,481) $  (18,974) $       439   $ (215,196)
                         ==========  ==========  ==========  ===========   ==========
Identifiable assets..... $  491,243  $  380,769  $  184,030  $       --    $1,056,042
                         ==========  ==========  ==========  ===========   ==========
Year ended July 1, 1995
                                                    ASIA
                          AMERICAS     EUROPE     PACIFIC    ELIMINATED   CONSOLIDATED
                         ----------  ----------  ----------  -----------  ------------
                                              (IN THOUSANDS)
Sales to unaffiliated
 customers.............. $1,387,442  $  743,561  $  336,780  $       --    $2,467,783
Transfers between
 geographic areas.......    375,500     628,831     902,319   (1,906,650)         --
                         ----------  ----------  ----------  -----------   ----------
Total revenue........... $1,762,942  $1,372,392  $1,239,099  $(1,906,650)  $2,467,783
                         ==========  ==========  ==========  ===========   ==========
Operating loss.......... $  (91,738) $   (6,362) $   (7,619) $        29   $ (105,690)
                         ==========  ==========  ==========  ===========   ==========
Identifiable assets..... $  508,714  $  287,218  $  225,569  $       --    $1,021,501
                         ==========  ==========  ==========  ===========   ==========

                                    III-29

                              AST RESEARCH, INC.

Year ended July 2, 1994

                                                   ASIA
                           AMERICAS   EUROPE     PACIFIC   ELIMINATED   CONSOLIDATED
                          ---------- ---------  ---------- -----------  ------------
                                               (IN THOUSANDS)
Sales to unaffiliated
 customers..............  $1,546,010 $ 532,921  $  288,343 $       --    $2,367,274
Transfers between
 geographic areas.......     404,582   251,605     904,204  (1,560,391)         --
                          ---------- ---------  ---------- -----------   ----------
Total revenue...........  $1,950,592 $ 784,526  $1,192,547 $(1,560,391)  $2,367,274
                          ========== =========  ========== ===========   ==========
Operating income (loss).  $   22,786 $ (20,027) $   44,025 $     7,205   $   53,989
                          ========== =========  ========== ===========   ==========
Identifiable assets.....  $  541,469 $ 257,098  $  207,053 $       --    $1,005,620
                          ========== =========  ========== ===========   ==========

  In determining operating income (loss) for each geographic area, sales and purchases between geographic areas have been accounted for on the basis of internal transfer prices set by the Company. Identifiable assets are those tangible and intangible assets used in operations in each geographic area. The fiscal year 1994 restructure credit of $12.5 million relates to and is included in the Americas operating income. The transition period 1995 restructuring charge of $13 million relates to and is included in the Asia Pacific operating loss. The fiscal year 1996 restructuring charge of $6.5 million is included in operating income (loss) in the geographic areas in which the actual restructuring costs are expected to be incurred. This amount is comprised of $1.1 million in the Americas segment, $3.7 million in the Europe segment and $1.7 million in the Asia Pacific segment.

NOTE 14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

  The tables below set forth selected quarterly financial information for fiscal year 1996, transition period 1995, and fiscal year 1995 (in thousands, except per share amounts).

Year ended December 28, 1996

                                                              THIRD     FOURTH
                              FIRST QUARTER  SECOND QUARTER  QUARTER   QUARTER
                              -------------  --------------  --------  --------
Net sales.................... $     519,972  $      538,759  $408,483  $601,429
Revenue from related party...        10,000          15,000       --     10,000
                              -------------  --------------  --------  --------
Total Revenue................       529,972         553,759   408,483   611,429
Gross profit (loss)..........       (19,646)         18,601   (18,762)   44,675
Net loss.....................      (115,760)        (98,730) (135,268)  (67,957)
Net loss per share........... $       (2.59) $        (2.21) $  (2.41) $  (1.18)
                              -------------  --------------  --------  --------

Six months ended December 30, 1995
                              FIRST QUARTER  SECOND QUARTER
                              -------------  --------------
Total revenue................ $     403,357  $      612,926
Gross loss...................        (6,769)        (10,106)
Net loss.....................       (96,382)       (128,624)
Net loss per share........... $       (2.36) $        (2.88)
                              -------------  --------------

                                    III-30

                              AST RESEARCH, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)

NOTE 14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)


                                          FIRST     SECOND    THIRD     FOURTH
YEAR ENDED JULY 1, 1995                  QUARTER   QUARTER   QUARTER   QUARTER
-----------------------                  --------  --------  --------  --------
Total revenue........................... $495,446  $640,159  $670,176  $662,002
Gross profit............................   37,299    66,318    86,942    55,115
Net loss................................  (39,406)  (21,724)   (6,548)  (31,631)
Net loss per share...................... $  (1.22) $   (.67) $   (.20) $   (.98)

  In fiscal year 1996 and transition period 1995, the quarterly per share amounts do not sum to the per share amounts for respective periods due to differences in the weighted average number of shares outstanding in each quarterly reporting period versus the weighted average number of shares outstanding for the respective periods. In fiscal year 1996, transition period 1995 and fiscal year 1995, fully diluted per share information is anti-dilutive.

NOTE 15. RELATED PARTY TRANSACTIONS

  On July 31, 1995, the Company completed the sale of 12.07 million shares of the Company's common stock to Purchaser, receiving net proceeds of approximately $240 million.

  On November 22, 1995, Purchaser provided a $50 million short-term loan to the Company at an interest rate of 7.3125% per annum. The Company repaid this loan on December 28, 1995.

  On December 21, 1995, the Company issued a five year option to Purchaser to purchase 4.4 million shares of the Company's common stock at an exercise price of $.01 per share and allowed Purchaser to add an additional member to the Company's Board, in exchange for additional financial support, principally including a two-year $200 million credit guarantee and a two-year vendor credit line of $100 million for selected component purchases.

  On July 11, 1996, the Company paid the $90 million promissory note due to Tandy related to the Company's 1993 acquisition of Tandy's personal computer manufacturing operations. Payment was in the form of 4,498,594 shares of the Company's common stock then valued at $30 million, and $60 million in cash. Subsequent to the issuance of shares to Tandy, also on July 11, 1996, the Company issued 8,499,336 shares of its common stock to Purchaser in exchange for $60 million in cash that was used to pay Tandy. The issuance of the common stock to Purchaser was made pursuant to the 1995 Letter of Credit Agreement between the Company and Purchaser.

  On October 11, 1996, Purchaser provided a $50 million short-term loan to the Company at an interest rate of 5.9% per annum. The Company repaid the loan, including interest of $0.6 million, on December 19, 1996.

  On December 13, 1996, the Company signed a Second Additional Support Agreement with Purchaser to provide certain additional financial support to the Company as consideration for 500,000 shares of non-voting preferred stock. The shares are not subject to mandatory redemption, but each share is redeemable at the Company's option for cash of $100.75 or 13.11 shares of the Company's common stock, beginning in January 1999. The preferred shares carry a quarterly cumulative dividend, beginning in 1999, at the annual rate of $4.72 per share, with annual increases to a maximum rate of $7.96 per share in the year 2004 and thereafter.

                                    III-31

  On February 22, 1996, the Company entered into a Server Technology Transfer Agreement and a Strategic Consulting Agreement with Purchaser. The Server Technology Transfer Agreement grants Purchaser a royalty-free license through July 31, 2000 to use the technical information supplied by the Company to produce server technology products. The Strategic Consulting Agreement grants Purchaser a royalty-free license through July 31, 2000 to use various marketing and sales planning studies provided by the Company. Under each agreement, Purchaser paid $5 million to the Company. These amounts are not refundable under any circumstance and are not contingent upon the rendering of future services by the Company. As a result of these agreements, $10.0 million was recorded as revenue from related party in fiscal year 1996.

  On June 27, 1996, the Company entered into an Intellectual Property Assignment Agreement with Purchaser, which assigns certain patent applications of the Company to Purchaser. Purchaser purchased a first group of patent applications from the Company during the second quarter of fiscal year 1996 for $15 million and exercised an option to purchase an additional group of patent applications for $10 million during the fourth quarter of fiscal year 1996. A total of $25 million related to these agreements was recorded as revenue from a related party in fiscal year 1996. The Company received $15 million in fiscal 1996, and the remaining payment of $10 million to be received in fiscal year 1997 is not contingent upon the rendering of future services by the Company.

  During fiscal year 1996, Purchaser paid the salaries of certain employees of the Company. The Company recorded a capital contribution of $1.0 million, which represents the estimated compensation expense of the employees paid by Purchaser.

  During fiscal year 1996 and transition period 1995, the Company purchased $304.7 million and $144.7 million of components and products from Purchaser respectively. Amounts payable to Purchaser at December 28, 1996 and December 30, 1995 were $58.4 million and $31.6 million, respectively.

NOTE 16. SUBSEQUENT EVENT

  On January 30, 1997 the Company announced that Purchaser proposed to commence negotiations to the acquire all of the outstanding shares of common stock of the Company not currently owned by Purchaser or its affiliates at a price of $5.10 per share. Pursuant to the terms of a Stockholder Agreement between the Company and Purchaser, Purchaser's ability to purchase shares and engage in other transactions with the Company is subject to certain restrictions, including approval of the Independent Directors (as defined in the Stockholder Agreement). The Company's Board has formed a special committee, consisting of the Independent Directors, to evaluate the Purchaser Proposal, and to consider other options that may be available to the Company. There is no assurance that any transaction will ultimately occur.

                                    III-32

                                    ANNEX A

                         AGREEMENT AND PLAN OF MERGER

  AGREEMENT AND PLAN OF MERGER, dated as of April 14, 1997, by and among Samsung Electronics Co. Ltd., a Korean corporation ("Parent"), AST Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and AST Research, Inc., a Delaware corporation (the "Company").

                                   ARTICLE I

                                   THE OFFER

SECTION 1.1 The Offer

  (a) Provided that none of the events set forth in Annex A hereto shall have occurred, as promptly as practicable, but in no event later than five business days after the public announcement of the execution hereof by the parties, Parent shall commence (within the meaning of Rule 14d-2 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act")) an offer to purchase (the "Offer") for cash any and all of the Company's issued and outstanding shares of common stock, par value $.01 per share (the "Shares"), at a price of $5.40 per share, net to the seller in cash (such price, or such higher price per Share as may be paid in the Offer, being referred to herein as the "Offer Price"). The obligation of Parent to accept for payment and to pay for any Shares tendered shall be subject to the conditions set forth in Annex A hereto.

  (b) Parent shall not decrease the Offer Price, change the form of consideration payable in the Offer, decrease the number of Shares sought pursuant to the Offer, add additional conditions to the Offer, or make any other changes in the terms or conditions of the Offer which are otherwise materially adverse to holders of Shares without the prior written consent of the Company (acting through the Special Committee, as defined in Section 1.2(a) below). Subject to the terms and conditions thereof, the Offer shall expire at midnight, New York City time, on the date that is twenty (20) business days from the date the Offer is commenced; provided, however, that without the Special Committee's consent, Parent may (i) from time to time extend the Offer, if at the scheduled expiration date of the Offer any of the conditions to the Offer shall not have been satisfied or waived, (ii) extend the offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission ("SEC") or the staff thereof applicable to the Offer and (iii) extend the Offer for any reason on one or more occasions for an aggregate period of not more than ten (10) business days beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence. In addition, if at any scheduled expiration date of the Offer any of the conditions of the Offer have not been satisfied or waived by Parent, but are capable of being satisfied in the reasonable, good faith judgment of Parent, then, on the written request of the Company (acting through the Special Committee), Parent shall from time to time extend the Offer for up to twenty (20) business days from the then-scheduled expiration date of the Offer.

  (c) As soon as practicable on the date the Offer is commenced, Parent shall file with the SEC a Tender Offer Statement on Schedule 14D-1 (together with all amendments and supplements thereto and including all exhibits thereto, the "Schedule 14D-1") with respect to the Offer, and a Transaction Statement on
Schedule 13E-3 (together with all amendments and supplements thereto and including all exhibits thereto, the "Schedule 13E-3"). The Schedule 14D-1 shall contain as an exhibit or incorporate by reference the Offer to Purchase (or portions thereof) and forms of the related letter of transmittal and summary advertisement. Parent and Sub agree that the Schedule 14D-1, the Offer to Purchase and all amendments or supplements thereto (which together constitute the "Offer Documents"), and the Schedule 13E-3, shall comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable laws. The Company and its counsel, and the

Special Committee and its counsel, shall be given an opportunity to review the Offer Documents prior to the filing thereof with the SEC. Parent and Sub agree to provide the Company and its counsel in writing with any comments Parent, Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments.

SECTION 1.2 Company Actions

  (a) The Company hereby approves of and consents to the Offer and represents that its Board of Directors, at a meeting duly called and held, has in light of the recommendation of its Special Committee of independent directors (the "Special Committee") and subject to the terms and conditions set forth herein,
(i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger (as defined in Section 2.1), taken together, are in the best interests of the stockholders of the Company (other than Parent and its affiliates), (ii) approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, and
(iii) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares thereunder to Parent and, if required by applicable law, approve and adopt this Agreement and the Merger. The Company also represents that the Special Committee has reviewed the opinion of Morgan Stanley & Co. Incorporated, financial advisor to the Special Committee, that, as of April 14, 1997, the consideration to be received pursuant to this Agreement is fair to the stockholders of the Company (other than Parent and its affiliates) from a financial point of view (the "Morgan Stanley Opinion").

  (b) The Company shall file with the SEC, concurrently with the filing of the
Schedule 14D-1, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, and including all exhibits thereto, the "Schedule 14D-9") containing the recommendations described in Section 1.2(a) and shall mail the Schedule 14D-9 to the stockholders of the Company promptly after the commencement of the Offer. The
Schedule 14D-9 shall comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable laws. Parent and its counsel shall be given the opportunity to review the Schedule 14D-9 prior to the filing thereof with the SEC. The Company shall also execute, and join in the filing of, the Schedule 13E-3 after review and approval thereof by the Company, the Special Committee and their respective counsel.

  (c) In connection with the Offer, the Company shall, or shall cause its transfer agent to, promptly furnish Parent with such information, including updated lists of the stockholders of the Company, mailing labels and updated lists of security positions, and such assistance, at Parent's expense, as Parent or its agents may reasonably request in communicating the Offer to the record and beneficial holders of Shares.

  (d) Solely in connection with the tender and purchase of Shares pursuant to the Offer and the consummation of the Merger, the Company hereby waives any and all rights of first refusal it may have with respect to shares owned by, or issuable to, any person.

                                  ARTICLE II

                                  THE MERGER

SECTION 2.1 The Merger

  Upon the terms and subject to the conditions hereof, and in accordance with the relevant provisions of the Delaware General Corporation Law (the "Delaware Law"), Sub or another direct or indirect wholly owned subsidiary of Parent shall be merged with and into the Company (the "Merger") as soon as practicable following the satisfaction or waiver, if permissible, of the conditions set forth in Article VIII hereof. Following the Merger, the Company shall continue as the surviving corporation (the

"Surviving Corporation") and shall continue its existence under the laws of Delaware, and the separate corporate existence of Sub (or such other subsidiary of Parent) shall cease.

  The parties agree that they will consider alternative structures in order to maximize the benefits of the ownership of the Shares by Parent, provided that such alternative structures do not, in the opinion of the Special Committee, adversely affect the rights of the Company or its stockholders (other than Parent and its affiliates) under this Agreement.

SECTION 2.2 Effective Time

  The Merger shall be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger in such form as is required by, and executed in accordance with, the relevant provisions of the Delaware Law (the time of such filing being the "Effective Time").

SECTION 2.3 Effects of the Merger

  The Merger shall have the effects set forth in the Delaware Law.

SECTION 2.4 Certificate of Incorporation and Bylaws

  The Certificate of Incorporation and the Bylaws of the Company at the Effective Time shall be the Certificate of Incorporation and the Bylaws of the Surviving Corporation until modified in accordance with applicable law.

SECTION 2.5 Directors and Officers

  The directors of Sub at the Effective Time shall be the directors of the Surviving Corporation until their successors are duly elected and qualified and the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation until replaced in accordance with the Bylaws of the Surviving Corporation.

SECTION 2.6 Conversion of Company Shares

  (a) Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held of record by Parent, Sub or any other subsidiary of Parent (other than the Company) or held in the treasury of the Company or any subsidiary of the Company, and Dissenting Shares, as defined in Section
3.1 hereof) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive $5.40 in cash or any higher price which may be paid pursuant to the Offer (the "Merger Consideration") payable to the holder thereof, without interest thereon, upon surrender of the certificate representing such share.

  (b Each share of Common Stock and Series A Redeemable Preferred Stock of the Company held by Parent, Sub or any other subsidiary of Parent or held in the treasury of the Company or by any subsidiary of the Company immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled without any payment therefor.

SECTION 2.7 Conversion of Sub Common Stock.

  Each share of common stock, par value $.01 per share, of Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock of the Surviving Corporation.

SECTION 2.8 Stock Options, SAR's

  (a) The Company shall cancel, immediately prior to the Effective Time, each outstanding stock option and warrant and any related stock appreciation right (hereinafter referred to as "Options") granted under any stock incentive plan or arrangement of the Company, provided that (i) not less than 30 days prior to the Effective Time, each outstanding Option shall become fully exercisable and vested, (ii) upon the earlier of September 23, 1997 or the acceptance for payment and purchase of Shares pursuant to the Offer (the "Time of Acceptance"), the exercise price of each outstanding Option granted under the AST Research, Inc. 1989 Long-Term Incentive Program (the "1989 Program") which is held by non-officer/director employees who are employed by the Company on such date and which is subject to the Company's action on September 23, 1996 to reprice stock options, shall be adjusted to $4.625 per Share, and (iii) each holder of a vested Option shall be entitled to receive from the Company, as of the Effective Time, for each Share subject to such Option an amount in cash in cancellation of such Option equal to the excess, if any, of the Merger Consideration over the per Share exercise price of such Option, less any applicable tax withholding. Except as provided herein, all stock incentive plans and arrangements of the Company shall terminate as of the Effective Time. Notwithstanding the foregoing, Options held by Parent shall not require any payment but instead shall be cancelled as of the Effective Time, unless theretofore exercised.

  (b) Notwithstanding anything else contained herein to the contrary, this subsection 2.8(b) shall apply to Options held by employees who are laid off by the Company prior to the Effective Time. In the event that an employee is laid off on or after the date hereof and prior to the Effective Time, (i) each outstanding Option held by such former employee shall become immediately fully exercisable and vested, (ii) if the former employee was a non-officer/director employee, the exercise price of each outstanding Option granted under the 1989 Program which is held by the former employee and which is subject to the Company's action on September 23, 1996 to reprice stock options, shall be adjusted to $4.625 per Share as of the acceptance for payment and purchase of shares pursuant to the Offer, and (iii) the former employee shall be entitled to receive from the Company, as of the Effective Time, for each Share subject to such Option, an amount in cash in cancellation of such Option equal to the excess, if any, of the Merger Consideration over the per Share exercise price of such Option, less any applicable tax withholding. The Company shall thereafter cancel, immediately prior to the Effective Time, each outstanding Option held by laid-off employees.

SECTION 2.9 Stockholders' Meeting

  If required by applicable law in order to consummate the Merger, and subject to the fiduciary duties of the Company's Board of Directors, the Company, acting through its Board of Directors, shall, in accordance with applicable law:

    (a) duly call, give notice of, convene and hold a special meeting (the "Special Meeting") of its stockholders as soon as practicable following the acceptance for payment and purchase of Shares pursuant to the Offer for the purpose of approving and adopting this Agreement;
    (b) subject to the fiduciary obligations of the Board and the Special Committee as advised by their respective legal counsel, include in the Proxy Statement (as defined in Section 5.6) the recommendation of its Board of Directors that stockholders of the Company vote in favor of the approval and adoption of this Agreement and the Morgan Stanley Opinion; and

    (c) use its best efforts (i) to obtain and furnish the information required to be included by it in the Proxy Statement, and, after consultation with Parent, respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof and cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time following the acceptance for payment and purchase of Shares pursuant to the Offer, and (ii) to obtain the necessary approval of the Merger by its stockholders. Parent agrees that, at the Special Meeting, all of the Shares owned by Parent, Sub or any other affiliate of Parent will be voted in favor of the Merger.

SECTION 2.10 Closing

  Upon the terms and subject to the conditions hereof, as soon as practicable after the acceptance for payment and purchase of Shares pursuant to the Offer and, if required by law, after the vote of the stockholders of the Company in favor of the adoption of this Agreement has been obtained, the Company shall execute in the manner required by the Delaware Law and deliver to the Delaware Secretary of State a duly executed certificate of merger, or certificate of ownership and merger if permitted by Delaware Law, and the parties shall take all such other and further actions as may be required by law to make the Merger effective. Prior to the filings referred to in this Section 2.10, a closing (the "Closing") will be held at the offices of Gibson, Dunn & Crutcher LLP, 4 Park Plaza, Irvine, California 92614 (or such other place as the parties may agree) for the purpose of confirming all the foregoing.

                                  ARTICLE III

                     DISSENTING SHARES; EXCHANGE OF SHARES

SECTION 3.1 Dissenting Shares

  Notwithstanding anything in this Agreement to the contrary, in the event that dissenters' rights are available in connection with the Merger pursuant to Section 262 of the Delaware Law, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders who did not vote in favor of the Merger and who comply with all of the relevant provisions of Section 262 of the Delaware Law (the "Dissenting Shares") shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead shall be converted into the right to receive such consideration as may be determined to be due to such stockholders pursuant to
Section 262 of the Delaware Law, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the Delaware Law. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder's Shares shall thereupon be deemed to have been converted into and to have become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration without any interest thereon. The Company shall give Parent (i) prompt notice of any written demands for appraisal of Shares received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demands. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands.

SECTION 3.2 Payment for Shares

  (a) Parent shall deposit in trust with a payment agent reasonably acceptable to the Company (the "Payment Agent"), prior to the Effective Time, cash in an aggregate amount necessary to make the payments pursuant to Section 2.6 hereof to holders (other than Parent or Sub or any of their respective subsidiaries) of Shares that are issued and outstanding immediately prior to the Effective Time (such amounts being hereinafter referred to as the "Payment Fund"). The Payment Agent shall, pursuant to irrevocable instructions, make the payments provided for in the preceding sentence out of the Payment Fund. The Payment Agent shall invest portions of the Payment Fund as Parent directs, provided that substantially all such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations receiving the highest rating from either Moody's Investors Services, Inc. or Standard & Poor's Corporation, or in certificates of deposit or banker's acceptances of commercial banks with capital exceeding $100 million. The Payment Fund shall not be used for any other purpose, except as provided in this Agreement.

  (b) Promptly after the Effective Time, the Surviving Corporation shall cause the Payment Agent to mail to each record holder (other than Parent or Sub or any of their respective subsidiaries), as of the

Effective Time, of an outstanding certificate or certificates which immediately prior to the Effective Time represented Shares (the "Certificates"), a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Payment Agent) and instructions for use in effecting the surrender of the Certificate or payment therefor. Upon surrender to the Payment Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be paid in exchange therefor cash in an amount equal to the product of the number of Shares represented by such Certificate multiplied by the Merger Consideration, and such Certificate shall forthwith be canceled. No interest will be paid or accrued on the cash payable upon the surrender of the Certificates. If payment is to be made to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. After the Effective Time, until surrendered in accordance with the provisions of this Section 3.2, each Certificate (other than Certificates representing Shares owned by Parent, Sub or any of their respective subsidiaries, and Dissenting Shares) shall represent for all purposes the right to receive the Merger Consideration in cash multiplied by the number of Shares evidenced by such Certificate, without any interest thereon.

  (c) After the Effective Time, there shall be no transfers of Shares that were outstanding immediately prior to the Effective Time on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for cash as provided in this Section 3.2. At the Effective Time, the stock transfer books of the Company shall be closed.

  (d) Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains unclaimed by the stockholders of the Company after one year following the Effective Time shall be repaid to the Surviving Corporation and holders of Certificates shall thereafter look only to the Surviving Corporation as general creditors thereof for payment of any Merger Consideration payable upon due surrender of their Certificates. Notwithstanding the foregoing, neither Parent nor the Surviving Corporation shall be liable to a holder of a Certificate for amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

                                  ARTICLE IV

                        REPRESENTATIONS AND WARRANTIES
                               OF PARENT AND SUB

  Parent and Sub hereby represent and warrant to the Company as follows:

SECTION 4.1 Organization and Qualification

  Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite corporate power to carry on its business as it is now being conducted.

SECTION 4.2 Authority Relative to this Agreement

  Each of Parent and Sub has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by requisite corporate action of Parent and Sub and no other corporate proceedings on the part of Parent or Sub are necessary to authorize this Agreement and the transactions contemplated hereby. Neither Parent nor Sub is subject to or obligated under any charter, bylaw or contract provision or any license, franchise or permit, or any law, regulation, order or decree, which would be breached or violated or in respect of which a right of acceleration would be created by its executing and carrying out this Agreement, other than any such breach, violation or right which (i) will not have a material adverse effect on Parent and its subsidiaries taken as a whole or (ii) will be cured, waived or terminated prior to the Effective Time.

SECTION 4.3 Governmental Consents

  No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with any governmental authority ("Consent") is required on the part of Parent or Sub in connection with the transactions contemplated by this Agreement, except (i) those required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"), (ii) those required by federal and state securities laws,
(iii) approval by all necessary government officials and agencies of the Republic of Korea, (iv) filing reports with the U.S. Department of Commerce regarding foreign direct investment in the United States, (v) filings with the Competition Directorate of the European Community Commission and under the Canadian Competition Act and the Investment Canada Act, (vi) filing a certificate of merger or a certificate of ownership and merger, as the case may be, with the Delaware Secretary of State, and (vii) where the failure to obtain such Consents would not have a material adverse effect on Parent's ability to consummate the transactions contemplated hereby. Parent has no reason to believe that all required governmental consents will not be obtained in a timely fashion.

SECTION 4.4 Offer Documents; Proxy Statement

  The Offer Documents and the Offer will comply in all material respects with the Exchange Act, except that no representation is made by Parent with respect to information supplied in writing by the Company specifically for inclusion in the Offer Documents. None of the information supplied in writing by Parent or its affiliates specifically for inclusion in the Schedule 14D-9 or the Proxy Statement will, at the time they are first filed with the SEC or distributed to the Company's stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

SECTION 4.5 Financing of the Offer and the Merger

  Parent has available to it credit lines or other sources of financing to provide the funds necessary for the completion of the transactions contemplated hereby, including, without limitation, to fund the repurchase obligations of the Company under the Company's Liquid Yield Option Notes due 2013 (the "LYONs") and to satisfy any debt obligations of the Company which will be accelerated as a result of the consummation of the Offer and/or the Merger. Parent agrees that none of the borrowings it may use to consummate the transactions contemplated by this Agreement will be incurred by, or secured, directly or indirectly, by the assets of, the Company or any of its subsidiaries.

                                   ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  The Company represents and warrants to Parent and Sub as follows:

SECTION 5.1 Organization and Qualification

  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power to carry on its business as it is now being conducted. The Company is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the Company and its subsidiaries taken as a whole.

SECTION 5.2 Capitalization

  The authorized capital stock of the Company consists of 200,000,000 Shares and 1,000,000 shares of Preferred Stock. As of April 10, 1997, 57,964,830 Shares were validly issued and outstanding, no Shares were held in the Company's treasury, and 500,000 shares of Series A Preferred were issued and outstanding. Since April 10, 1997 no Shares of the Company's capital stock have been issued, except Shares issued on exercise of Options. The Company has heretofore provided Parent with a complete and accurate schedule setting forth all outstanding Options, the holder thereof and the exercise price therefor. Except for Options set forth on such schedule, the LYONs and the Rights issued pursuant to the Rights Agreement (as defined in Section 5.4(b) below) there are no options, warrants, convertible securities or other rights, agreements or commitments obligating the Company to issue shares of its capital stock.

SECTION 5.3 Subsidiaries

  Each subsidiary material to the business of the Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has corporate power to carry on its business as it is now being conducted. Each of such subsidiaries is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the Company and its subsidiaries taken as a whole. All the outstanding shares of capital stock of such subsidiaries are validly issued, fully paid and nonassessable and, except for directors' qualifying shares and certain shares held in the names of nominees, are owned by the Company or by a subsidiary of the Company free and clear of all liens, claims or encumbrances.

SECTION 5.4 Authority Relative to this Agreement

  (a) The Company has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company's Board of Directors and, except for the approval of its stockholders, if required by the Delaware Law, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the transactions contemplated hereby. The Company is not subject to or obligated under any charter, bylaw or contract provision or any license, franchise or permit, or any law, regulation, order or decree, which would be breached or violated or in respect of which a right of acceleration would be created by its executing and carrying out this Agreement, other than any such breach, violation or right which (i) will not have a material adverse effect on the Company and its subsidiaries taken as a whole, or (ii) will be cured, waived or terminated prior to the Effective Time or (iii) which has been disclosed in writing by the Company to Parent or its advisors at or prior to the date of this Agreement.

  (b) All necessary action has been taken with respect to the Amended and Restated Rights Agreement by and between the Company and American Stock Transfer and Trust Company dated as of January 28, 1994, as amended by the First Amendment thereto dated as of January 28, 1994 (the "Rights Agreement"), so that (i) the Rights issued pursuant to the Rights Agreement will not be exercisable, trade separately or otherwise be affected by the Offer or the Merger, (ii) none of Parent, Sub or any of their affiliates will be deemed to be an "Acquiring Person" for purposes of the Rights Agreement in respect of the Offer or the Merger and (iii) a "Distribution Date" shall not occur by virtue of the Offer or the Merger.

  (c) The "Independent Directors", as defined in the Stockholder Agreement dated as of July 31, 1995 between Parent and the Company, as amended by Amendment No. 1 thereto dated as of December 21, 1995 (the "Stockholder Agreement"), have approved the Offer and the Merger for all purposes of the Stockholder Agreement, including Sections 2.1.7 and 6.3 thereof.

SECTION 5.5 Governmental Consents

  No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with any governmental authority ("Consent") is required on the part of the Company in connection with the transactions contemplated by this Agreement, except (i) those required by HSR, (ii) those required by federal and state securities laws,
(iii) filing reports with the U.S. Department of Commerce regarding foreign direct investment in the United States, (iv) filings with the Competition Directorate of the European Community Commission and under the Canadian Competition Act and the Investment Canada Act, (v) stockholder approval of the Merger (if required), and filing the certificate of merger or certificate of ownership and merger, as the case may be, with the Delaware Secretary of State, (vi) as has been disclosed in writing by the Company to Parent or its advisors at or prior to the date of this Agreement, and (vii) where failure to obtain such Consent would not have a material adverse effect on the Company and its subsidiaries, taken as a whole, or its ability to consummate the transactions contemplated hereby. The Company has no reason to believe that all required governmental consents will not be obtained in a timely fashion.

SECTION 5.6 SEC Reports and Financial Statements

  The Company has filed with the SEC, and has heretofore made available to Parent, true and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 1995 under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act (collectively, the "SEC Documents"). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents (as amended or supplemented by any such amendments), including, without limitation, any financial statements or schedules included therein (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. None of the Company's subsidiaries is required to file any forms, reports or other documents with the SEC. The financial statements of the Company included in the SEC Documents (as amended or supplemented by any such amendments) have been prepared from, and are in accordance with, the books and records of the Company and its consolidated subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Company and its consolidated subsidiaries as of the respective dates and for the respective periods thereof.

SECTION 5.7 Offer Documents; Proxy Statement; Other Information

  If a Proxy Statement is required for the consummation of the Merger under applicable law, the Proxy Statement will comply in all material respects with the Exchange Act, except that no representation is made by the Company with respect to information supplied in writing by Parent or any affiliate of Parent (other than the Company and its subsidiaries) specifically for inclusion in the Proxy Statement. The letter to stockholders, notice of meeting, proxy statement and form of proxy, or the information statement, as the case may be, to be distributed to stockholders in connection with the Merger, or any schedules required to be filed with the SEC in connection therewith are collectively referred to herein as the "Proxy Statement." None of the information relating to the Company and its subsidiaries supplied in writing by the Company specifically for inclusion in the Offer Documents or any schedules required to be filed with the SEC in connection therewith will, at the respective times the Offer Documents or any amendments or supplements thereto or any such schedules are filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Schedule 14D-9 will comply in all material respects with the Exchange Act, except that no representation is made by the Company with respect to information supplied in writing by Parent or any affiliate of Parent (other than the Company and its subsidiaries) specifically for inclusion in the Schedule 14D-9.

                                  ARTICLE VI

                    CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 6.1 Conduct of Business by the Company Pending the Merger

  The Company covenants and agrees that, prior to the Time of Acceptance, unless Parent shall otherwise agree in writing, or as shall have otherwise been approved by the chief executive officer of the Company, or as otherwise contemplated by this Agreement:

    (a) the businesses of the Company and its subsidiaries shall be conducted only in the ordinary and usual course (taking into account the Company's current financial condition, results of operations and cash flow);

    (b) the Company shall not (i) sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries; (ii) amend its Certificate of Incorporation or Bylaws; or (iii) split, combine or reclassify the outstanding Shares or declare, set aside or pay any dividend payable in cash, stock or property with respect to the Shares; and

    (c) neither the Company nor any of its subsidiaries shall (i) issue or agree to issue any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class other than Shares issuable pursuant to presently outstanding Options or pursuant to the Rights; or
  (ii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

SECTION 7.1 Expenses

  Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

SECTION 7.2 Additional Agreements

  Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Offer and this Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of Parent, Sub and the Company shall take all such necessary action.

SECTION 7.3 Indemnification

  (a) Parent and Sub agree that all rights to indemnification and advancement of expenses now existing in favor of the directors and officers of the Company and its subsidiaries as provided in their Certificates of Incorporation or Bylaws or otherwise in effect on the date of this Agreement (whether pursuant to indemnification agreements or otherwise) with respect to matters occurring on or prior to the Effective Time will survive the Merger and continue in full force and effect, and Parent will cause the Surviving Corporation (or any successor to the Surviving Corporation) to honor all such rights to indemnification and advancement of expenses.

  (b) For six years after the Effective Time, Parent shall cause the Surviving Corporation (or any successor to the Surviving Corporation) to indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries (each an "Indemnified Party") against all losses, claims, damages, liabilities, fees, costs and expenses (including reasonable fees and disbursements of counsel in advance of disposition and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of Parent or the Surviving Corporation, which consent will not be unreasonably withheld or delayed)) arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, matters arising out of or pertaining to the transactions contemplated by this Agreement) to the full extent permitted under Delaware law, subject to the terms of the Company's Certificate of Incorporation, Bylaws and indemnification agreements, all as in effect at the date hereof, including provisions relating to advancement of expenses incurred in the defense of any action or suit; provided that, in the event any claim or claims are asserted or made within such six year period, all rights to indemnification or advancement of expenses in respect of any such claim or claims shall continue until disposition of any and all such claims; provided further, that each Indemnified Party's conduct shall be conclusively presumed to comply with the standards set forth under Delaware law, the Company's Certificate of Incorporation, Bylaws or such agreements, as the case may be, unless and until a court of competent jurisdiction in a final, non-appealable decision, determines to the contrary; and provided further, that nothing herein shall impair any existing rights or obligations of any present or former directors or officers of the Company. In the event of any threatened or actual claim, action, suit, proceeding or investigation as to which an Indemnified Party is entitled to indemnification or advancement of expenses hereunder (whether asserted before, at or after the Effective Time), the Indemnified Party may retain counsel reasonably satisfactory to it after consultation with Parent, but in no event shall the Surviving Corporation be required to reimburse the costs of such counsel hereunder unless (i) the Surviving Corporation shall have declined to assume the defense of such claim with counsel reasonably satisfactory to the Indemnified Party within ten days of a written request for indemnification given in accordance with Section 10.3 or (ii) the Indemnified Party shall have reasonably concluded, upon the advice of counsel, that there may be defenses available to it which conflict with those available to the Surviving Corporation.

  (c) Parent or the Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") for a period of not less than four years after the Effective Time; provided, that the Parent may substitute therefor policies of substantially similar coverage and amounts containing terms no less favorable to such former directors or officers; provided, further, if the existing D&O Insurance expires, is terminated or canceled during such period, Parent or the Surviving Corporation will use all reasonable efforts to obtain substantially similar D&O Insurance; provided further, however, that in no event shall Parent or the Surviving Corporation be required to pay aggregate premiums for insurance under this
Section 7.3 in excess of 200% of the aggregate premiums paid by the Company in 1996 on an annualized basis for such purpose (in which event Parent or the Surviving Corporation shall cause to be maintained D&O Insurance which, in Parent's good faith judgment, provides the maximum coverage available at an annual premium equal to 200% of the Company's 1996 annualized premiums).

  (d) For a period of six years from the Effective Time, Parent shall cause the Surviving Corporation (or any successor corporation) to keep in effect provisions in its Certificate of Incorporation and Bylaws providing for exculpation of director and officer liability and indemnification of the Indemnified Parties to the same extent as are currently provided for in the Company's Certificate of Incorporation and Bylaws, which such provisions shall not be amended during such period except as required by applicable law or except to make changes permitted by law that would expand or enlarge the Indemnified Parties' exculpation or indemnification rights.

  (e) The rights under this Section 7.3 are intended to benefit the Company and each Indemnified Party hereunder, shall be binding on all successors and assigns of Parent and the Surviving Corporation and shall be enforceable by each Indemnified Party. The parties hereto acknowledge and agree that the remedy at law for any breach of the obligations of Parent and the Surviving Corporation under this Section 7.3 is and will be insufficient and inadequate and that the Indemnified Parties, in addition to any remedies at law, shall be entitled to equitable relief (including specific performance). The Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys' fees, incurred by any Indemnified Party in enforcing the indemnity and other obligations set forth in this Section 7.3.

  (f) Parent unconditionally guarantees all of the Surviving Corporation's payment and other obligations provided for in this Section 7.3.

SECTION 7.4 Publicity

  The initial press release with respect to the execution of this Agreement has been previously approved by the parties. Following such initial press release, so long as this Agreement is in effect, neither the Company, Parent nor any of their respective affiliates shall issue or cause the publication of any press release or other public announcement with respect to the Merger, this Agreement or the other transactions contemplated hereby without the prior consultation of the other party, except as may be required by law or by any listing agreement with a national securities exchange or trading market.

                                 ARTICLE VIII

                                  CONDITIONS

SECTION 8.1 Conditions to Each Party's Obligation to Effect the Merger

  The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

    (a) this Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the holders of the Shares, if such vote is required by applicable law;

    (b) no statute, rule, regulation, decree, order or injunction shall have been promulgated, enacted, entered or enforced by any United States or Korean governmental agency or authority or court which remains in effect and prohibits, restrains, enjoins or restricts the consummation of the Merger or makes the acquisition or holding by Parent, its subsidiaries or affiliates of the Shares or the shares of common stock of the Surviving Corporation illegal;

    (c) any governmental consents or approvals required to consummate the Merger shall have been obtained, except where the failure to obtain such consents or approvals would not have a material adverse effect on (i) the Company and its subsidiaries, taken as a whole, or (ii) Parent's ability to consummate the transactions contemplated hereby; and

    (d) Parent shall have purchased Shares pursuant to the Offer.

                                  ARTICLE IX

                       TERMINATION, AMENDMENT AND WAIVER

SECTION 9.1 Termination

  This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company:

    (a) By mutual consent of Parent and the Company (with the consent of the Special Committee).

    (b) By either Parent or the Company (with the consent of the Special Committee) if Parent shall not have purchased Shares pursuant to the Offer by December 31, 1997.

    (c) By the Company (with the consent, and at the direction of, the Special Committee):

      (i) if, prior to the purchase of the Shares pursuant to the Offer, the Special Committee shall have (A) withdrawn, or modified or changed in a manner adverse to Parent or the Sub, its approval or recommendation of the Offer, this Agreement or the Merger in order to permit the Company to execute a definitive agreement providing for the acquisition of the Company by merger, consolidation or otherwise, determined by the Special Committee to constitute a superior alternative to the stockholders of the Company (other than Parent or its affiliates) (the "Alternative Transaction") than the acquisition of the Company contemplated by this Agreement, (B) determined, only after receipt of advice from legal counsel to the Special Committee, that the failure to take such action as set forth in the preceding clause (A) would cause the Board of Directors to violate its fiduciary duties to the Company's stockholders under applicable law, and (C) given notice to the Parent of its intent to terminate this Agreement and of the terms and provisions of the Alternate Transaction, such notice to be given not less than five (5) business days prior to the date of the termination of this Agreement;

      (ii) if, prior to the purchase of the Shares pursuant to the Offer, Parent breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained herein or breaches its representations and warranties in any material respect; or

      (iii) if the Offer shall have expired, or shall have been withdrawn, abandoned or terminated without Parent purchasing any Shares pursuant thereto; provided that the Company may not terminate this Agreement pursuant to this Section 9.1(c)(iii) if the Company is in material breach of this Agreement.

    (d) By Parent:

      (i) if prior to the purchase of the Shares pursuant to the Offer, the Special Committee shall have withdrawn, or modified or changed in a manner adverse to Parent, its approval or recommendation of the Offer, this Agreement or the Merger or shall have recommended an Alternate Transaction or offer, or the Company shall have executed an agreement in principle (or similar agreement) or definitive agreement providing for a tender offer or exchange offer for any shares of capital stock of the Company, or a merger, consolidation or other business combination with a person or entity other than Parent or its affiliates (or the Special Committee resolves to do any of the foregoing); or

      (ii) if Parent shall have terminated the Offer without purchasing any Shares thereunder; provided that Parent may not terminate this Agreement pursuant to this Section 9.1(d)(ii) if Parent has failed to purchase the Shares in the Offer in breach of the terms thereof.

SECTION 9.2 Effect of Termination

  In the event of termination of this Agreement as provided above, this Agreement shall forthwith become void and there shall be no liability on the part of either Parent or the Company; provided, however, that nothing herein shall relieve any party from any liability for any material breach of this Agreement.

SECTION 9.3 Amendment

  This Agreement may be amended by the parties hereto any time before or after approval hereof by the stockholders of the Company, but, after any such approval, no amendment shall be made which reduces the Merger Consideration or in any way adversely affects the rights of holders of the Shares without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and, in the case of the Company, approved by the Special Committee.

SECTION 9.4 Waiver

  At any time prior to the Effective Time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and
(iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Without limiting the effect of any other provision of this Agreement that confers authority upon the Special Committee with respect to this Agreement, it is expressly agreed that all of the rights of the Company under this Agreement (including, without limitation, rights of waiver and enforcement) are hereby vested exclusively in the Special Committee and shall be exercised by the Company only with the consent, or at the express direction, of the Special Committee.

                                   ARTICLE X

                              GENERAL PROVISIONS

SECTION 10.1 Non-Survival of Representations and Warranties

  All representations and warranties in this Agreement of Parent, Sub and the Company or in any instrument delivered by Parent, Sub or the Company pursuant to this Agreement shall not survive the Merger.

SECTION 10.2 Brokers

  The Company represents and warrants that, except for Morgan Stanley & Co. Incorporated, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company.

SECTION 10.3 Notices

  Any notice required or permitted to be given under this Agreement shall be written, and may be given by personal delivery, by cable, telecopy, telex or telegram (with a confirmation copy mailed as follows), by Federal Express, United Parcel Service, DHL, or other reputable commercial delivery service, or by registered or certified mail, first-class postage prepaid, return receipt requested. Notice shall be deemed given upon actual receipt. Mailed notices shall be addressed as follows, but each party may change its address by written notice in accordance with this paragraph.

  To the Company: AST Research, Inc.
                                   16215 Alton Parkway
                                   Irvine, California 92718
                                   Attention: General Counsel
                                   Fax: (714) 727-8581

  with copies to:The Special Committee of
                                   Independent Directors of
                                    AST Research, Inc.
                                   c/o Roger W. Johnson
                                   600 Anton Blvd., Suite 1260
                                   Costa Mesa, CA 92626
                                   Fax: (714) 979-6823

                                   Irell & Manella LLP
                                   333 South Hope Street, Suite 3300
                                   Los Angeles, CA 90071
                                   Attention: Henry Lesser, Esq.
                                   Fax: (213) 229-0515

                                   O'Melveny & Myers LLP
                                   610 Newport Center Drive
                                   Newport Beach, CA 92660
                                   Attention: Gary J. Singer, Esq.
                                   Fax: (714) 669-6994

  To the Parent: Samsung Electronics Co., Ltd.
                                   Samsung Main Building
                                   250, 2-Ka, Taepyung-Ro, Chung-Ku
                                   Seoul, Korea 100-742
                                   Attention: General Legal Counsel
                                   Fax: (822) 727-7179
  with a copy to:
                                   Gibson, Dunn & Crutcher LLP
                                   333 South Grand Avenue
                                   Los Angeles, CA 90071-3197
                                   Attention: Andrew E. Bogen, Esq.
                                   Fax: (213) 229-7520

SECTION 10.4 Elimination of Role of Independent Directors

  Concurrently with the acceptance for payment and purchase of Shares by Parent pursuant to the Offer, each agreement between the Company and Parent (other than this Agreement) which contains any provision requiring the approval of "Independent Directors" of the Company for any transaction between the Company and Parent or any of its affiliates, including but not limited to the Stockholder Agreement, shall automatically be amended to delete any such requirement.

SECTION 10.5 Miscellaneous

  This Agreement (i) constitutes the entire agreement and supersedes all other prior agreements and understanding, both written and oral, among the parties, or any of them, with respect to the subject matter hereof; (ii) is not intended to confer upon any other person any rights or remedies hereunder, except as otherwise expressly provided herein; and (iii) shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware (without regard to choice of law provisions). This Agreement may be executed in two or more counterparts which together shall constitute a single agreement. If any term, provision, covenant or restriction set forth in this Agreement is held by a court of competent jurisdiction to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions set forth in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Each of the parties hereto hereby consents to the non-exclusive jurisdiction of the Chancery Court and Supreme Court of the State of Delaware for purposes of resolving any disputes relating to this Agreement and waives any objections as to venue or personal jurisdiction in such courts. Any determination under this Agreement (including Annex A hereto) as to whether there has been a material adverse effect with respect to the Company and its subsidiaries, taken as a whole, shall be made in comparison to the Company's net losses and declining equity over the past thirteen fiscal quarters, the current trend with respect thereto, and all developments resulting therefrom. In addition, in making any such determination, any changes resulting from any actions of the Company approved on or after April 14, 1997 by the Board of Directors (including the Executive Committee) or the chief executive officer shall be disregarded.

  IN WITNESS WHEREOF, Parent, Sub and the Company caused this Agreement to be signed as of the date first written above by their respective officers thereunto duly authorized.

                                          SAMSUNG ELECTRONICS CO. LTD.

                                            By:      /s/ W.R. Choi
                                               ________________________________
                                                        W.R. Choi
                                          Title: Executive Director,
                                           International Finance

                                          AST ACQUISITION, INC.

                                            By:      /s/ J.C. Lee
                                               ________________________________
                                                         J.C. Lee
                                          Title: Vice President, Chief
                                           Financial Officer and Secretary

                                          AST RESEARCH, INC.


                                            By:      /s/ Y.S. Kim
                                               ________________________________
                                                         Y.S. Kim
                                          Title: President and Chief Executive
                                           Officer

                                                                        Annex A
                                          (to the Agreement and Plan of Merger)

                            CONDITIONS OF THE OFFER

  Notwithstanding any other provision of the Offer or the Merger Agreement, and subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) relating to Parent's obligation to pay for or return tendered shares after termination of the Offer, Parent shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, or may delay the acceptance for payment of any Shares, or may terminate the Offer if (i) any applicable waiting period under HSR has not expired or terminated; (ii) approval of all necessary government officials and agencies, including the Republic of Korea, shall not have been obtained on terms and conditions reasonably satisfactory to Purchaser (except where the failure to obtain such consents or approvals would not have a material adverse effect on (a) the Company and its subsidiaries, taken as a whole, or (b) Parent's ability to consummate the transactions contemplated hereby); or (iii) at any time after April 14, 1997 and before acceptance for payment of any Shares, any of the following events shall occur or shall be determined by Parent to have occurred:

    (a) there shall have been any action taken, or any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any domestic or foreign governmental regulatory or administrative agency or authority or court or legislative body or commission which directly or indirectly (1) prohibits, or imposes any material limitations on, Parent's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, or compels Parent or their respective subsidiaries or affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries, in each case taken as a whole, (2) prohibits, or makes illegal, the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (3) results in the delay in or restricts the ability of Parent, or renders Parent unable, to accept for payment, pay for or purchase some or all of the Shares, (4) imposes material limitations on the ability of Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, or (5) otherwise has a material adverse effect on the consolidated financial condition, businesses or results of operations of the Company and its subsidiaries, taken as a whole, provided that Parent shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted;

    (b) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or in the NASDAQ National Market System, for a period in excess of twenty-four hours, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the Republic of Korea (whether or not mandatory), (3) any limitation (whether or not mandatory) by any Korean or United States governmental authority on the extension of credit by banks or other financial institutions, (4) a change in general, financial, bank or capital market conditions which materially and adversely affects the ability of financial institutions in the United States or the Republic of Korea to extend credit or syndicate loans, (5) any significant change in the United States or the Republic of Korea currency exchange rates (with respect to the other) or suspension of, or limitation on, the markets therefor (whether or not mandatory) or the imposition of, or any significant change in, any currency or exchange control laws in the United States or the Republic of Korea, or (6) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

  (c) (1) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in any material respect as of the date of the Merger Agreement and as of consummation of the Offer as though made on or as of such date, (2) the Company shall have failed to comply with its covenants and agreements under the Merger Agreement in all material respects or (3) subject to the last two sentences of Section 10.5 of the Merger Agreement, there shall have occurred any events or changes which have had or which are reasonably likely to have a material adverse effect on the Company and its subsidiaries taken as a whole;

  (d) the Special Committee shall have withdrawn, or modified or changed in a manner adverse to Parent (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Merger Agreement, or the Merger, or recommended another proposal or offer, or the Special Committee, upon request of Parent, shall fail to reaffirm such approval or recommendation or shall have resolved to do any of the foregoing; or

  (e) the Merger Agreement shall have terminated in accordance with its terms;

which in the reasonable and good faith judgment of Parent, in any such case, and regardless of the circumstances (including any action or inaction by Parent) giving rise to such condition makes it inadvisable to proceed with the Offer or the acceptance for payment of or payment for the Shares.

  The foregoing conditions are for the sole benefit of Parent and may be waived by Parent, in whole or in part at any time and from time to time in the sole discretion of Parent. The failure by Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

                                    ANNEX B

MORGAN STANLEY

                                                     MORGAN STANLEY & CO.
                                                     INCORPORATED
                                                     555 CALIFORNIA STREET
                                                     SAN FRANCISCO, CALIFORNIA
                                                     94104
                                                     (415) 576-2000

                                April 14, 1997

The Special Committee of the Independent
Directors of AST Research, Inc.
16215 Alton Parkway
Irvine, California 92716

Gentlemen:

  We understand that Samsung Electronics Co., Ltd. ("Samsung") and Samsung Acquisition Corp., a wholly owned subsidiary of Samsung ("Acquisition Sub"), and AST Research, Inc. ("AST") propose to enter into an Agreement and Plan of Merger substantially in the form of the draft dated April 14, 1997 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Samsung of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of AST for $5.40 per share net to the seller in cash, and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into AST. Pursuant to the Merger, AST will become a wholly owned subsidiary of Samsung and each outstanding share of Common Stock, other than shares held in treasury or held by Samsung or any affiliate of Samsung or as to which dissenters' rights have been perfected, will be converted into the right to receive $5.40 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement. We further understand that approximately 45.7% of the outstanding shares of Common Stock is owned by Samsung and its affiliates, and that Samsung also owns options exercisable at $.01 per share which, if exercised, would increase Samsung's ownership of the outstanding shares of Common Stock to approximately 49%.

  You have asked for our opinion as to whether the consideration to be received by the holders of shares of Common Stock (other than Samsung and its affiliates) pursuant to the Merger Agreement is fair from a financial point of view to such holders.

  For purposes of the opinion set forth herein, we have:

    (i) reviewed certain publicly available financial statements and other information of AST;

    (ii) reviewed certain internal financial statements and other financial and operating data concerning AST prepared by the management of AST;

    (iii) reviewed certain financial projections prepared by the management of AST, including a draft of the AST Research, Inc. Reorganization Plan, dated April 14, 1997 (the "Reorganization Plan"), which contains projections with respect to restructuring actions that AST's management has proposed and long-term targets for AST's operating margins;

    (iv) discussed the past and current operations and financial condition and the prospects of AST with certain past and present senior executives and outside consultants of AST;

    (v) reviewed certain strategic and financial studies prepared by third parties at the direction of AST;

    (vi) reviewed the reported prices and trading activity for the Common
  Stock;

    (vii) compared the financial performance of AST and the prices and trading activity of the Common Stock with that of certain other broadly comparable publicly-traded companies and their securities;

    (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

    (ix) considered the future liquidity needs of AST, including our understanding, based on information provided to us by members of the Special Committee of the Independent Directors of AST (the "Special Committee") and representatives of Samsung as to statements made by Samsung to such members and representatives, respectively, that if the Merger is not consummated, there is no assurance that Samsung will provide any additional financial support to AST other than that which Samsung is contractually obligated to provide, nor be willing to have its existing ownership interest diluted by third party financing;

    (x) considered statements made by Samsung's representatives that Samsung intends to continue its active participation in the management of AST;

    (xi) participated in discussions and negotiations among representatives of the Special Committee, AST and Samsung and their financial and legal advisors;

    (xii) reviewed certain agreements between Samsung and AST in existence prior to the date hereof;

    (xiii) reviewed the Merger Agreement and certain related documents; and

    (xiv) considered such other factors as we have deemed appropriate.

  We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. In addition, we have assumed that the financial projections and targets provided to us by the management of AST, including those contained in the Reorganization Plan, have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of AST. We have not made any independent valuation or appraisal of the assets or liabilities of AST, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We also have relied on advice of counsel to the Special Committee as to certain legal matters regarding AST.

  We understand, based on information provided to us by members of the Special Committee and representatives of Samsung as to statements made by Samsung to such members and representatives, respectively, that Samsung does not intend to sell its ownership interest in AST to a third party. Accordingly, in arriving at our opinion, we did not solicit interest from any party with respect to the acquisition of AST or any of its assets, nor did we receive any indication of interest in such an acquisition from any party other than Samsung.

  We have acted as financial advisor to the Special Committee in connection with this transaction and will receive a fee for our services.

  It is understood that this letter is for the information of the Special Committee and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by AST with the Securities and Exchange Commission in connection with the Tender Offer and the Merger. In addition, we express no opinion and make no recommendation as to whether the stockholders of AST should accept the Tender Offer.

  Based on the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Common Stock (other than Samsung and its affiliates) pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                    ANNEX C

          TEXT OF SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

  262 APPRAISAL RIGHTS. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S) 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S) 251 (other than a merger effected pursuant to (S) 251(g) of this title), (S) 252, (S) 254, (S) 257, (S) 258, (S) 263 or (S) 264
of this title:

  (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S) 251 of this title.

  (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S)(S) 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

    a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

    b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

    c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

    d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

  (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S) 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

  (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

  (2) If the merger or consolidation was approved pursuant to (S) 228 or (S) 253 of this title, each consitutent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constitutent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constitutent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constitutent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constitutent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

  Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank or trust company to the Depositary at one of its addresses set forth below:

                       The Depositary for the Offer is:

                                 CITIBANK, N.A.

         By Mail:              By Overnight Courier:            By Hand:
      Citibank, N.A.              Citibank, N.A.             Citibank, N.A.
    c/o Citicorp Data           c/o Citicorp Data          Corporate Trust Window
    Distribution, Inc.          Distribution, Inc.      111 Wall Street, 5th Floor
       P.O. Box 7072              404 Sette Drive            New York, New York
Paramus, New Jersey 07653   Paramus, New Jersey 07652

             By Facsimile Transmission:           Confirm by Telephone:
          (For Eligible Institutions Only)           (800) 422-2066
                  (201) 262-3240

                               ----------------

  Any questions or requests for assistance may be directed to the Information Agent or Dealer Manager at their respective addresses and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent, the Dealer Manager or the Depositary. Stockholders may also contact their brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                      [LOGO OF MACKENZIE PARTNERS, INC.]

                               156 Fifth Avenue
                           New York, New York 10010
                         (212) 929-5500 (call collect)
                                      or
                         CALL TOLL-FREE (800) 322-2885

                     The Dealer Manager for the Offer is:

                             SALOMON BROTHERS INC

                             333 South Hope Street
                         Los Angeles, California 90071
                                (213) 253-1842
                                (Call Collect)